                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 10-SB/A


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                          Worldwide Medical Corporation
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                 (Name of Small Business Issuer in Its Charter)

                    Delaware                                     33-0601331
        -------------------------------                      -------------------
        (State or Other Jurisdiction of                        (IRS Employer
         Incorporation or Organization)                      Identification No.)

13 Spectrum Pointe Drive, Lake Forest, California                   92630
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    (Address of Principal Executive Offices)                      (Zip Code)

                                 (949) 598-8378
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              (Registrant's Telephone Number, Including Area Code)


        Securities to be registered pursuant to Section 12(b) of the Act:

    Title of Each Class                        Name of Each Exchange on Which
    To Be So Registered                        Each Class Is To Be Registered


----------------------------                 -----------------------------------


----------------------------                 -----------------------------------

        Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                                (Title of Class)


--------------------------------------------------------------------------------
                                (Title of Class)





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                                TABLE OF CONTENTS


PART I .......................................................................................  3

   Item 1. Description of Business............................................................  4
   Item 2. Management's Discussion and Analysis of Financial Condition and Results of
           Operations ........................................................................ 16
   Item 3. Description of Property ........................................................... 24
   Item 4. Security Ownership of Certain Beneficial Owners and Management .................... 24
   Item 5. Directors, Executive Officers, Promoters and Control Persons ...................... 27
   Item 6. Executive Compensation ............................................................ 30
   Item 7. Certain Relationships and Related Transactions .................................... 31
   Item 8. Description of Securities ......................................................... 33


PART II ...................................................................................... 35

   Item 1. Market for Common Equity and Related Stockholder Matters .......................... 35
   Item 2. Legal Proceedings ................................................................. 35
   Item 3. Changes in and Disagreements With Accountants ..................................... 35
   Item 4. Recent Sales of Unregistered Securities ........................................... 36
   Item 5. Indemnification of Directors and Officers ......................................... 39


PART F/S ..................................................................................... F-1

   Financial Statements for the Fiscal Years Ended December 31, 2000 and 1999 ................ F-2
   Financial Statements for the Nine Months Ended September 30, 2001 and 2000 ................ F-29

PART III ..................................................................................... 41

   Item 1. Index to Exhibits ................................................................. 41

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                                     PART I



CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS.



Certain statements we make in this Registration Statement on Form 10-SB constitute forward-looking statements, which are subject to risks and uncertainties. These statements relate to future events or the Company's future financial performance. The Company has attempted to identify forward-looking statements by terminology including "anticipates," "believes," "expects," "can," "continue," "could," "estimates," "intends," "may," "plans," "potential," "predicts," "should" or "will" or the negative of these terms or other comparable terminology. These statements are only predictions, and forward-looking statements, and involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements.



        Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance, or achievements.





Forward-looking statements include information concerning:

        -       our belief concerning future sales and net earnings growth;

        -       our belief concerning the growth of our cash flow;

        - our ability to reduce selling, general and administrative expenses as a percentage of net sales;

        - our belief that we have sufficient positive cash flow to support our working capital needs, capital expenditures and debt service requirements;

        -       our belief that we can improve sales and operating performance;

        -       our belief that we can improve inventory turnover; and

        - our future results of operations, including sales and earnings per share growth.


        You should understand that the following important factors, in addition to those discussed elsewhere in this Registration Statement could cause actual results to differ materially from those expressed in the forward-looking statements:

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WHAT FACTORS COULD AFFECT THE OUTCOME OF OUR FORWARD-LOOKING STATEMENTS?

INDUSTRY AND MARKET FACTORS

        - changes in economic conditions generally or in the markets served by us;

        - future federal and/or state regulatory and legislative actions affecting Worldwide and/or our markets;

        -       consumer preferences and spending patterns; and

        - competition from others, and from alternative distribution channels.

OPERATING FACTORS

        - our ability to continue to implement new information technologies;

        - our ability to continue to purchase inventory on favorable terms;

        - adverse determinations with respect to litigation or other claims;

        - our ability to attract, hire, retain, and train sales associates;

        - our ability to attract, hire, and retain suitable management personnel; and

        - our ability to establish effective advertising, marketing and promotional programs (including pricing strategies) in the different geographic markets in which we operate.

        Significant variability in orders during any period may have a material adverse impact on the Company's cash flow, and any significant decrease in orders could have a material adverse impact on the Company's results of operations and financial condition. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance. Fluctuations in the Company's operating results could cause the price of the Company's Common Stock to fluctuate substantially.

ITEM 1. DESCRIPTION OF BUSINESS.


        Worldwide Medical Corporation ("Worldwide," the "Company," or "we") is engaged in the marketing and distribution of accurate and confidential diagnostic tests that deliver immediate and preliminary results for detection of drugs of abuse and other medical conditions in humans, including, but not limited to, hidden blood in the stool, alcohol breath scans, and home screening for cholesterol. Products are sold under our trademark "First Check(R)" and promoted with our motto: "When the need to know... is NOW". Our other diagnostic assays include fertility tests to detect pregnancy and ovulation and assays for certain infections and sexually transmitted diseases. (In medicine, an "assay" is the means of measuring a substance of clinical interest. The results of the measurement are either qualitative, "yes/no", or quantitative, i.e. the number of an item, for example, red blood cells, in a sample.) Sales of our ovulation and infectious disease diagnostic products have not been significant to date, primarily because of the limited resources we have available to market the products, competitive market-place issues, and the current lack of required governmental approval for those products. (See "Products" and "Marketing and Sales.")


        We introduced our First Check family of diagnostic tests at the American Association of Clinical Chemistry annual convention in August of 1995. Commercial sales were first generated in December of 1995, and we were considered a development-stage enterprise prior to 1996.

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Historically, we have generated substantially all of our net revenues from our drugs of abuse tests. For the fiscal years ended December 31, 1999 and 2000, our drugs of abuse tests were responsible for approximately 87% of our net revenues, with the balance allocated between our alcohol breath scan and colorectal screening tests. Commencing late in our 2000 fiscal year, we began to increase our marketing attention for our colorectal screening test. As a result, that test was responsible for approximately 18% of our net revenues during the nine months ended September 30, 2001. During such nine-month period, our drugs of abuse tests yielded approximately 77% of our net revenues, notwithstanding an increase in the net revenues generated therefrom.



        The development, manufacture, and marketing of medical diagnostic products are subject to regulation by the United States Food and Drug Administration (the "FDA") and other federal, state, and local entities. The FDA regulates pre-clinical and clinical testing, manufacture, labeling, distribution, and promotion of medical devices under the Federal Food, Drug and Cosmetic Act ("FFDCA") and regulations promulgated thereunder. Section 510(k) of the FFDCA requires certain medical device manufacturers to notify FDA, at least 90 days in advance, of their intent to market a medical device. This is known as "Pre-market Notification," also called PMN or 510(k). The notification allows the FDA to determine whether the specific device is equivalent to a device already placed into one of three classification categories. A "new" device (i.e., one not in commercial distribution prior to May 28, 1976) that has not been so classified can be properly identified. Specifically, a medical device manufacturer is required to submit a pre-market notification if it intends to introduce a device into commercial distribution for the first time or to reintroduce a device that will be significantly changed or modified to the extent that its safety or effectiveness could be affected. Such change or modification could relate to the design, material, chemical composition, energy source, manufacturing process, or intended use.



        Thus, 510(k) clearance is an FDA designation that indicates that the test results are reliable and correlate to the claims made by the manufacturer and that permits the sale of the device by the manufacturer to professionals. A 510(k) "over-the-counter" ("OTC") clearance is a separate FDA designation that indicates not only that the test results are reliable and correlate to the claims by the manufacturer, but also that the packaging, instructions, and language, as reviewed by the FDA, can be readily understood by a non-professional consumer, and that the sale of the device by the manufacturer is also permitted to the general public.



        All of the products that we currently offer (both for professional and for consumer use) have been deemed by the FDA to be "substantially equivalent" to other devices placed into commercial distribution prior to May 28, 1976, by other entities and all of our products have received the relevant 510(k) clearance from the FDA for distribution in the United States. All of our First Check family of products have also received 510(k) over-the-counter clearance from the FDA. On June 23, 2000, the Company received its OTC clearance from the FDA for three of our First Check urine-based tests for drugs of abuse: "panel one" for marijuana, "panel two" for marijuana and cocaine, and "panel three" for marijuana, cocaine, and methamphetamines. Final 510(k) OTC clearance from the FDA of our "panel four" test, which screens for marijuana, cocaine, methamphetamines, and opiates, was received in October 2000. In 2001, the FDA provided our supplier, V-Tech, Inc., with 510(k) OTC clearance for our five panel integrated cup testing product for marijuana, cocaine, amphetamines, opiates, and phencyclidine ("PCP"). We have decided to market this five panel test to the professional, rather than the consumer, market. Accordingly, we have incorporated an adulterant strip that detects masking agents in human urine. (See "Products" and "Governmental Regulation," below.)



        Under the FDA's new product clearance guidelines for home testing for drugs of abuse, the consumer, in addition to securing an accurate and confidential preliminary test result, also must be provided with the option to request a confirmatory laboratory test. Management believes that the category of home screening test products is emerging rapidly as a growth opportunity for major drug, discount, and supermarket retailers. Our 510(k) OTC clearance provides us with an opportunity to be early to market with our First Check rapid tests that deliver unmasked, drug-specific, accurate, and confidential preliminary results in the privacy of the user's home or work place.



        On January 1, 2001, the Company, Dr. Francisco Rojas (our
Chief Scientific Officer and one of our Directors), and Dr. Ines Moretti formed Spectrum Analytics, Inc. ("Spectrum"), a California corporation, that provides gas chromatography/mass spectrometry ("GC/MS") confirmatory analysis for our First Check customers. GC/MS is a combination of sophisticated instrumentation and techniques that can accurately confirm the presence of and identify a drug of abuse in a biological specimen. Spectrum is a controlled subsidiary of the Company. Fifty percent of its equity is owned by the Company and 50 percent of its equity is owned by Drs. Rojas and Moretti. At Spectrum's inception, Drs. Rojas and Moretti contributed $50,000 in equipment to Spectrum and the Company contributed $50,000 in capital. Thereafter, Drs. Rojas and Moretti have provided on-going laboratory services and the Company has provided necessary operating capital to Spectrum. Since inception, Spectrum's financial statements have been consolidated into the Company's financial statements. As of September 30, 2001, the Company has lent $124,000 to Spectrum.


        In conjunction with the FDA clearance, the Company re-designed its First Check product packaging. The re-design includes new artwork, new labeling, and a more comprehensive instruction booklet, as well as a transport box to be utilized to send the urine sample to Spectrum for GC/MS analysis. Management believes that the new product packaging will increase the products' on-the-shelf awareness and sales.

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        The Company contracts with various manufacturers to provide us with components for our First Check family of products. We limit our production activities to assembly, packaging, labeling, and shipping. Since inception, our strategic plan has been to build an efficient domestic and international distribution network for our products. Our First Check family of products are primarily sold to laboratories, medical providers, employers, law enforcement agencies, educators, concerned parents, and the general public.


        The Company's longer term goals include (i) commencing significant research and development activities to develop proprietary home testing products, (ii) diversifying our marketing and distribution channels, and (iii) entering long-term manufacturing agreements to secure lower cost, secure sources of supply for components of our products.

        The Company was incorporated in Delaware in 1983, and is the successor to a California corporation of the same name formed in 1994 ("Worldwide California") as a result of the September 1997 merger of Worldwide California with our wholly-owned subsidiary (the "Merger"). The Merger was accounted for as a reverse acquisition, with Worldwide California treated as the acquirer and no step-up recorded in the basis of its assets. Since the parent Delaware corporation was essentially a "public shell" with no assets, liabilities, or business operations prior to the Merger, the effect of the Merger was similar to a reincorporation. Our address is 13 Spectrum Pointe Drive, Lake Forrest, California 92630. Our telephone number is (949) 598-8378; our facsimile number is (949) 598-8757; and our web address is www.wwmed.com.

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        IMMUNOASSAY TECHNOLOGY BACKGROUND


        The Company's diagnostic tests are solid-phase enzyme immunoassays -- in vitro medical diagnostic procedures based upon the interaction of antigens and antibodies. An enzyme is a protein that facilitates or induces a specific chemical reaction. An immunoassay is the means of measuring a substance of clinical interest by using antigen-antibody reactions. In general, an "antigen" is a foreign substance, such as a drug complex, an infectious bacterium, or a virus (a parasitic microorganism not visible by light microscopy and dependent on a host cell for its reproductive and metabolic needs), that stimulates the immune system to produce antibodies. An "antibody" is a protein that is a natural part of the human immune system that is produced by specialized cells to neutralize antigens and protect the body from foreign substances. Each type of antibody has a unique molecular structure that enables it to bind to, and eliminate one, specific antigen to form an antigen-antibody complex. "Immunodiagnostic" testing makes use of the known characteristics of antigen-antibody binding to determine the concentration of a particular substance in a body by means of testing small samples of body fluid, such as urine, serum, or whole blood. The primary advantage of immunoassay testing in diagnostic medicine is its high degree of sensitivity (the ability of an assay to detect and measure small quantities of a substance) and specificity (the ability of an assay to distinguish between similar materials).



        Commercial development and use of immunoassay tests in diagnostic medicine commenced in the mid- to late-1960's. Immunoassay tests initially used a minute radioactive tracer to enable instruments to read test results. Subsequent developments use enzymes to produce a measurable color change. Commercial test kits incorporating the use of enzymes on a solid surface, such as a membrane, were first introduced in 1984. Membrane-based technology is particularly well suited for the development of accurate, economical, and rapid in vitro immunodiagnostic tests, referring to tests performed outside of the body. Membranes allow a test to eliminate interfering substances automatically, concentrate components, perform selected chemical steps sequentially, and determine sample sizes accurately, all without user involvement.



        These newer techniques advanced previous immunoassay technology by eliminating the need for instrumentation to measure color development. Variations of this technology form the basis for most of the rapid immunoassay test-systems that are currently manufactured and sold by numerous companies. An immunoassay test process typically involves introducing a patient specimen sample to the test system (normally enclosed in a small plastic shell) to allow an antigen-antibody reaction to occur. If the "analyte" (a substance that is the subject or "end-point" of a diagnostic test, i.e., the substance to be detected or determined to be either absent or in a lower concentration than necessary to yield a positive result) is present, specifically bound "reagents" (chemicals added to the sample in order to cause a chemical or biological reaction that will enable measurement or identification of a target substance) remain in the area and other compounds in the system cause a color change. A lack of color indicates that the patient sample did not contain detectable quantities of the target analyte. Rapid enzyme immunoassays are especially well suited for on-site "yes/no" diagnostic tests not requiring laboratory equipment; positive results can be confirmed by more extensive laboratory testing if desired under the particular circumstances.


        Management believes the market for in vitro diagnostic testing has experienced rapid growth due to growing public awareness of health and safety issues; recognition by physicians that regular diagnostic testing can result in earlier detection, diagnosis, and effective treatment; increased alcohol- and drug-related screening by employers and other institutions; and the introduction of cost-effective and accurate products. On-site rapid diagnostic testing offered by enzyme immunoassay provides a fast, cost-effective, and accurate alternative to conventional clinical laboratory testing.

        Currently, the majority of diagnostic testing is done in centralized laboratories. Laboratory testing usually involves skilled technicians, who measure and process a specimen, add reagents, and use sophisticated instruments to read and calculate the results. Typically, results are not available

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for 24 to 72 hours. By contrast, on-site rapid enzyme immunoassay tests at the workplace or in other remote locations permit the user to obtain quantitative results, usually within minutes. On-site testing also eliminates the time, cost, shipment, and handling of specimen samples associated with utilizing remotely located laboratories. Management expects the market for on-site rapid immunodiagnostic testing to continue to grow, creating market opportunities for the Company.

PRODUCTS

        Set forth below is a list of our First Check rapid home screening tests and the current FDA status of each test:

-       Currently sold and FDA 510(k) cleared for professional use in the United
        States.

        Drugs of Abuse:
                THC - tetrahydrocannabinol (marijuana)
                COC - cocaine
                OPI - opiates/morphine/heroin
                AMP - amphetamines
                MET - methamphetamines
                BAR - barbiturates
                BZO - benzodiazepines
                PCP - Phencyclidine
                MTD - methadone

        Infectious Diseases:
                Mononucleosis
                Rubella (German measles)
                Strep A (streptococcus bacterial throat infection)

- Currently sold and FDA 510(k) OTC cleared for professional and consumer use in the United States.

        Drugs of Abuse:
                Panel I - THC
                Panel II - THC and COC
                Panel III - THC, COC, and MET
                Panel IV - THC, COC, MET, and OPI
                Panel V - THC, COC, AMP, OPI, and PCP

        Fertility Testing:
                human Chorionic Gonadotropin, or hCG (early detection of human pregnancy) lutenizing hormone, or LH (detection of ovulation)

- Offered in the United States for research purposes only, and sold outside the United States (in small quantities) for professional and consumer use. Currently in clinical trials prior to

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        preparation of an FDA application, the successful completion, preparation, or approval of any of which cannot be assured.

        Infectious Diseases:
                Helicobacter pylori ("H. pylori"; an infectious agent causing peptic and duodenal ulcers)

        Sexually Transmitted Diseases:
                Chlamydia

- Offered in the United States for research purposes only. Currently in pre-clinical studies prior to clinical trials and an FDA application, the successful completion, preparation, or approval of any of which cannot be assured.

        Sexually Transmitted Diseases:
                human immunodeficiency virus, or HIV 1 / 2 (detection of AIDS)

Drugs of Abuse


        We sell test kits that react to the following drugs of abuse: marijuana, cocaine, and opiates, such as morphine and heroin (all produced from processing certain plants), amphetamines, PCP, Ecstasy, and methamphetamine (synthetic stimulants), and barbiturates and benzodiazepines (prescription sedatives that are often abused).


Cholesterol Testing


        We sell kits that test for high cholesterol, or hypercholesterolemia, a risk factor for coronary heart disease and currently, the leading cause of death in the United States. Cholesterol is naturally produced by the liver. When cholesterol rises above the desirable level, it may be stored in the body and may increase the risk for heart disease or stroke. Current medical data indicate that aggressive cholesterol reduction techniques decrease the risk of coronary heart disease.


Colorectal Disease


        We sell kits that test for colon cancer, the third most commonly diagnosed cancer in the United States and the second leading cause of cancer death. Prevention and early detection are key factors in controlling and curing colorectal cancer. Current medical practice suggests that individuals with average risk for colorectal cancer (no personal or family history of colon cancer) should begin annual fecal occult blood testing at age 50.

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Alcohol


        We sell kits that test alcohol levels. Alcohol, like sedatives, depresses the central nervous system and impairs performance on many levels, ranging from reaction time and eye-hand coordination to lapses of judgment and inability to perform several tasks simultaneously. In the United States, alcohol plays a part in half of the automobile fatalities and nearly half of all industrial accidents. Generally, 0.1% and 0.08% blood alcohol levels have been used as the benchmark for the regulation of negative behaviors related to alcohol.





FIRST CHECK TEST FORMAT AND PROCEDURES

        The Company's First Check rapid tests for drugs of abuse are enclosed in an oval-shaped plastic container, as well as an integrated cup. Our First Check rapid tests for drugs of abuse can

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be administered at home and in the workplace by non-certified technicians. All of the reagents, chemistry, and a membrane system for the test to function automatically are enclosed in the plastic case. Therefore, the user need not mix or add reagents, but only introduce a small sample of the fluid specimen into an opening in the plastic case. In the industry, tests requiring only this step are generally called "one-step" tests.

        The First Check plastic case contains two openings on one side, a round orifice into which the patient fluid sample is introduced (the "sample well") and a larger opening (the "window") in which test results, indicated by the presence or absence of colored lines, can be seen in approximately eight minutes. This window in turn is comprised of two sections, a larger area (the "test window") and a smaller area (the "control window"). In panel tests for drugs of abuse, the side of the "test window" is further marked into subsections to show the places where test results for each drug in the panel are viewed. If colored lines appear in both the control window and the test window, a positive result is indicated (i.e., the presence of the drug or other medical condition tested is confirmed. If a colored line appears in the control window and no line appears in the "test window," a negative result is indicated (i.e., the test did not show the presence of the drug or medical condition). If a colored line does not appear in the "control window," the test was invalid for some reason, such as the failure to use the type of fluid sample required (e.g., urine or serum). At the user's option, the test results of our products can be confirmed by a laboratory using GC/MS analysis, at no additional cost.

        The First Check pregnancy and ovulation tests are one-step, solid-phase immunoassays. Three types of pregnancy tests are offered: one for use with urine; one for use with either urine or serum; and the mid-stream stick format for use with urine without the necessity of handling the urine sample. Each produces test results within one to three minutes. The ovulation test is designed for use with a urine sample and produces results within three to eight minutes. These tests may be stored at room temperature and have a shelf life of 18 months.

MARKETING AND SALES


        The Company primarily provides its First Check family of confidential screening tests to its intended end-users through distributors and retail outlets. Currently, we have established relationships with a variety of large-scale, well-known distributors, such as Bergen Brunswig Drug Company ("AmerisourceBergen"; a wholly-owned subsidiary of AmerisourceBergen Corporation, the nation's largest pharmaceutical services company dedicated solely to the pharmaceutical supply chain), Cardinal Health, Inc. ("Cardinal"; one of the nation's leading providers of products and services supporting the health-care industry), and McKesson Corporation ("McKesson"; the world's leading healthcare services company) and retail outlets, such as Eckerd Corporation ("Eckerd"; the nation's fourth largest drugstore chain), Longs Drug Stores Corp. ("Longs"; one of the top 10 drug chains in the nation), The Kroger Co. ("Kroger"; one of the nation's largest grocery retailers), and Rite Aid Corporation ("Rite Aid"; one of the nation's leading drugstore chains). Our distributors purchase our products and resell and deliver them to retail drug stores, supermarkets, and healthcare facilities and providers, to the extent that we do not supply them directly. Management views the distribution of our products to be national in scope and our products are available in 44 states. Our products are also available on our website, although we do not actively promote direct-to-consumer sales.



           Certain of our customers are serviced directly by us; others are serviced through TKR Investments, Inc. ("TKR"), a sales and marketing organization; and the balance of our customers are serviced by five independent, commissioned sales representatives. We also distribute our First Check products (and our professional products) through our website, www.wwmed.com.



           In January of 2001, we entered into a sales agreement with TKR that provided for a monthly retainer of $8,000 and a commission rate that varies between 2.5% and 4% (depending on incremental net sales). TKR is a sales and marketing organization that specializes in the retail drug, mass merchandise, and supermarket channels of distribution. For Worldwide, its function is to establish direct contacts between the upper levels of purchasing management of national or super-regional retail outlets or distributors and Daniel G. McGuire. The agreement is terminable by TKR or us upon 120 days' written notice. TKR is owned by Thomas Ramstead, a former director of Worldwide.



           Through December of 2000, TKR's functions had been performed by Worldwide Sales Management Corporation ("Worldwide Sales"), an enterprise jointly owned by Mr. Ramstead and, until his appointment as our President in April of 2000, by Daniel G. McGuire. When Mr. McGuire became our President, he divested himself of his interest in Worldwide Sales. At that time, we also began to service certain of our customers directly. During the remaining nine months of 2000, we halved the commission rate that we paid to Worldwide Sales, from 15% to 7.5%.



           Our independent, commissioned sales representatives represent our products, as well as those of other companies or brands, in certain local geographic areas where management has deemed it to be a more cost-effective distribution method than direct sales efforts or sales through the Company's distributors.



           Cyber Marketing, Inc. ("Cyber Marketing") is responsible for the design and maintenance of the Company's website. Our two-year agreement with Cyber Marketing, effective August 9, 2000, provides it with the exclusive right to market our products on the Internet, both through our website and through any other e-commerce sites that Cyber Marketing may determine to use. Consumers, or medical professionals, can enter our website to order our products directly. Cyber Marketing is responsible for processing the orders and delivering the products. We sell our products to Cyber Marketing at our standard distributor prices and provide it with the same advertising incentives and promotional allowances that we accord to our other major customers. We do not compensate Cyber Marketing for their support of our website or their distribution of our products; Cyber Marketing generates its revenues and margins based on the difference between its purchase and sales prices for our products. The agreement is terminable by Cyber Marketing or us upon 180 days' written notice. Cyber Marketing is owned by one of our directors, James G. Barrons.



        To date, the Company's marketing efforts have been focused on cooperative advertising programs designed to build category and brand awareness. In each of the fiscal years ended December 31, 1999 and 2000, two of our customers, Rite Aid and Eckerd, each accounted for more than 10% of our revenues, and for the nine months ended September 30, 2001, three of our customers, Rite Aid, Eckerd, and AmerisourceBergen, each accounted for more than 10% of our revenues. International sales to Australia and Japan represented less than 1% of our total revenues and were achieved by sales representatives.



        Through the efforts and contacts of Mr. McGuire, with the assistance of Mr. Ramstead on an as-needed basis, under the auspices of the Company's agreement with TKR, the Company intends to continue to increase the number of distributors and wholesalers, similar to AmerisourceBergen, Cardinal, and McKesson, and retailers, similar to Eckerd, Longs, Kroger, and Rite Aid, with which it currently has established relationships, both to increase domestic and to commence meaningful international distribution. Management cannot provide any assurance that the Company will be presented with any such new agreements on terms acceptable to it or at all. Further management cannot provide any assurance that such agreements will result in increased revenues or generate profits for the Company.

           The Company also intends to engage additional regional, independent sales representatives to represent its products in various markets that are currently, and are expected to remain, unserved or underserved by our distributors and retailers. Independent sales representatives can provide an alternative, cost-effective method for a manufacturer to distribute its products, without the economic investment in direct sales personnel or in reduced sales margins that often result from the discounts provided to a company's distributors. Further, in certain local markets, sales representatives may have greater market knowledge of those local areas and may be able to leverage that knowledge and their sphere of influence in those locales more economically than a company's direct sales personnel. Sales representatives are especially cost-effective when a company's products are relatively inexpensive and are not sold in high volume in any specific region.



                 Sales Percentage Attributable to Market Segment



                                FISCAL YEAR ENDED      FISCAL YEAR ENDED       NINE MONTHS ENDED
                                DECEMBER 31, 1999      DECEMBER 31, 2000       SEPTEMBER 30, 2001
                                -----------------      -----------------       ------------------
Retail Sales                            64%                    75%                      87%
                                       ----                   ----                     ----
     Subtotal                           64%                    75%                      87%

Labs                                     3%                     2%                       1%
Hospitals                                4%                     2%                       1%
Police Departments                       6%                    10%                       5%
Educational                              6%                     4%                       2%
Government                              16%                     5%                       2%
Employer                                  *                      *                        *
Direct-to-Consumer(1)                    1%                     2%                       2%
                                       ----                   ----                     ----
     Subtotal                           36%                    25%                      13%

Total                                  100%                   100%                     100%
                                       ====                   ====                     ====


---------------

 *   Represents less than one percent.



(1) The Company does not market directly to consumers. However, a consumer may purchase the Company's products directly by visiting the Company's website.



        There can be no assurance that we will enter any additional distribution agreements or engage any additional independent sales representatives on terms acceptable to us, or at all. Further, if we enter any such agreements, there can be no assurance that we will generate incremental revenues or profits therefrom.


RESEARCH AND DEVELOPMENT


        To date, the Company's research and development activities relate to the initial development in 1994 and 1995 of test kits for diagnostic products and research and development of fertility assessment tests since January 1997. Since our receipt of a warning letter from the FDA with respect to the consumer versions of our First Check Drugs of Abuse Home Screening Tests, substantially all of our research and development activities have been focused on the clinical research and consumer surveys required by the FDA for our 510(k) OTC clearances. Research and development expenses were $84 thousand in our 1999 fiscal year, $72 thousand in our 2000 fiscal year, and $40 thousand in the nine months ended September 30, 2001.


SOURCES OF SUPPLY

        The Company contracts with various manufacturers to provide us with components for our First Check products. We limit our production activities to assembly, packaging, labeling, and shipping. Since inception, our strategic plan has been to build an efficient domestic and international distribution network. Our First Check products are primarily sold to laboratories, medical providers, employers, law enforcement agencies, educators, concerned parents, and the general public.

        We purchase each active component for our First Check drugs of abuse products and our colorectal and cholesterol products from a separate supplier.


        We purchase our Drugs of Abuse tests from Applied BioTech, Inc. ("Applied BioTech"), a division of Apogent, Inc., located in San Diego, California. We place unit-price purchase orders approximately every 12 weeks with Applied BioTech to custom manufacture our First Check Drugs of Abuse Tests. We own the FDA 510(k) clearance for these products, and are not restricted from entering into a secondary manufacturing agreement with other suppliers. Management believes that several alternative manufacturers would be able to manufacture these products for us in the event that Applied BioTech were unable to continue to supply us and that such a change of supplier would not have a material effect on our ability to supply our customers.



        We purchase, on an as-needed basis, our Cholesterol tests from AccuTech, LLC ("AccuTech"), located in Vista, California. We have a private label agreement with AccuTech, LLC, that allows us to market their product under the First Check brand trademark. AccuTech, LLC owns the FDA 510(k) clearance on this test. However, AccuTech is one of three manufacturers of home cholesterol tests and we are not contractually precluded from purchasing products from any of them. Management believes that any of the alternative manufacturers would be able to manufacture this product for us in the event that AccuTech were unable to continue to supply us at all or on substantially current terms and conditions and that such a change of supplier would not have a material effect on our ability to supply our customers.



        We purchase our Colorectal tests from Helena Laboratories Corp. ("Helena Labs") in Beaumont, Texas. We have a private label agreement with them that allows us to market their product under the First Check brand trademark. Helena Labs owns the FDA 510(k) clearance on this test. However, Helena Labs is one of three manufacturers of home colon tests and we are not contractually precluded from purchasing products from any of them. Management believes that any of the alternative manufacturers would be able to manufacture this product for us in the event that Helena Labs were unable to continue to supply us at all or on substantially current terms and conditions and that such a change of supplier would not have a material effect on our ability to supply our customers.



        We purchase our fertility, ovulation, and infectious disease tests from V-Tech, Inc. ("V-Tech"), located in Pomona, California. We have a private label agreement with them that allows us to market their various tests under the Company's First Check brand trademark. V-Tech is one of several manufacturers of these tests in the United States and we are not contractually precluded from purchasing products from any of them. Management believes that any of the alternative manufacturers would be able to manufacture these products for us in the event that V-Tech were unable to continue to supply us at all or on substantially current terms and conditions and that such a change of supplier would not have a material effect on our ability to supply our customers.



        Management believes that the Company would be able to secure alternative sources for any of their test products if the need arose. However, if our supply of active components were reduced or discontinued, or if our cost of such products were materially increased, unless and until we were able to establish such alternative sources of supply at historical costs, our sales and gross margins would be materially adversely affected. We cannot assure you that we would be able to obtain such active components for our products, or reasonable substitutes therefor, from other manufacturers timely, on terms acceptable to us, or at all. In the event that the Company is unable to replace its suppliers, the Company may not be able to produce and sell its products as anticipated.


COMPETITION


        Several companies compete with us in our various product categories, many of which have more experience and greater human and financial resources than we. With respect to alcohol and cholesterol tests, the companies that manufacture our tests also produce and distribute their own tests under their own brand name. The home screening test industry has not matured, such that management believes that no accurate measurement of any company's market share is available. However, with the exception of Eckerd, none of the Company's competitors' products is distributed by our distributors or are available in retail outlets that we directly supply. Such exclusivity is not based on contract, but on historical conduct. The Company's ability to increase its revenues is highly dependent upon its ability to finance an increase in the production of its products to increase the number of outlets that stock and sell its products.



        Our current supplier of Drugs of Abuse Tests, Applied BioTech, does not currently market or sell its own over-the-counter product. Our main competitor for these tests is Phamatech, Inc. ("Phamatech"), a private diagnostic manufacturer located in San Diego, California. Their products, marketed under the brand name "At Home," require the user to mail the urine sample and test cassette to their laboratory. They provide results to the user in 10 days. Management believes that the Company's products are superior to Phamatech's not only because the Company's products are less expensive, but also because the Company's tests provide "unmasked" results (readable by the consumer) and Phamatech's test results are provided only by Phamatech. Princeton BioMeditech Corporation ("PBM"), a former supplier to us and a major stockholder of ours (both directly and through its owner, Dr. Jemo Kang, who also serves as one of our directors), distributes products similar to our products and claims a significant international market presence for its drugs of abuse tests for the professional market. Management has been advised by representatives of PBM that its marketing and the distribution of its products does not compete with ours and that PBM's distribution through the channels that we currently use is limited; accordingly, as of the date of this Registration Statement, the Company and PBM do not consider themselves to be competitors. However, in the event that either PBM or we modify or expand our distribution channels, we could become competitors with each other.



        Our current supplier of Cholesterol tests, AccuTech, dominates the over-the-counter market with its product, which is the same as ours. Management believes that our packaging is superior because it is more attractive, takes up less shelf space than the AccuTech packaging, and is one of a series of available tests.



        Our current supplier of Colorectal tests is Helena Labs. Helena Labs does not currently have an over-the-counter product. However, they do market a professional test, "Colocare", which has captured 50% of the professional market share. Biomerica, Inc. ("Biomerica"), located in Newport Beach, California, is a small diagnostic company with one over-the-counter-colon test and one professional test, both marketed as "EZ-Detect". Their product is very similar to the Company's. Biomerica's over-the-counter test is a single test, retailing for $7.99. Our test is sold in a package of three tests at a retail price of $12.99 and management believes that the Company's attractive pricing makes its product highly competitive. The Company does not market a Colorectal test to the professional market.



        The Company is not currently a prominent figure in the over-the-counter fertility/ovulation market, which is dominated by two companies: Pfizer, Inc., Warner-Lambert Healthcare ("Warner Lambert"), headquartered in New York, whose brand name is "EPT" and Abbott Laboratories ("Abbott"), located in Abbott Park, Illinois.

GOVERNMENTAL REGULATION


        The development, manufacture, and marketing of medical diagnostic products are subject to regulation by the FDA and other federal, state, and local entities. The FDA regulates pre-clinical and clinical testing, manufacture, labeling, distribution, and promotion of medical devices under the Federal Food, Drug and Cosmetic Act ("FFDCA") and regulations promulgated thereunder. Section 510(k) of the FFDCA requires certain medical device manufacturers to notify FDA, at least 90 days in advance, of their intent to market a medical device. This is known as "Pre-market Notification," also called PMN or 510(k). The notification allows the FDA to determine whether the specific device is equivalent to a device already placed into one of three classification categories. A "new" device (i.e., one not in commercial distribution prior to May 28, 1976) that has not been so classified can be properly identified. Specifically, a medical device manufacturer is required to submit a Pre-market Notification if it intends to introduce a device into commercial distribution for the first time or to reintroduce a device that will be significantly changed or modified to the extent that its safety or effectiveness could be affected. Such change or modification could relate to the design, material, chemical composition, energy source, manufacturing process, or intended use.



        Thus, 510(k) clearance is an FDA designation that indicates that the test results are reliable and correlate to the claims made by the manufacturer and that permits the sale of the device by the manufacturer to professionals. A 510(k)OTC clearance is a separate FDA designation that indicates not only that the test results are reliable and correlate to the claims by the manufacturer, but also that the packaging, instructions, and language, as reviewed by the FDA, can be readily understood by a non-professional consumer, and that the sale of the device by the manufacturer is also permitted to the general public. The sale of our products outside of the United States is subject to foreign regulatory requirements that vary widely from country to country.



         Finally, the manufacturing site for the products must operate using device Good Manufacturing Practices ("GMP") and pass an FDA Pre-Approval Inspection before product commercialization. A company that manufactures devices subject to 510(k) clearance must also comply with device GMP and will be subject to periodic inspections by the FDA to confirm compliance. Our suppliers have advised us that they hold all requisite licenses and are compliant with the GMP requirements for the manufacture and marketing of products currently supplied to us in the United States (except for the HIV 1 / 2 test). There can be no assurance that our suppliers will continue to comply with GMP.



        If our suppliers or we fail to comply with applicable requirements of the FDA under the FFDCA, we may be subject to fines, injunctions, civil penalties, product recalls or seizure of products, total or partial suspension of production, withdrawal of marketing clearances or approvals, and the possibility of criminal prosecution. As of the date of this Registration Statement, all of the products that we offer (both for professional and for consumer use) have been deemed by the FDA to be "substantially equivalent" to other devices placed into commercial distribution prior to May 28, 1976, by other entities and all of our products have received the relevant 510(k) clearance from the FDA for distribution in the United States. All of our First Check products have also received 510(k) OTC clearance from the FDA. On June 23, 2000, the Company received its OTC clearance from the FDA for three of our First Check urine-based tests for drugs of abuse: "panel one" for marijuana, "panel two" for marijuana and cocaine, and "panel three" for marijuana, cocaine, and methamphetamines. Final 510(k) OTC clearance from the FDA of our "panel four" test, which screens for marijuana, cocaine, methamphetamines, and opiates, was received in October 2000. In 2001, the FDA provided our supplier, V-Tech, Inc. with 510(k) OTC clearance for our five panel integrated cup testing product for marijuana, cocaine, amphetamines, opiates, and phencyclidine ("PCP").



           In July of 1999, we received a warning letter from the FDA with respect to the consumer versions of our drugs of abuse tests. Although we have now applied for and received all relevant 510(k) clearances, on February 2, 2001, the FDA chose to initiate a proceeding against the Company, H. Thad Morris, Patti A. Evanoff , and Daniel G. McGuire in an administrative complaint, styled In the Matter of Worldwide Medical Corporation, a corporation, and Daniel
G. McGuire, H. Thad Morris, and Patti A. Evanoff, individuals, FDA Docket Number 01-H-0065. The FDA alleges that the Company, Mr. Morris, Ms. Evanoff, and Mr. McGuire committed 138, 82, 56, and 30 violations, respectively, of 21 U.S.C.
Section 331(a) of the Federal Food Drug and Cosmetic Act. The allegations relate to First Check test products that the Company shipped prior to receipt of the 510(k) OTC clearances from the FDA. The FDA seeks to assess civil penalties of $15,000 per alleged violation against the respondents. The Company believes that the allegations are without merit, has responded on behalf of Ms. Evanoff, Mr. McGuire, and itself, and intends to defend such parties vigorously. The Company, on its own behalf, and on behalf of Ms. Evanoff and Mr. McGuire, has engaged in various discussions with representatives of the FDA, including providing the FDA with substantial supplemental information, with the expectation that all parties will understand each other's positions more clearly. The FDA has informed management that, on or before January 12, 2002, it will provide a methodology to resolve the allegations contained in its administrative complaint, rather than respond to the Company's discovery requests.

PATENTS, TRADEMARKS, AND TRADE SECRET PROPRIETARY RIGHTS

        The Company presently does not hold any patents related to the products that it currently sells; further, its products are not licensed under any patents. The Company holds a federally registered trademark on its First Check in vitro diagnostic reagents and assays for medical use, serial number 75047865. This trademark expires on December 17, 2006.


        The Company does not expect that it or its suppliers (in respect of their technology utilized in our products) will file any patent application for the foreseeable future.

        The Company also relies on trade secrets and proprietary know-how with respect to the products that it currently sells. The Company has been and will continue to be, required to disclose its trade secrets and proprietary know-how not only to certain employees and consultants, but also to contract manufacturers. There can be no assurance that the Company's trade secrets and proprietary know-how will not become known or be independently discovered by competitors.



        The Company requires each of its technical employees and most of its consultants to execute a confidentiality agreement upon the commencement of an employment or a consulting relationship. These agreements generally provide that all trade secret information will be kept confidential and not disclosed to third parties except with the Company's consent.


PRODUCT LIABILITY


        The nature of the Company's business exposes the Company to potential product liability risks that are inherent in the marketing and sale of medical diagnostic products. Accordingly, the Company carries commercial general liability insurance with a policy limit of $2,000,000, limited to $1,000,000 per occurrence, and excess liability coverage of $3,000,000. Although the Company carries product liability insurance, there can be no assurance that claims exceeding the policy limits may not be made, potentially causing a material adverse effect on the Company's operations and/or financial position. To date, the Company has not experienced materially adverse product liability claims.

EMPLOYEES


        As of September 30, 2001, the Company employed four full-time employees and 20 part-time employees on a regular basis. Management does not anticipate any difficulty in locating and engaging employees to meet expansion plans, as needed. To expand capabilities for larger assembly and packaging projects temporarily, the Company also engages third-party employment agencies. The Company currently engages five independent sales representatives, on a commission basis, in specified geographic markets.


        The Company has no collective bargaining or similar agreement with its employees, but does have an employment agreement with its President and Chief Executive Officer. See Item 6. Executive Compensation.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.




RESULTS OF OPERATIONS

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

        The following discussion sets forth our historical results of operations and financial condition for the years ended December 31, 2000 and 1999. The information contained in following table has been derived for the periods indicated from our consolidated financial statements that have been examined by Kelly & Co., independent accountants.


                                                               YEAR ENDED DECEMBER 31,
                                           ----------------------------------------------------------------
                                                       2000                                  1999
                                           --------------------------            --------------------------
                                           $ (000S)              %               $ (000S)              %
                                           --------            ------            --------            ------
NET SALES                                    2,272              100.0              3,146              100.0
     Cost of Sales                             535               23.5              1,586               50.4
                                            ------             ------             ------             ------
     Gross Profit                            1,737               76.5              1,560               49.6
                                            ======             ======             ======             ======

OPERATING EXPENSES
     Selling, general and administrative     1,276               56.2              1,729               54.9
     Sales Commissions, Related Party          223                9.8                361               11.5
     Professional Fees                         361               15.9                217                6.9
     Bad Debt Expense                          118                5.2                101                3.3
     Depreciation and Amortization              45                2.0                 39                1.2
     Settlement Expenses                       505               22.2                 --                 --
     Loss from Asset Impairment                 24                1.1                 --                 --
                                            ------             ------             ------             ------
          Total Operating Expenses           2,552              112.4              2,447               77.8
                                            ======             ======             ======             ======

LOSS FROM OPERATIONS                          (815)             (35.9)              (887)             (28.2)
     Interest Expense                         (336)             (14.8)                --                 --
     Interest Expense, Related Party            (3)              (0.1)               (26)              (0.8)
     Extraordinary Gain on Settlement of
       Debt, Net of Tax Effect of $0            46                2.0                 --                 --
     Provision for Income Taxes                 (1)                --                 (1)                --
                                            ------             ------             ------             ------
          Net (Loss)                        (1,109)             (48.8)              (914)             (29.0)
                                            ======             ======             ======             ======


Net sales

        Management believes that our $3.1 million of revenues in our 1999 fiscal year were primarily generated by the initial and re-stocking orders of certain significant retail outlets. In July of 1999, we received a warning letter from the FDA with respect to the consumer versions of our drugs of abuse tests, as a result of which we chose not to pursue additional distribution channels for our consumer products and ceased all advertising for them.


        Orders from our consumer-oriented customers did not begin to recover until we received the 510(k) OTC clearances for our First Check tests for drugs of abuse from the FDA in July and October of 2000. Management believes that, during the second half of our 1999 fiscal year (upon our receipt of the FDA warning letter) and the first half of our 2000 fiscal year, certain of our customers minimized their sales efforts for our drugs of abuse products, others reduced the amount and frequency of their reorders or completely stopped reordering those products, and certain others returned their inventory for partial or full credit. Consequently, in our 2000 fiscal year, our revenues decreased 27.8% from the 1999 fiscal year. See Part II. Item 2. Legal Proceedings.

        Before we commenced marketing our drugs of abuse tests to the professional market in the mid-1990's, we had received 510(k) clearance from the FDA for that market. Thereafter, we also commenced marketing our drugs of abuse tests to the consumer market in the belief that we did not require any further approvals to enter that market with those tests. Prior to our receipt of the FDA warning letter, management had come to the belief that meaningful, long-term revenue growth for the Company was more likely to occur in the retail, rather than in the professional, channel. Thus, we commenced a shift to focus our distribution and marketing emphasis from the professional channel (e.g., laboratories, hospitals, and governmental agencies) to the retail consumer channel (e.g., retail drug, mass merchandise, and supermarkets). This shift in marketing emphasis resulted in a decrease in sales of $441 thousand to the professional channel in 2000.



                                                                 REVENUE BY PRODUCT $(000S)

                                                                 1999                    2000
                                                                ------                  ------
Drugs of Abuse Tests - FDA 510(k), Professional Use             $   72                  $   39
Drugs of Abuse Tests - FDA 510(k) OTC                            2,712                   2,303
Alcohol Tests                                                      267                      97
Colorectal Tests                                                   173                      89
Fertility Tests                                                      5                       0
                                                                ------                  ------
                                                                $3,229                  $2,528
                                                                ======                  ======


Gross profit


        Gross profit increased 11.4% from $1.6 million in 1999 to $1.7 million in 2000. The increase in gross profit, notwithstanding the decrease in revenues, was primarily attributable to a decrease in the price of certain components of our products (i.e., packaging materials) and a significant decrease in our fulfillment costs (i.e., packaging labor), primarily as a result of our decision to terminate our use of an outside fulfillment house and to employ our own personnel to perform the fulfillment functions.


Selling, general, and administrative expenses

        Selling, general, and administrative expenses decreased 26.2% from $1.7 million in 1999 to $1.3 million in 2000. The decrease is primarily attributable to: (i) a decrease in salaries of

$104 thousand due to reductions in our workforce; and (ii) a decrease in promotional expense of $344 thousand due to promotional activities undertaken in 1999 prior to receipt of the FDA warning letter that were not repeated in 2000; as offset by (iii) the recognition of a gain of $124 thousand in 1999 related to the settlement of a dispute with our former president. See Note 12 to the Consolidated Financial Statements. Management expects that our promotional expenses will increase in 2001 as we attempt to continue to increase our revenues.

Sales commissions to a related party

        Sales commissions to a related party decreased 38.2% from $361 thousand in 1999 to $223 thousand in 2000. The decrease is attributable to a reduction in the commission rate (from 15% to 7.5%) paid to a company owned by a former director and previously partially owned by a current officer and director, which rate reduction was offset by increased sales attributable to the efforts of such related party. See Note 10 to the Consolidated Financial Statements. See also
Item 7. Certain Relationships and Related Transactions.


Professional Fees



        The increase in professional fees between the two years is primarily the result of (i) legal and other professional costs incurred in the processing of the Company's 510(k) OTC clearance applications with the FDA for the consumer versions of the Company's First Check family of diagnostic tests, all of which 510(k) OTC clearances were received during our 2000 fiscal year and (ii) increased fees to our auditors for the work performed in our 2000 fiscal year.



Settlement expenses


        Litigation settlements increased by $505 thousand as the result of claims that were settled in 2000. See Note 12 to the Consolidated Financial Statements for further description of one of these claims.


Loss from asset impairment



        The Company periodically evaluates its long-lived assets for potential impairment. Whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, as demonstrated by the projected undiscounted cash flows associated with the assets compared to the carrying amounts, an impairment loss is recognized. In 2000, management determined that the Company would no longer pursue utilization of its intangible assets, consisting of patent and patent application costs and recognized an impairment loss of $24,255. There was no impairment present at December 31, 1999.


Interest expense

        Interest expense increased by $310 thousand and is primarily attributable to the beneficial conversion feature of our convertible debentures and to the amortization of the value ascribed to warrants issued in connection with the convertible debentures. Such debentures were converted during 2000 into 3,195,177 shares of our common stock. See Note 6 to the Consolidated Financial Statements.


Extraordinary gain on settlement of debt



        During our 2000 fiscal year, we received gains on settlement with certain of our former vendors (Tower Marketing - $27,000, Premiere Entertainment
- $7,500, LC Shipping, Inc. - $2,000, and sundry items under $1,000 each - $9,500).


Effects of Certain Events


        Management believes that a presentation of our operating results, net of certain events that occurred during our 2000 fiscal year and the first nine months of our 2001 fiscal year would provide a more meaningful analysis of the recent results of our operations. As set forth below, certain of these events that occurred during our 2000 fiscal year did not affect our cash position; whereas, others did. Please see the Results of Operations -- Nine Months Ended September 30, 2001 Compared to Nine Months Ended September 30, 2000, for an analysis of such events during the first nine months of our 2001 fiscal year.


        During our 2000 fiscal year, we sold certain debentures that were convertible into shares of our common stock and granted to the debenture holders warrants for the purchase of additional shares of our common stock. The accounting treatment for the conversion of the debentures resulted a non-cash beneficial conversion adjustment of approximately $206 thousand and in amortization of the value ascribed to those warrants of approximately $104 thousand (which collectively are the major components of the $337 thousand of interest shown on our 2000 Consolidated Statements Of Operations).

        During our 2000 fiscal year, management decided to write-off the value of certain patent rights that we were not exploiting. The accounting treatment for our determination that such asset was impaired resulted in a non-cash charge of $24 thousand (represented as "loss from asset impairment" on our 2000 Consolidated Statements Of Operations).


        During our 2000 fiscal year, we entered into settlement agreements with certain of our former consultants, received a gain on settlement with certain of our former vendors (Tower Marketing - $27,000 gain, Premiere Entertainment - $7,500 gain, LC Shipping, Inc. - $2,000 gain, and sundry items under $1,000 each
- $9,500), and settled certain litigation with a current customer that related to types of products referenced in the FDA warning letter. With the exception of the gain on settlement, the genesis of the settled disputes was from prior years.


        Management does not believe that any equivalent adjustments are appropriate for our 1999 fiscal year. Set forth below, in tabular format are the adjustments and their net effect upon our operating (loss) for our 2000 and 1999 fiscal years.


                                                               YEAR ENDED DECEMBER 31,
                                           ----------------------------------------------------------------
                                                      2000                                  1999
                                           --------------------------            --------------------------
                                           $ (000S)              %               $ (000S)              %
                                           -------             ------            -------             ------
REVENUES                                     2,272              100.0              3,146              100.0
                                            ======             ======             ======             ======

EVENTS

     Convertible Debenture Interest            310               13.6                 --                 --
     Extraordinary Gain on Settlement          (46)              (2.0)                --                 --
     Settlement Expenses*                      521               22.9                 --                 --

     Consultant Settlements *                   43                1.9                 --                 --
     Loss from Asset Impairment *               24                1.1                 --                 --
          Total Adjustments                    852               37.5                 --                 --
                                            ------             ------             ------             ------

NET (LOSS)                                  (1,108)             (48.8)              (913)             (29.0)
                                            ------             ------             ------             ------

LOSS FROM OPERATIONS (NET OF EFFECTS)         (257)             (11.3)              (913)             (29.0)
                                            ======             ======             ======             ======


* Transaction generated from current settlement on pre-2000 activity.


Nine Months Ended September 30, 2001 Compared to Nine Months Ended September 30, 2000



        The following discussion sets forth our historical results of operations and financial condition for the nine months ended September 30, 2001 and 2000. The information contained in the following table has been derived from unaudited, internally prepared data.

                                                                   NINE MONTHS ENDED SEPTEMBER 30,
                                                  -------------------------------------------------------------
                                                              2001                                2000
                                                  --------------------------          -------------------------
                                                  $ (000S)               %            $ (000S)              %
                                                  --------             -----          -------             -----
NET SALES                                            2,625             100.0            1,583             100.0
     Cost of Sales                                     606              23.1              378              23.9
                                                    ------             -----            -----             -----
     Gross Profit                                    2,019              76.9            1,205              76.1
                                                    ======             =====            =====             =====

OPERATING EXPENSES
     Selling, general and administrative             1,285              48.9            1,149              72.6
     Professional Fees                                 191               7.3              253              16.0
     Bad Debt Expense                                    6               0.2              118               7.5
     Depreciation and Amortization                      53               2.0               15               0.9
     Settlement Expenses                               161               6.1               --                --
     Loss from Asset Impairment                         --                --               24               1.5
                                                    ------             -----            -----             -----
          Total Operating Expenses                   1,696              64.5            1,559              98.5
                                                    ======             =====            =====             =====

INCOME (LOSS) FROM OPERATIONS                          323              12.4             (354)            (22.4)
     Interest Expense                                  (40)             (1.5)             (19)             (1.2)
     Extraordinary Gain (Loss)
       On Settlement of Debt                            45               1.7               (5)             (0.3)
     Benefit for Income Tax                             (1)               --               (2)             (0.1)
                                                    ------             -----            -----             -----
          Net Income (Loss)                            327              12.6             (380)            (24.0)
                                                    ======             =====            =====             =====



Net sales




        In July of 1999, we received a warning letter from the FDA with respect to the consumer versions of our drugs of abuse tests, and as a result, we chose not to pursue additional distribution channels for our consumer products and ceased all advertising for them. Orders from our consumer-oriented customers did not begin to recover until we received the 510(k) OTC clearances for our First Check tests for drugs of abuse from the FDA in July and October of 2000. Management believes that, during the second half of our 1999 fiscal year (upon our receipt of the FDA warning letter) and the first half of our 2000 fiscal year, certain of our customers minimized their sales efforts for our drugs of abuse products, others reduced the amount and frequency of their reorders or completely stopped reordering those products, and certain others returned their inventory for partial or full credit. Accordingly, the two nine-month periods are not entirely comparable.

        Our revenues increased by 65% from $1.7 million in the first nine months of 2000 to $2.8 million in the first nine months of 2001. Management believes that the main cause of the increase is a resumption of normal, recurring sales and promotional activity for our drugs of abuse tests following our receipt of 510(k) OTC clearances from the FDA.



                                                                               REVENUE BY PRODUCT $ (000S)
                                                         NINE MONTHS ENDED SEPTEMBER, 2000      NINE MONTHS ENDED SEPTEMBER, 2001
                                                         ---------------------------------      ---------------------------------
Drugs of Abuse Tests - FDA 510(k), Professional Use                  $  326                                 $  370
Drugs of Abuse Tests - FDA 510(k) OTC                                 1,271                                  2,303
Alcohol Tests                                                            17                                     28
Colorectal Tests                                                        103                                     85
Cholesterol Tests                                                         0                                     57
                                                                     ------                                 ------
                                                                     $1,718                                 $2,843
                                                                     ======                                 ======


Gross profit

        Gross profit increased 68% from $1.2 million in the first nine months of 2000 to $2.018 million in the first nine months of 2001. The increase in gross profit was primarily attributable to the increase in revenues described above, a decrease in the price of certain components of our products (i.e., packaging materials) and a significant decrease in our fulfillment costs (i.e., packaging labor) primarily as a result of our decision to terminate our use of an outside fulfillment house and to employ our personnel to perform the fulfillment functions.


Selling, general, and administrative expenses


        Selling, general, and administrative expenses, as a percentage of net revenues, increased 12% from $1.149 million in the first nine months of our 2000 fiscal year to $1.284 million in the first nine months of our 2001 fiscal year. The increase is primarily attributable to: (i) an increase in trade travel expenses of $28 thousand; (ii) an increase of $18 thousand in consulting fees to Cyber Marketing for updating the Company's website and for partial subsidy of Cyber Marketing's full-time sales representative for the Company's professional products; (iii) an increase of $74 thousand in costs associated with Spectrum. (See Part II. Item 7. Certain Relationships and Related Transactions.); and (iv) an increase of $20 thousand in advertising attributable to a direct response radio campaign.



Professional fees



        Professional fees decreased by approximately $60 thousand during the first nine months of our 2001 fiscal year in comparison with the prior period, primarily due to the reduction in legal fees between the periods. In the prior period, we incurred significant legal fees in connection with the processing of the Company's 510(k) OTC clearance applications with the FDA for the consumer versions of the Company's First Check family of diagnostic tests, all of which 510(k) OTC clearances were received during our 2000 fiscal year.



Bad debt expense



        In connection with certain accounts receivable generated through the efforts of prior management, and in connection with sales of our products prior to our receipt of the FDA warning letter in 1999, the Company generated certain accounts receivable that current management determined to write off in our 1999 fiscal year and in the first nine months of our 2000 fiscal year. Management believes that, subsequent to September 30, 2000, the Company's internal credit management procedures and the quality of the Company's customers have resulted in allowances for doubtful accounts receivable of less than $10 thousand and for additional bad debt expenses of less than $10 thousand. The Company's bad debt expense for the nine months ended September 30, 2000, was $118 thousand, in comparison with $6 thousand for the current period. The Company's allowance for doubtful accounts receivable at September 30, 2000, was $5 thousand and at September 30, 2001, was $7 thousand.



Effects of Adjustments for Certain Events


        Management believes that a presentation of our operating results, net of certain events that occurred during our 2000 fiscal year and the first nine months of our 2001 fiscal year would provide a more meaningful analysis of the recent results of our operations. As set forth below, none of these events that occurred during the first nine months of our 2001 fiscal year affected our cash position. Please see the Results of Operations -- Year Ended December 31, 2000 Compared to Year Ended December 31, 1999, for an analysis of such events during our last fiscal year.



        During our 2000 fiscal year, we entered into settlement agreements with certain of our former consultants, received a gain on settlement with certain of our former vendors (Tower Marketing - $27,000 gain, Premiere Entertainment - $7,500 gain, LC Shipping, Inc. - $2,000 gain, and sundry items under $1,000 each
- $9,500), and settled certain litigation with a current customer that related to types of products referenced in the FDA warning letter. With the exception of the gain on settlement, the genesis of the settled disputes was from prior years.



        During the first nine months of our current fiscal year, Princeton BioMeditech Corporation, a New Jersey corporation ("PBM") controlled by Dr. Jemo Kang, one of our directors, and we executed a series of agreements that related to certain outstanding obligations of the Company to PBM. In connection with those agreements, we issued to Dr. Kang a series of warrants. The accounting treatment for the issuance of such warrants resulted in a non-cash charge of approximately $161 thousand. See Item 7. Certain Relationships and Related Transactions. -- Princeton BioMeditech Corporation/Jemo Kang.



        During our 2000 fiscal year, management decided to write-off the value of certain patent rights that we were not exploiting. The accounting treatment for our determination that such asset was impaired resulted in a non-cash charge of $24 thousand (represented as "loss from asset impairment" on our September 30, 2001 Consolidated Statements Of Operations).



        Set forth below, in tabular format are the adjustments and their net effect upon our operating income (loss) for the nine months ended September 30, 2001 and 2000.

                                                         NINE MONTHS ENDED SEPTEMBER 30,
                                       ------------------------------------------------------------
                                                  2001                               2000
                                       -------------------------          -------------------------
                                       $ (000S)              %            $ (000S)              %
                                       -------             -----          -------             -----
REVENUES                                 2,652             100.0            1,583             100.0
                                        ======             =====            =====             =====

EVENTS

     Extraordinary Gain (Loss)
       On Settlement of Debt               (45)             (1.7)              --                --
     Settlement Expenses*                  161               6.1               --                --
                                        ------             -----            -----             -----
     Loss from Asset Impairment             --                --               24               1.5
          Total Adjustments                116               4.4               24               1.5
                                        ======             =====             ====             =====

NET INCOME (LOSS)                          327              12.5             (381)            (24.0)
                                        ------             -----            -----             -----

OPERATIONS (NET OF EFFECTS)                443              16.8             (405)            (25.6)
                                        ======             =====            =====             =====


* Transaction generated from current settlement on pre-2000 activity.

LIQUIDITY AND CAPITAL RESOURCES


        To date, we have financed our activities principally through cash flow from operations, debt financing and equity issuances, and advances from related parties. Our auditor's report for our 1999 and 2000 fiscal years contains a "going concern" opinion. We have negative working capital, our current liabilities are approximately $500,000 larger than our current assets, and our total liabilities are approximately $200,000 larger than our total assets. Since the change in management in the first half of 2000, the Company initially focused on to solving the issues raised in the FDA warning letter, negotiating term agreements with its customers, and stabilizing the distribution network of its products. Further, management attended to obtaining availability of term and revolving debt, as discussed below. Finally, management attempted to increase the number of distributors and retail channels that sold the Company's products. As a result of these efforts, management believes that the stability of the Company's financial affairs and the outlook for its business prospects have improved during the preceding two years. However, the Company currently does not have any material, additional sources of liquidity available, whether from internal or external sources.



        In July of 2000, we entered into a line of credit agreement with Citadel Capital Management Corporation ("Citadel") and Larry Osaki. The agreement provided us with a line of credit in an amount up to $250 thousand. In September of 2001, and in substitution therefor, we also executed our $250 thousand promissory note in favor of Citadel Capital Management Group (which name Citadel adopted in April of 2001). Interest accrues on the promissory note at the rate of 10% simple interest per annum and we may prepay any or all of the obligation without penalty. As of the date of this Registration Statement, we owe Citadel approximately $250 thousand. See Item 7. Certain Relationships and Related Transactions -- Citadel Capital Management Corporation; New World Capital Markets, Inc. / G. Wendell Birkhofer.



        On February 20, 2001, we entered into a Loan and Security Agreement with Camel Financial, Inc. ("Camel"), and a Subordination Agreement with Citadel and Camel. The Loan and Security Agreement provides us with up to $250 thousand of advances against our available accounts receivable. The Loan and Security Agreement expires on March 1, 2002, subject to automatic annual renewals, unless otherwise terminated in writing by either Camel or us not later than 30 days prior to the end of an annual term. For outstanding balances under $100 thousand, interest accrues at the rate of three percent per month; for outstanding balances in excess of $100 thousand, interest accrues at the rate of two and one-half percent per month; in no event shall the monthly interest be less than $2,500. The interest rate is subject to change by an amount equivalent to a change in the prime rate, as published in the Wall Street Journal. As of December 28, 2001, the interest rate is two and one-quarter percent per month and our outstanding balance due to Camel is $274,000. In connection with the Loan and Security Agreement, Camel, Citadel, and we executed a Subordination Agreement, on February 20, 2001, pursuant to which Citadel subordinated its first position security interest in our assets to Camel.

        As of September 30, 2001, we had cash and cash equivalents of two hundred dollars and negative working capital of $484 thousand.


        Cash used by operating activities for the year ended December 31, 2000, amounted to $609 thousand. Cash used in investing activities for the year ended December 31, 2000, amounted to $65 thousand and consisted of cash used to purchase equipment. Cash provided by financing activities for the year ended December 31, 2000, amounted to $682 thousand and consisted primarily of issuances of notes payable, net of repayments.


        Cash used by operating activities for the nine months ended September 30, 2001, amounted to $174 thousand. Cash used in investing activities for the nine months ended September 30, 2001, amounted to $18 thousand and consisted of cash used to purchase equipment. Cash provided by financing activities for the nine months ended September 30, 2001, amounted to $346 thousand and consisted primarily of issuances of notes payable, net of repayments.



        We have sustained significant losses during 2000, have experienced negative cash flows from operations since inception, have had difficulties generating sufficient cash flow to meet obligations and sustain our operations, and have a stockholders' capital deficiency that raises substantial doubt about our ability to continue as a going concern. Our ability to meet our obligations in the ordinary course of business is dependent upon our ability to raise additional financing through public or private equity or debt financings and to operate profitably. While management believes that such funding will be available, the ability to obtain and the adequacy of such funding, if any, are uncertain. Further, the terms of our May 2001 debt settlement with PBM restrict our ability to borrow from banks or other institutional lenders, as PBM is not obligated to subordinate its priority to such lenders for our obligations in excess of $300 thousand.



           The Company's plan for its 2002 fiscal year includes an increased level of sales, both to our current customers and to certain additional, similarly situated customers. Management believes that the Company's relations with its current customers, and the results of management's meaningful discussions with various additional potential customers, warrants that level of optimism. Of course, no assurance can be provided that such additional sales will occur, that they will provide sufficient margins to provide positive cash flow, or that the Company will be able to afford to produce and ship that increased level of our products. The Company also believes that the sales and debt trends established by current management subsequent to the receipt of the 510(k) OTC clearances from the FDA will provide the Company with the flexibility to reduce the current level of its debt or to re-finance such debt on terms that are more favorable to the Company (e.g., increased level of credit availability and lower costs. No assurance can be provided that the Company's lenders will agree with management on the Company's potential prospects or that the lenders will provide such expanded financial availability. As discussed above, if we are unable to increase our levels of equity or debt and to operate profitably, we will face difficulties in continuing our business operations.



        Management is unable to assess the possible outcome and the effect on our operations and cash flows from the ongoing litigation and regulatory matters referenced in Part II. Item 2. Legal Proceedings; Item 7. Certain Relationships and Related Transactions; and Note 12 to the Consolidated Financial Statements. Management believes that an adverse result in each of the civil lawsuits currently on file against the Company will not have a terminal effect upon the Company's operations. However, an adverse administrative ruling by the FDA could be materially adverse to the Company and its business operations. The maximum aggregate penalties sought by the FDA against the Company is $2,070,000 and against the three individuals is an additional $2,520,000, some of whom are entitled to indemnification by the Company. Management is hopeful that the FDA will not continue to seek such penalties against the Company and each of the individuals. Based upon the FDA's statement to our management that, on or before January 12, 2002, we will be provided with a methodology by the FDA to resolve the allegations contained in the administrative complaint, management is cautiously optimistic that the FDA administrative proceeding will be terminated on terms that are not economically injurious to the Company. However, if the methodology, as proposed, is not acceptable to the Company for economic or other reasons, and if the administrative process were to continue, the legal costs to the Company could prove economically damaging to the Company. Further, if the administrative process were to continue and if the FDA were to obtain the administrative remedies of the hundreds of thousands of dollars that it is seeking, it is probable that the Company would be forced to discontinue its business operations.


SEASONALITY AND INFLATION

        Management does not believe that our business is subject to material seasonal fluctuations. Our results of operations and financial position are presented based upon historical cost. Although management cannot accurately anticipate the effect of inflation on our operations, they do not believe inflation is likely to have a material adverse effect on our net sales or results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

        Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, is effective for us beginning December 31, 2001. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities measured at fair value. Management is currently evaluating the effect that implementation of the new standards will have on our results of operations and financial position. However, due to our limited use of derivative instruments, adoption of SFAS No. 133 is not expected to have a significant effect on our consolidated balance sheets, statements of operations, or statements of cash flows.

        SFAS No. 141, "Business Combinations," is effective July 1, 2001, and establishes accounting and reporting standards to reflect only the purchase method of accounting for business combinations. The adoption of SFAS No. 141 will not have a material impact on our financial statements, as we do not have any business combinations in process or planned as of the date of this Registration Statement.

        SFAS No. 142, "Goodwill and Other Intangible Assets," is effective for all fiscal years beginning after December 15, 2001, and establishes accounting and reporting standards for goodwill and other intangible assets. We are not required to adopt the new statement until the year ending December 31, 2002. Management is currently evaluating the effect that implementation of the new standard will have on our results of operations and financial position. However, adoption of SFAS No. 142 is not expected to have a significant effect on our consolidated balance sheets, statements of operations, or statements of cash flows.

ITEM 3. DESCRIPTION OF PROPERTY.

FACILITIES


        We lease approximately 10,000 square feet of space at 13 Spectrum Pointe Drive, Lake Forest, California 92630, where we maintain our offices and production operations. The five-year lease of these facilities expires October 15, 2005, and provides for a monthly rental of approximately $10,500 per month, including common expenses. We sublease approximately 710 square feet under three short-term agreements for a total of approximately $1,650 per month, of which one subtenant is Cyber Marketing, who made rental payments during the nine-month period ended September 30, 2001, in the amount of $2,700. See Item 7. Certain Relationships and Related Transactions -- Cyber Marketing Concepts, Inc. / James
G. Barrons. Spectrum's operations are also conducted from our facility under a separate sublease. The Company believes these facilities are adequate to accommodate its requirements for the foreseeable future.


        We do not own any real property.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

        The following table sets forth certain information regarding the beneficial ownership of Common Stock at December 21, 2001 (except as otherwise indicated by footnote), by (i) each person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) known by management to own beneficially more than 5% of our outstanding Common Stock,
(ii) each of our directors, and (iii) all of our executive officers and directors of the Company as a group.



                                                      BENEFICIAL OWNERSHIP
                                         -------------------------------------------------
NAME AND ADDRESS (1)                     NUMBER OF SHARES              PERCENTAGE OF CLASS
--------------------                     ----------------              -------------------
Daniel G. McGuire(2)                           377,429                           2.6%
Francisco Rojas(3)                             310,160                           1.8%
Jemo Kang(4)                                 3,810,927                          26.0%
James G. Barrons(5)                            289,500                           2.0%
G. Wendell Birkhofer(6)                        110,000                             *
David M. Jeranko(7)                            242,874                           1.7%
Jeffrey H. Nicholas(8)                          10,000                             *
Princeton BioMeditech
     Corporation(9)                          3,810,927                          26.0%
Citadel Capital Management
     Group(10)                                 950,000                           6.5%
All directors and
     executive officers
     as a group (8 persons)(11)              5,150,890                          35.2%


----------

(1) We believe that all persons have full voting and investment power to the shares. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as warrants, or options to purchase shares of the Company's common stock.


(2) Includes 342,429 shares beneficially owned by Mr. McGuire, plus options, exercisable by Mr. McGuire as of, or within 60 days of, the date of this Registration Statement, to purchase up to 25,000 shares at an exercise price of $0.25 per share, expiring on May 9, 2006, and up to 10,000 shares, at an exercise price of $0.35, expiring on October 30, 2006. Mr. McGuire's address is c/o Worldwide Medical Corporation, 13 Spectrum Pointe Drive, Lake Forest, California 92630.



(3) Includes 290,160 shares beneficially owned by Dr. Rojas, plus options exercisable by Dr. Rojas as of, or within 60 days of, the date of this Registration Statement, to purchase up to 10,000 shares, at an exercise price of $0.35, expiring on October 30, 2006. Dr. Rojas' address is c/o Spectrum Analytics, Inc., 13 Spectrum Pointe Drive, Lake Forest, California 92630.



(4) Includes 266,666 shares beneficially owned by Dr. Kang and (i) 70,000 shares owned by two individuals who have agreed to transfer record ownership of such shares to Dr. Kang's designees, (ii) 50,000 shares owned by Dr. Kang's spouse, (iii) 1,564,000 shares owned by Dr. Kang's sons, as to which shares Dr. Kang disclaims beneficial ownership, and (iv) 1,273,261 shares into which the principal of our promissory note to PBM (outstanding as of the date of this Registration Statement) may be converted (See Item
     7. Certain

     Relationships and Related Transactions -- Princeton BioMeditech Corporation / Jemo Kang.), plus 75,000 shares issued in the name of, and to be delivered to, PBM in the event that any principal under our promissory note to PBM remains unpaid or unconverted as of January 1, 2002, warrants, exercisable by Dr. Kang as of, or within 60 days of, the date of this Registration Statement, to purchase up to (a) 246,000 shares at an exercise price of $0.30 per share, expiring on December 31, 2002, and (b) 246,000 shares at an exercise price of $0.40 per share, expiring on December 31, 2003, and options, exercisable by Dr. Kang as of, or within 60 days of, the date of this Registration Statement, to purchase up to 10,000 shares at an exercise price of $0.25 per share, expiring in April of 2005, and up to 10,000 shares, at an exercise price of $0.35, expiring on October 30, 2006. The shares referenced herein do not include 225,000 shares issued in the name of, and deliverable to, PBM in the event that any principal under our promissory note to PBM remains unpaid or unconverted as of January 1, 2002, and the 1,515,000 shares issued in the name of PBM as partial security for our obligations under our promissory note to PBM. Dr. Kang's address is c/o Princeton BioMeditech Corporation, 4242 U.S. Route 1, Monmouth Junction, New Jersey 08852-1905.



(5) Includes 179,500 shares beneficially owned by Mr. Barrons and (i) 82,000 shares owned by an individual who has provided Mr. Barrons with voting power in respect of such shares and (ii) 18,000 shares owned by an individual who has provided Mr. Barrons with voting and investment power in respect of such shares, as to which 100,000 shares Mr. Barrons disclaims beneficial ownership, plus options, exercisable by Mr. Barrons as of, or within 60 days of, the date of this Registration Statement, to purchase up to 18,000 shares at an exercise price of $0.25 per share, expiring at various dates from April to June of 2005, and up to 10,000 shares, at an exercise price of $0.35, expiring on October 30, 2006. Mr. Barrons' address is c/o Cyber Marketing Concepts, Inc., 13 Spectrum Pointe Drive, Lake Forest, California 92630.



(6) Includes 100,000 shares owned by New World Capital Markets, Inc. ("New World") or its affiliates, who have provided Mr. Birkhofer voting power for such shares and as to which 100,000 shares Mr. Birkhofer disclaims beneficial ownership, plus options to purchase up to 10,000 shares, at an exercise price of $0.35, expiring on October 30, 2006. Mr. Birkhofer's address is c/o New World Capital Markets, Inc., 1206 Coast Village Circle, G, Santa Barbara, California 93108.



(7) Includes 230,874 shares beneficially owned by Mr. Jeranko and 2,000 shares owned by Mr. Jeranko's daughter, as to which shares Mr. Jeranko disclaims beneficial ownership, plus options, exercisable by Mr. Jeranko as of, or within 60 days of, the date of this Registration Statement, to purchase up to 18,000 shares at an exercise price of $0.25 per share, expiring at various dates from April to June of 2005, and up to 10,000 shares, at an exercise price of $0.35, expiring on October 30, 2006. Mr. Jeranko's address is c/o Alante Insurance Agency, 23456 Madero, Suite 250, Mission Viejo, California 92691.



(8) Represents options, exercisable by Mr. Nicholas as of, or within 60 days of, the date of this Registration Statement, to purchase up to 10,000 shares at an exercise price of $0.35, expiring on October 30, 2006. Mr. Nicholas' address is c/o Fox Rothschild O'Brien & Frankel LLP, 997 Lenox Drive, Building 3, Lawrenceville, New Jersey 08648-2311.



(9) Includes 266,666 shares beneficially owned by Dr. Kang, an executive officer, director, and principal shareholder of PBM, and (i) 70,000 shares owned by two individuals who have agreed to transfer record ownership to Dr. Kang's designees, (ii) 50,000 shares owned by Dr. Kang's spouse, (iii) 1,564,000 shares owned by Dr. Kang's sons, as to which shares Dr. Kang disclaims beneficial ownership, and (iv) 1,273,261 shares into which the principal of our promissory note to PBM (outstanding as of the date of this Registration Statement) may be converted (See Item 7. Certain Relationships and Related Transactions -- Princeton BioMeditech Corporation / Jemo Kang.), plus 75,000 shares issued in the name of, and to be delivered to, PBM in the event that any principal under our promissory note to PBM remains unpaid or unconverted as of January 1, 2002, warrants, exercisable by Dr. Kang as of, or within 60 days of, the date of this Registration Statement, to purchase up to (a) 246,000 shares at an exercise price of $0.30 per share, expiring on December 31, 2002, and (b) 164,000 shares at an exercise price of $0.40 per share, expiring on December 31, 2003, and options, exercisable by Dr. Kang as of, or within 60 days of, the date of this Registration Statement, to purchase up to 10,000 shares at an exercise price of $0.25 per share, expiring in April of 2005, and up to 10,000 shares, at an exercise price of $0.35, expiring on October 30, 2006. The shares referenced herein do not include 225,000 shares issued in the name of, and deliverable to, PBM in the event that any principal under our promissory note to PBM remains unpaid or unconverted as of January 1, 2002, and the 1,515,000 shares issued in the name of PBM as partial security for our obligations under our promissory note to PBM. Princeton BioMeditech Corporation's address is 4242 U.S. Route 1, Monmouth Junction, New Jersey 08852-1905.



(10) Includes 950,000 shares beneficially owned by Citadel. Citadel's address is 251 S. Lake Avenue, 10th Floor, Pasadena, California 91101.


(11) Includes shares of Common Stock and warrants, options referenced in footnotes 2 through 8, inclusive, above, and 50,000 shares beneficially owned by an executive officer (who is not one of our directors).


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.


                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

        Our executive officers and directors are:


      Name                  Age                    Office
      ----                  ---                    ------
Daniel G. McGuire            48       President, Chief Executive Officer, and
                                      Chairman of the Board of Directors

Francisco J. Rojas           43       Chief Scientific Officer and Director

Jeffrey C. Burke             45       Chief Financial Officer

Jemo Kang                    60       Director

James G. Barrons             62       Director

G. Wendell Birkhofer         69       Director

David M. Jeranko             41       Director

Jeffrey H. Nicholas          47       Director

        Daniel G. McGuire joined us as a director in October of 2000 and as an officer since April of 2000 when he was elected to serve as our President and Chief Executive Officer. Mr. McGuire continues to serve in this capacity at the present time. Mr. McGuire was the president of Worldwide Sales Management Corporation ("Worldwide Sales"), an entity that provided sales, marketing, and financial consulting services to consumer package goods manufacturers specializing in the retail drug, mass and supermarket channels of distribution from 1977 through 2000. See Item 7. Certain Relationships and Related Transactions for information about our relationship with Worldwide Sales.


        Francisco J. Rojas, Ph.D., joined us in January of 1997 as our Director of Research for Reproductive Endocrinology & Immunology and currently serves as our Chief Scientific Officer. He also has served as one of our directors since May of 2001. Dr. Rojas received his Ph.D. in Endocrinology in 1997 from the Medical College of Georgia. He completed his postgraduate work in Cell and Molecular Biology in Georgia, and his work in cell Biology at Baylor College of Medicine in Houston, Texas. Dr. Rojas received a Doctoral Degree in Biochemistry from the University of Chile, Santiago, Chile. Dr. Rojas was an Associate Professor and Director of Laboratory of Reproductive Endocrinology and Infertility at the Department of Obstetrics and Gynecology, University of California, Irvine, from 1986 to 1996. Dr. Rojas owns 25% of Spectrum. See Item
7. Certain Relationships and Related Transactions -- Spectrum Analytics, Inc. / Francisco Rojas, Ph.D.

        Jeffrey C. Burke, CPA joined us joined us as our Chief Financial Officer in October of 2000. During the two years prior to his joining us on a full-time basis, he was an independent financial consultant to us and a variety of other entities. Between June of 1994 and October of 1998, Mr. Burke was the Chief Financial Officer of Tasman Roofing Company in Corona, California, a manufacturing and distributing company.


        Jemo Kang, Ph.D., joined us as a director upon our formation in 1996 and served as co-chair of our board of directors between November of 2000 and November of 2001. For more than the past five years, Dr. Kang has been the President and Chief Executive Officer of PBM, a privately held biotech manufacturer of diagnostic devices located in Princeton, New Jersey, that develops, manufactures, and distributes rapid, point of care diagnostic products, including products similar to those sold by the Company. See Item 7. Certain Relationships and Related Transactions -- Princeton BioMeditech Corporation / Jemo Kang. Dr. Kang also serves as a director of Spectral Diagnostics, Inc. ("SDI"), an Ontario, Canada, corporation whose shares are traded on the Toronto Stock Exchange. SDI develops and sells membranes and reagents for the detection of biochemical markers that are indicative of disease and manufactures its "Cardiac STATus" tests.


        James G. Barrons, joined us as a director in February of 2000, and currently serves as both a director and as an officer in his role as Secretary of the Board of Directors. Mr. Barrons retired from his position as Manager of Information Technology Business Operations for Radar Systems Group at Hughes Electronics in June of 1996. Most recently, in August of 2000, Mr. Barrons formed Cyber Marketing Concepts, Inc. ("Cyber Marketing"), a company that markets and distributes our products via the Internet. See Item 7. Certain Relationships and Related Transactions -- Cyber Marketing Concepts, Inc. / James
G. Barrons.

        G. Wendell Birkhofer, joined us as a director in October of 2001. Mr. Birkhofer is an Investment Banking/Venture Capital Consultant. For more than the preceding five years, Mr. Birkhofer has been a consultant to New World, an investment banking boutique with offices in Santa Barbara, California, and affiliated offices located in Washington, D.C. and Zurich, Switzerland. Since January of 2000, Mr. Birkhofer has been a consultant to Citadel, a venture capital investment company located in Pasadena, California. See Item 7. Certain Relationships and Related Transactions -- Citadel Capital Management Corporation; New World Capital Markets, Inc. / G. Wendell Birkhofer.

        David M. Jeranko, joined us as a director in April of 2000 and continues to serve in that capacity. For more than the past five years, Mr. Jeranko has owned and operated Alante Insurance Agency, a property and casualty insurance agency in Mission Viejo, California.


        Jeffrey H. Nicholas, Esq., joined us as a director in October of 2000 and continues to serve in such capacity. Mr. Nicholas is a business law attorney and a partner in the Philadelphia law firm of Fox, Rothschild, O'Brien & Frankel, LLP. In the course of his practice, Mr. Nicholas and his firm routinely represent PBM and Dr. Kang. See Item 7. Certain Relationships and Related Transactions -- Princeton BioMeditech Corporation / Jemo Kang. Mr. Nicholas also serves as a director of Met-Pro Corporation ("MPR"), a Delaware corporation whose securities are traded on the New York Stock Exchange. MPR specializes in product recovery/pollution control equipment for purification of air and liquid corrosive, abrasive, and high temperature liquids.



        Each of our directors has been elected to serve until the next meeting of stockholders. Except as described below, there are no arrangements or understandings between any director and any other person pursuant to which any person was elected or nominated as a director. Following our 2001 Annual Meeting of Stockholders and in connection with the agreements that we memorialized with PBM on May 9 of 2001, the Company and its current directors reached the following understandings with respect to service of certain of our directors:



        - For so long as the Company remains indebted to PBM under its Convertible Secured Promissory Note dated as of January 1, 2001, and except as otherwise required by the bylaws, our board of directors will not call a special or annual meeting of our stockholders for the purpose of electing or replacing directors if the purpose of such meeting would be inconsistent with the terms of the understandings;



        - For so long as the Company owes at least $350 thousand to PBM, neither our board of directors nor our management will take any action to remove Mr. Nicholas as a director;


        - Once our financial obligations to PBM have been reduced to less than $350 thousand, Mr. Nicholas has agreed to resign as one of our directors;


        - Until our financial obligations to PBM have been fully satisfied, and if our board of directors nominates a slate for election of directors at any annual or special meeting of stockholders, our board of directors has indicated that it will continue to nominate Dr. Kang or an individual nominated by him, with the exception of Mr. Nicholas, for re-election as one of our directors;


        - Until our financial obligations to PBM have been fully satisfied, and if our board of directors nominates a slate for election of directors at any annual or special meeting of stockholders, and if our board of directors solicits proxies from our stockholders:

                a. the named proxy holders shall be the entire board of directors;

                b. each of our directors has agreed to vote his shares for the nominated slate; and

                c.      none of our directors shall solicit any other proxies.

        - Until our financial obligations to PBM have been fully satisfied, each of our directors has agreed not to solicit consents to elect or replace any of our directors, unless each of our directors agrees with such solicitation;

        Except as described below, our executive officers serve at the discretion of the Board of Directors. Article III, Section 8 of our Amended Bylaws provides that, for so long as we are indebted to PBM and if at such time Dr. Kang is one of our Directors, he shall have the right to veto decisions by our other Directors with respect to the selection, retention, and terms and conditions of employment of our Chief Executive Officer, President, Chief Operating Officer, and Chief Financial Officer. In connection with the PBM Agreements, Dr. Kang agreed not to exercise his veto right from and after the date on which the outstanding principal of the PBM Note did not exceed $531,513.37. As of the date of this Registration Statement, the outstanding principal is approximately $535 thousand. However, until we have reduced the principal amount of the PBM Note to less than $256,513.37, Dr. Kang maintains his veto rights if we are in default on our payment obligations under the PBM Note. See Item 7. Certain Relationships and Related Transactions -- Princeton BioMeditech Corporation / Jemo Kang.

        Mr. McGuire acts as our president and chief executive officer pursuant to an employment agreement, the material terms of which are described in Item 6. Executive Compensation.

ITEM 6. EXECUTIVE COMPENSATION.

EXECUTIVE COMPENSATION

        On April 4, 2000, Daniel G. McGuire became the President of the Company and entered into an Employment Agreement with us. We pay Mr. McGuire an annual base salary of $125,000 and a monthly car allowance of $600. In addition, Mr. McGuire is entitled to an annual bonus, calculated as a percentage of our pre-tax net income. The pro-rated bonus amount for the year ending December 31, 2000, totaled $20,000. The initial term of the Employment Agreement was for six months, with an additional, automatic extension of six months that was exercised. Thereafter, the Employment Agreement continues in effect until terminated by either party.

        The Employment Agreement contains two concurrent termination provisions; the "reducing termination entitlements" and the "standard termination entitlements." As of October 4, 2001, Mr. McGuire was entitled to a reducing termination entitlement in an amount equivalent to six month's base salary. For each month thereafter that Mr. McGuire remains employed by us, the reducing termination entitlement is reduced by one month, such that, effective April 4, 2002, the reducing termination entitlements will have been eliminated. We are obligated to pay to Mr. McGuire a standard termination entitlement (an amount equivalent to one year's base salary and any vacation or bonus accrued to the date of such termination) in the event that we terminate him without cause or that he resigns for good reason after a change of control of the Company. The Employment Agreement defines good reason as (i) our failure to honor any of our material obligations; (ii) a significant adverse change in the nature or scope of his authorities, powers, functions, responsibilities, or duties; (iii) a reduction in his base salary, or the termination or a reduction of his rights to any continuing employee benefit; or (iv) certain travel-related issues.

SUMMARY COMPENSATION TABLE


                                                                                          LONG-TERM COMPENSATION
                                                                          ---------------------------------------------------
                                                                                   AWARDS
                                                                          -----------------------
                                      ANNUAL COMPENSATION                               SECURITIES    PAYOUTS
                       -------------------------------------------------   RESTRICTED   UNDERLYING    -------       ALL
     NAME AND                                               OTHER ANNUAL     STOCK      OPTIONS/       LTIP        OTHER
PRINCIPAL POSITION      YEAR         SALARY        BONUS    COMPENSATION     AWARD        SAR'S       PAYOUTS   COMPENSATION
------------------     -------      --------      -------   ------------   ----------   -----------   -------   ------------
Daniel G. McGuire       2000      $ 93,750(1)     $20,000      $ 7,200                      (2)

H. Thad Morris          2000      $ 17,717(3)      - 0 -        - 0 -        - 0 -        - 0 -        - 0 -        - 0 -
                        1999      $ 93,750         - 0 -        - 0 -        - 0 -        - 0 -        - 0 -        - 0 -



(1) Mr. McGuire's annualized base compensation for the Company's 2000 fiscal year was $125,000. He became the Company's President and Chief Executive Officer on April 4, 2000.



(2) In May 2001, Mr. McGuire was granted options to purchase 25,000 shares of the Company's common stock at $0.25 per share vesting over 36 months.



(3)  Mr. Morris resigned as of April 4, 2000.


DIRECTOR COMPENSATION

        Each director receives an annual fee of $10,000, plus a $500 fee per board meeting and options to purchase 10,000 shares of the Company's common stock.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Princeton BioMeditech Corporation / Jemo Kang


        Dr. Jemo Kang, one of our directors, and who, together with members of his family constitutes the Company's largest block of stockholders, is the owner, President, and Chief Executive Officer of PBM, a privately held biotech manufacturer of diagnostic devices located in Princeton, New Jersey, rapid, point of care diagnostic products, including products similar to those sold by the Company. PBM develops, manufactures, and distributes rapid, point of care diagnostic products including products similar to those sold by the Company. Management has been advised by representatives of PBM that its marketing and the distribution of its products does not compete with ours and that PBM's distribution through the channels that we currently use is limited; accordingly, as of the date of this Registration Statement, the Company and PBM do not consider themselves to be competitors. However, in the event that either PBM or we modify or expand our distribution channels, we could become competitors with each other.



        Prior to May of 1998, we purchased substantially all of our diagnostic tests from PBM, under an agreement that granted us certain non-exclusive distribution rights to various diagnostic tests produced by PBM. During such time period, PBM advised our then-current management that, PBM supplied customers in addition to us and that the terms and conditions under which we purchased product from PBM were no less favorable, and, in certain instances, more favorable, than the terms and conditions under which PBM supplied other entities. During such time period, we did not pay for all of the product that we purchased from PBM, such that, by May of 1998, PBM alleged that we owed it approximately $656 thousand. In connection with that obligation, as well as certain other issues related the belief by our then-current management that PBM may have materially breached its agreements with us and the breakdown in communicating between PBM's management and ours, the agreements between the two companies were terminated.



        On May 8, 2001, PBM and we executed a series of documents (the "PBM Agreements") that were effective as of January 1, 2001. The framework of the economic terms of the PBM Agreements were negotiated for us by Mr. McGuire and for PBM by Dr. Kang. Further negotiation of that framework occurred at a meeting of our board of directors in October of 2000 through the efforts of Mr. McGuire and our counsel and Dr. Kang and his and PBM's counsel, Mr. Nicholas. At that meeting, our Board of Directors, with Dr. Kang abstaining from the vote and periodically removing himself from the meeting, as appropriate, approved the framework of the economic terms of the PBM Agreements and then nominated Mr. Nicholas to serve as one of our directors. Following our Board's approval of the framework of the economic terms, further substantial negotiations between our representatives, primarily Mr. McGuire and our counsel, and representatives of PBM, primarily Jeffrey Nicholas, occurred until the definitive PBM Agreements were drafted and executed. Management believes that the PBM Agreements were negotiated on an arm's length basis and are as fair as to the Company as the Company could have obtained from a non-affiliated third party, although we did not seek a formal opinion from a third party as to this conclusion.



        At the core of the PBM Agreements is our secured, convertible promissory note in favor of PBM in the initial amount of approximately $632 thousand (the "PBM Note"), as we had previously paid PBM $25 thousand in reduction of our obligation to it. PBM and we agreed not to include any cash component in the PBM Agreements in respect of any interest that might have accrued through the effective date of the PBM Agreements. Under the PBM Note, our payments are determined by the quantity of our test products that we sell on a weekly basis. The amount of each of our weekly payments is based on an increasing scale, commencing at the rate of $0.25 per test sold, which rate increases every six months until from and after July 1, 2003, when the rate is fixed at $1.00 per test sold. Under certain circumstances, we are also obligated to make payments under the PBM Note upon the sale of our equity. Since the signing of the PBM Agreements, through December 21, 2001, and including the initial $25,000 payment, we have paid PBM approximately $147,000 of principal on the PBM Note and no interest. During our 1999 and 2000 fiscal years, we did not pay PBM any sums.



        The PBM Note is secured by all of the Company's assets, together with 1,515,000 shares of our common stock. We have conditionally issued a certificate representing these shares in the name of PBM. This certificate is held by our counsel as collateral agent for the benefit of PBM. PBM may not exercise its rights as a secured creditor against our assets (other than the 1,515,000 shares of common stock) except in the event of our bankruptcy, an assignment for the benefit of our creditors, our liquidation, or in the event that we are acquired in certain kinds of merger or asset sales transactions. PBM may exercise its rights as a secured creditor against the 1,515,000 shares of our common stock in those events, as well as in other standard events of default, such as our failure to pay our obligations to PBM or other parties timely. PBM has not provided the Company with any indication that it considers the Company to be in breach of its obligations under the PBM Note or that PBM has any current rights to initiate foreclosure under the terms of the Company's security agreement with it. PBM has agreed to subordinate our obligation under the PBM Note to any bank or other institutional indebtedness that we may obtain to a maximum of $300 thousand of such indebtedness.

        PBM may convert some or all of the unpaid principal of the PBM Note into shares of our common stock at any time through and including September 30, 2002. The initial conversion price is

$0.40 per share, which price is subject to adjustment if we were to declare a stock dividend or were to split our stock. If PBM were to provide us with a conversion notice, we could pre-pay the amount of principal specified in such notice for conversion, thereby precluding such conversion. If our common stock trades for an average of not less than $2.00 during any period of 30 consecutive trading days, we can provide PBM with written notice of our decision to shorten the conversion period to 30 days. To date, PBM has not elected to convert any unpaid principal amounts into shares of our common stock.



        We also conditionally issued PBM 300,000 shares of our common stock, portions of which are deliverable to PBM on various dates beginning on January 1, 2002, in the event that, as of such dates, any principal amount under the PBM Note remains unpaid or unconverted, with the balance of the 300,000 shares to be issued to PBM if the PBM Note is not paid in full by September 30, 2003. In connection with this conditional issuance, we expect to deliver 75,000 shares to PBM shortly after January 1, 2002. By its terms, the PBM Note is not interest bearing.



        In connection with our issuance of the PBM Note, we issued to Dr. Kang a series of warrants for the purchase of our common stock, exercisable as follows:



        - 164,000 shares, exercise price of $0.20 per share, expiry of December 31, 2001, which were exercised by Dr. Kang in December of 2001;



        - 246,000 shares, exercise price of $0.30 per share, expiry of December 31, 2002; and



        - 246,000 shares, exercise price of $0.40 per share, expiry of December 31, 2003.



Worldwide Sales Management Corporation and TKR Investments, Inc. / Daniel G. McGuire and Thomas K. Ramstead



        Through March of 2000, the Company was a party to a sales agreement with Worldwide Sales, an enterprise owned by Daniel G. McGuire and Thomas K. Ramstead, a former director of Worldwide. The agreement provided that we would pay to Worldwide Sales a 15% commission on sales it generated in North America and Mexico. Worldwide Sales and we agreed to reduce the commission rate from and after April of 2000, when Mr. McGuire became our President and disassociated himself from Worldwide Sales. Commencing on January 1, 2001, we entered into a replacement sales agreement with TKR Investments, Inc. ("TKR"), an enterprise owned by Mr. Ramstead. The agreement provides for a guaranteed retainer at the rate of $8,000 per month, a commission that varies between 2.5% and 4% depending on incremental net sales, and interest at the rate of eight percent per annum for all retainer and commission payments not timely made. TKR or we may terminate this agreement upon 120 days' written notice. If terminated, we have agreed to continue paying TKR its retainer and commissions (in an amount equal to the average for the prior three months) during the 120-day period. Cash payments to Worldwide Sales for the years ended December 31, 1999, and 2000, and for the nine months ended September 30, 2001 were, respectively, $271,379, $160,199, and none. Cash payments to TKR Investments, Inc. for the years ended December 31, 1999, and 2000, and for the nine months ended September 30, 2001 were remitted only during the nine month period ended September 30, 2001 for $63,000. For the years ended December 31, 1999 and 2000, the commissions payable to Worldwide Sales by the Company were $374 thousand and $223 thousand, respectively, and as of September 30, 2001, our accounts payable to TKR was $139 thousand. At September 30, 2001, there was no amount owing to Worldwide Sales.


Cyber Marketing Concepts, Inc. / James G. Barrons

        Effective August 9, 2000, Cyber Marketing and we entered into an Exclusive Marketing Rights Contract. Cyber Marketing is owned by James G. Barrons, one of our directors. During the two-year term of the agreement, and any annual extensions thereafter, subject to either party's providing 180-days' written notice to the other of its intention not to renew the agreement, we granted to Cyber Marketing the exclusive rights to market our products on the Internet. Cyber Marketing will pay us our standard wholesale and distributor prices for any product that it purchases and we will provide it with all advertising incentives and promotional allowance accorded to others of our major customers. During the eight-month period between November of 2000 and June of 2001, we paid Cyber Marketing consulting fees of $3,000 per month to update our website and to subsidize, on a partial basis, their full-time sales representative for our professional products, or $6,000 and $12,000 for, respectively, the year ended December 31, 2000, and the nine-month period ended September 30, 2001. Cash payments from Cyber Marketing were $481 and $72,630 for the respective periods. Further Cyber Marketing is a subtenant of ours under short-term lease. During the nine-month period ended September 30, 2001, Cyber Marketing paid us $2,700 in rent. See Item 3. Description of Property -- Facilities.


Citadel Capital Management Corporation; New World Capital Markets, Inc. / G. Wendell Birkhofer


        Effective July 6, 2000, we entered a $250 thousand line of credit agreement with Citadel and Larry Osaki. In September of 2001, and in substitution for the line of credit agreement, we executed our $250 thousand promissory note in favor of Citadel. Interest accrues thereon at the rate of 10% simple interest per annum and we may prepay any or all of the obligation without penalty. As of the date of this Registration Statement, we owe Citadel approximately $250 thousand. In July of 2001, we paid to Citadel a one-time fee of $25,000 through the issuance of 100,000 shares of our restricted common stock. As of the date of this amended Registration Statement, we owe Citadel $250 thousand. During our 2000 fiscal year, we paid to Citadel $50 thousand of principal and $315 of interest. During the nine-month period ended September 30, 2001, we did not make any payments of principal or interest to Citadel. See Item
2. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources and Item 4. Recent Sales of Unregistered Securities. For more than the preceding five years, Mr. Birkhofer has been a consultant to New World and since January of 2000, Mr. Birkhofer has been a consultant to Citadel. He joined us as a director in October of 2001.


Spectrum Analytics, Inc. / Francisco Rojas, Ph.D.

        Dr. Francisco Rojas, one of our directors, Dr. Ines Moretti, and the Company are the stockholders of Spectrum, which provides confirmatory analysis for our First Check consumer business. Spectrum subleases its office and laboratory space from us. With respect to our financial reporting requirements, we are deemed to control Spectrum; hence, its financial results are consolidated with ours.

ITEM 8. DESCRIPTION OF SECURITIES.

COMMON STOCK

        We are authorized to issue 30,000,000 shares of Common Stock, of which 14,646,069 shares were issued and outstanding at October 18, 2001, and held of record by approximately 241 stockholders. The record holders of validly issued and outstanding shares of Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders.

        The holders of Common Stock are entitled to such dividends, if any, as may be declared by the Board in its discretion out of funds legally available for that purpose, and to participate pro rata in any distribution of our assets upon liquidation. In the event of our liquidation, all assets available for distribution are distributable among the holders of the Common Stock according to their respective holdings.

        The holders of Common Stock do not have any pre-emptive or conversion rights, nor are there any redemption rights with respect to the Common Stock. The outstanding shares of Common Stock are, and the shares of Common Stock being offered hereby, when issued and paid for, will be, validly issued, fully paid, and non-assessable and not subject to further call or assessment by us. We do not have any anti-takeover provisions in our Certificate of Incorporation or Bylaws.


TRANSFER AGENT

        Interwest Stock Transfer Co., Inc., currently acts as transfer agent and registrar for our Common Stock.

                                     PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Price Range of Common Stock and Dividend Policy. The Company's Common Stock is quoted on the Pink Sheets under the symbol "WMED." The following table indicates quarterly high and low bid price per share of the Common Stock. These prices represent quotations among dealers without adjustments for retail mark-ups, markdowns or commissions, and may not represent actual transactions.

FISCAL YEAR ENDED DECEMBER 31, 1999             HIGH                LOW
                                               -------            -------
First Quarter                                  $  1.00            $0.5625
Second Quarter                                 $ 3.375            $ 0.625
Third Quarter                                  $ 3.125            $  1.25
Fourth Quarter                                 $  1.75            $ 0.875

FISCAL YEAR ENDED DECEMBER 31, 2000

First Quarter                                  $1.4375            $  0.68
Second Quarter                                 $  0.68            $  0.25
Third Quarter                                  $ 0.375            $  0.24
Fourth Quarter                                 $  0.45            $  0.18

FISCAL YEAR ENDED DECEMBER 31, 2001

First Quarter                                  $  0.41            $  0.18
Second Quarter                                 $  0.60            $  0.28
Third Quarter                                  $  0.76            $  0.26

The closing price of the Company's Common Stock as of October 18, 2001, was $0.29. At October 18, 2001, the Company had approximately 241 stockholders of record of its Common Stock.

        To date, the Company has not declared or paid any dividends. Payment of dividends, if any, on our Common Stock, is dependent upon the amounts of future after-tax earnings, if any, of the Company and is subject to the discretion of our Board of Directors. The Board of Directors is not legally obligated to declare dividends, even if the Company is profitable. The Company intends to employ all available funds to finance the growth of its business and, accordingly, does not intend to declare or pay any dividends in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS.


        On February 2, 2001, the Company, H. Thad Morris, Patti A. Evanoff, and Daniel G. McGuire were named in an administrative complaint, styled In the Matter of Worldwide Medical Corporation, a corporation, and Daniel G. McGuire,
H. Thad Morris, and Patti A. Evanoff, individuals, by the FDA, FDA Docket Number 01-H-0065. The FDA alleges that the Company, Mr. Morris, Ms. Evanoff, and Mr. McGuire committed 138, 82, 56, and 30 violations, respectively, of 21 U.S.C.
Section 331(a) of the Federal Food Drug and Cosmetic Act. The allegations relate to First Check test products that the Company shipped prior to receipt of 510(k) clearances from the FDA. The FDA seeks to assess civil penalties of $15,000 per alleged violation against the respondents. The Company believes that the allegations are without merit, has responded on behalf of Ms. Evanoff, Mr. McGuire, and itself, and intends to defend such parties vigorously. The FDA has informed management that, on or before January 12, 2002, it will provide a methodology to resolve the allegations contained in its administrative complaint, rather than respond to the Company's discovery requests.



        On August 2, 2000, the Company was named in an action, styled Vivian Younger, an individual, vs. Worldwide Medical Corporation, a California corporation, and Does 1 through 20, Orange County Superior Court, Case Number 00CC09177. Plaintiff alleges that she was wrongfully terminated as the Company's chief financial officer in August of 1999. Plaintiff has requested monetary damages, costs, and such other relief as the Court deems just and proper. The Company believes that the allegations are without merit, has filed a responsive pleading, and intends to defend itself vigorously. As of August 13, 2001, this action was ordered to binding arbitration.

        On September 4, 2001, the Company was named in an action, styled Michael
W. and Penny D. Niccole, Trustees of the Niccole Family Trust, Dated 11/13/95 vs. Worldwide Medical Corporation, a California corporation; and Does 1-25, inclusive, Orange County Superior Court, Case Number 01CC11335. Plaintiffs allege that the Company breached its contract in its sale of shares of its common stock to Plaintiffs or that the Company misrepresented the tradeability of such shares. Plaintiffs have requested "monetary damages in an amount to be proven at trial, together with interest thereon at the rate of 10% per annum according to proof at trial," punitive and exemplary damages, reasonable costs and attorneys' fees, and such other relief as the Court deems just and proper. The Company believes that the allegations are without merit. As of the date of this Registration Statement, the Company has not been required to file a responsive pleading, but intends to defend itself vigorously.



        On November 29, 2001, the Company was named in an action, styled Interactive Business Channel, Inc. vs. Worldwide Medical Corporation; and Does 1-50, inclusive, Orange County Superior Court, Case Number 01CC15277. Plaintiff's complaint is for breach of contract, account stated, open book account, and unjust enrichment. Plaintiffs allege that the Company breached its contract for promotional services and has failed to pay an indebtedness of $60,000, together with interest. Plaintiffs have requested compensatory and consequential damages "in a sum to be established according to proof"; the principal sum of $60,000 and attorneys' fees; the "reasonable value of services rendered . . . in the minimum sum of $60,000 with the precise amount to be established according to proof at the time of trial"; a decree compelling the Company to disgorge "ill-gotten gains"; reasonable attorneys' fees and costs of suit, interest at the maximum permitted rate and such other relief as the Court deems just and proper. The Company believes that the allegations are without merit. As of the date of this Registration Statement, the Company has not been required to file a responsive pleading, but intends to defend itself vigorously.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

        There have been no events or conditions requiring reporting under the requirements of this item.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         In January of 1998, we sold and issued 30,000 shares of our restricted common stock to an individual as payment for his services as a sales representative for our products. The value ascribed to such services rendered was $30,000, or $1.00 per share. Exemption from registration for such transaction is claimed under Rule 504 of Regulation D, as promulgated by the Securities and Exchange Commission.

         In February of 1998, we sold and issued an aggregate of 166,667 shares of our restricted common stock to two holders of our seven percent notes in consideration of their conversion thereof at the conversion rate of $0.30 per share. The aggregate debt converted was approximately $50,000. In June of 1998, we certificated the earlier sale and issuance of an aggregate of 10,000 shares of our restricted common stock to such holders in consideration of their consent to extend the date on which payment of such notes was due. The aggregate value of such consideration was recorded on our financial statements as $3,000, or $0.30 per share. Exemption from registration for each such transaction is claimed under Section 4(2) of the Securities Act.

         In June of 1998, we issued 500 shares of our restricted common stock to an otherwise unaffiliated individual as a prize we provided for our 1997 Company golf tournament. The value ascribed to the prize was $500, or $1.00 per share. Exemption from registration for such transaction is claimed under Rule 504 of Regulation D, as promulgated by the Securities and Exchange Commission.

         In June of 1998, we issued 10,000 shares of our restricted common stock to the Chairman of Juvenile Justice Medical as a contribution to such organization. The value ascribed to such contribution was $10,000, or $1.00 per share. Exemption from registration for such transaction is claimed under Rule 504 of Regulation D, as promulgated by the Securities and Exchange Commission.

         In July of 1998, we sold and issued 5,000 shares of our restricted common stock to an individual as payment for his services as a sales representative for our products. The value ascribed to such services rendered was $5,000, or $1.00 per share. Exemption from registration for such transaction is claimed under Rule 504 of Regulation D, as promulgated by the Securities and Exchange Commission.

         In December of 1998, we sold and issued 5,000 shares of our restricted common stock to an individual as payment for his services as a sales representative for our products. The value ascribed to such services rendered was $2,500, or $0.50 per share. Exemption from registration for such transaction is claimed under Rule 504 of Regulation D, as promulgated by the Securities and Exchange Commission.

         In December of 1998, we sold and issued 30,000 shares of our restricted common stock to an entity as payment for its providing certain advertising services for our benefit. The value ascribed to such services was $15,000, or $0.50 per share. Exemption from registration for such transaction is claimed under Rule 504 of Regulation D, as promulgated by the Securities and Exchange Commission.

        In December of 1998, we sold and issued 85,416 shares of our restricted common stock to one entity in consideration of its conversion of one of our promissory notes at the conversion rate of $0.30 per share. The aggregate debt converted was approximately $50,000. Exemption from registration for such transaction is claimed under Section 4(2) of the Securities Act.

         In December of 1998, we sold and issued 50,000 shares of our restricted common stock to an otherwise unaffiliated individual in consideration of the transfer to us of certain patent rights, with an ascribed value of $25,000, or $0.50 per share. Exemption from registration for such transaction is claimed under Rule 504 of Regulation D, as promulgated by the Securities and Exchange Commission. For information concerning the effect of management's decision to write-off the value of such patent rights during our 2000 fiscal year, see Item
2. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations (Year Ended December 31, 2000 Compared to Year Ended December 31, 1999 -- Effects of Certain Events).

         In March of 1999, we sold and issued an additional 10,000 shares of our restricted common stock to the same entity to which, in December of 1998, we sold and issued 30,000 shares in connection with its providing certain advertising services for our benefit. The value ascribed for such additional advertising services was $10,000, or $1.00 per share. Exemption from registration for such transaction is claimed under Rule 504 of Regulation D, as promulgated by the Securities and Exchange Commission.

         In March and April of 1999, we sold and issued an aggregate of 820,239 shares of our common stock to 39 otherwise unaffiliated persons in exchange for gross offering proceeds of approximately $615,000, or $0.75 per share. Exemption from registration for such transactions is claimed under Rule 504 of Regulation D, as promulgated by the Securities and Exchange Commission.

         In May of 1999, we sold and issued an aggregate of 488,571 shares of our common stock to two otherwise unaffiliated persons in exchange for gross offering proceeds of approximately $180,000, or $0.37 per share. Exemption from registration for such transactions is claimed under Rule 504 of Regulation D, as promulgated by the Securities and Exchange Commission.

         In May of 1999, we sold and issued 34,758 shares of our restricted common stock to the same entity to which we sold and issued 85,416 shares in connection with its December of 1998 conversion of one of our promissory notes. Such May sale and issuance was in consideration of its conversion of another one of our promissory notes at the conversion rate of $0.75 per share. The aggregate debt converted was approximately $25,700. In September of 1999, we sold and issued 50,000 shares of our restricted common stock to the same entity in connection with the exercise of warrants granted to it by Worldwide California. The aggregate exercise price of the warrants was $25,000, or $0.50 per share. Exemption from registration for each such transaction is claimed under Section 4(2) of the Securities Act.


         In September of 2000, we certificated the July of 1999 issuance of 100,000 shares of our restricted common stock to an entity in payment of a fee owing to it in connection with its providing a line of credit to us. Although, in July of 1999, the Company's Board of Directors approved the payment of the fee through the issuance of 100,000 shares, the certificate evidencing such issuance of shares was not issued until September of 2000. The value ascribed for such fee was $25,000, or $0.25 per share. Exemption from registration for such transaction is claimed under Section 4(2) of the Securities Act.


         In September of 2000, we sold and issued an additional 32,511 shares of our restricted common stock to the same entity to which, in December of 1998 and March of 1999, we sold and issued an aggregate of 40,000 shares in connection with its providing certain advertising services for our benefit. The value ascribed for such additional advertising services was $50,000, or $1.54 per share. Exemption from registration for such transaction is claimed under Rule 504 of Regulation D, as promulgated by the Securities and Exchange Commission.

         In June through September of 2000, we sold and issued an aggregate principal of approximately $800,000 of our convertible debentures to 30 persons. In September of 2000, we sold and issued 3,195,177 shares of our restricted common stock to such persons in consideration of their conversion of such debentures at the conversion rate of $0.25 per share. Exemption from registration for such transactions is claimed under Section 4(2) of the Securities Act.

         In October of 2001, we certificated the July and August sale and issuance of 990,857 shares of our restricted common stock to 30 persons in connection with the exercise of warrants granted to them concurrently with their purchase of our debentures in 2000. The aggregate exercise price of the warrants was approximately $200,000, or $0.20 per share. Exemption from registration for each such transactions is claimed under Section 4(2) of the Securities Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 145 of the Delaware General Corporation Law provides in general that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any suit or proceeding because such person is or was a director, officer, employee or agent of the corporation or was serving, at the request of the corporation, as a director, officer, employee or agent of another corporation, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity, but only for expenses (including reasonable attorneys' fees) actually and reasonably incurred, may be provided in connection with an action or suit by or in the right of a corporation, provided that such person acted in good faith and in a manner such person believed to be in or not opposed to the best interest of the corporation and except that no indemnification may be made in respect of any claim as to which such person has been adjudged to be liable to the corporation unless and only to the extent that a court shall have determined, upon application, that, despite the adjudication of liability and in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

        Section 102(b)(7) of the Delaware General Corporation Law provides generally that a corporation may include a provision in its certificate of incorporation which eliminates or limits the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. In general, section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's board of directors to grant indemnification to officers and directors in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Act.

        Our Certificate of Incorporation provides that we shall, "to the full extent permitted by Section 145 of the Delaware General Corporation Law . . . indemnify all persons whom it [the Company] may indemnify pursuant thereto."


        Article VII.1(a) of our Bylaws provides that, "to the extent permitted by the Delaware General Corporation Law and by the corporation's certificate of incorporation, the corporation shall indemnify and hold harmless the directors and officers of this corporation (the "Indemnified Party") against any and all losses, claims, damages, judgments, liabilities or costs, including related attorneys' fees and other costs of investigation, preparation, defense and providing evidence, whether or not in connection with litigation in which the Indemnified Party is a party, as and when such losses, claims, damages, judgments, liabilities or costs are incurred, which are directly or indirectly caused by, relating to, based upon or arising out of any act or omission on the part of the Indemnified Party in his capacity as a director, agent or fiduciary of the corporation or in connection with any transactions undertaken as a result of such relationships, including without limitation any actions taken or decisions made as a director or as a member of any committee of the Board of Directors with respect thereto."

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                          WORLDWIDE MEDICAL CORPORATION

                        CONSOLIDATED FINANCIAL STATEMENTS

                    AS OF DECEMBER 31, 2000 AND 1999 AND FOR
           EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2000

                          WORLDWIDE MEDICAL CORPORATION
                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    AS OF DECEMBER 31, 2000 AND 1999 AND FOR
           EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2000


Report of Independent Auditors..........................................   F-3

Consolidated Financial Statements of Worldwide Medical Corporation:

      Consolidated Balance Sheets as of December 31, 2000 and 1999......   F-4

      Consolidated Statements of Operations for Each of the
       Two Years in the Period Ended December 31, 2000..................   F-6

      Consolidated Statements of Shareholders' Deficit for
       Each of the Two Years in the Period Ended December 31, 2000......   F-7

      Consolidated Statements of Cash Flows for Each of the
       Two Years in the Period Ended December 31, 2000..................   F-8

Notes to Consolidated Financial Statements..............................   F-10

                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors
Worldwide Medical Corporation

We have audited the accompanying consolidated balance sheets of Worldwide Medical Corporation as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' deficit and cash flows for each of the two years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Worldwide Medical Corporation as of December 31, 2000 and 1999, and the results of its operations and cash flows for each of the two years in the period ended December 31, 2000 in conformity with auditing standards generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12, Management's Plan, to the financial statements, the Company has suffered recurring losses from operations, has difficulties generating sufficient cash flow to meet its obligations and sustain its operations, and has a stockholders' capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Kelly & Company

Kelly & Company
Newport Beach, California
September 5, 2001

                          WORLDWIDE MEDICAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2000 AND 1999

                                     ASSETS

                                                              2000            1999
                                                           ----------      ----------
Current assets:
    Cash                                                   $   15,824      $    8,458
    Accounts receivable - trade, net of allowance for
        doubtful accounts of $0 and $228,117 at
        December 31, 2000 and 1999, respectively              271,564         201,652
    Inventories                                               446,781         318,137
    Inventories on consignment                                 64,735         162,614
    Prepaid expenses                                            2,062           5,000
    Receivable from officer                                     7,807              --
    Other receivables:
        Note receivable from former officer (Note 12)          35,870          61,900
        Other                                                  30,000              --
                                                           ----------      ----------
            Total current assets                              874,643         757,761
Property and equipment, net                                   249,715         129,541
Intangible asset, net                                              --          21,914
Other assets                                                   23,838           7,036
                                                           ----------      ----------
TOTAL ASSETS                                               $1,148,196      $  916,252
                                                           ==========      ==========


    The accompanying notes are an integral part of the financial statements.

                          WORLDWIDE MEDICAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2000 AND 1999

                      LIABILITIES AND SHAREHOLDERS' DEFICIT

                                                                  2000           1999
                                                              -----------    -----------
Current liabilities:
    Accounts payable, trade                                   $   524,038    $   918,818
    Accounts payable, related party                               656,513        656,513
    Accrued payroll and payroll taxes                              45,950         76,144
    Accrued commissions, related party                             76,501         74,844
    Accrued promotional and other expenses                        159,590         29,400
    Accrued interest, related party                                19,484         11,624
    Accrued settlement                                            400,000             --
    Capital lease obligations, current portion                     17,736             --
    Notes payable                                                  35,000         40,083
    Notes payable, related party                                   20,000         20,000
                                                              -----------    -----------
            Total current liabilities                           1,954,812      1,827,426
Capital lease obligations, net of current portion                  83,110             --
                                                              -----------    -----------
TOTAL LIABILITIES                                               2,037,922      1,827,426
                                                              -----------    -----------
Commitments and contingencies
Shareholders' deficit:
    Common stock, par value $0.01 per share, 30,000,000
        shares authorized, 11,807,701 and 8,524,428 shares
        issued and outstanding at December 31, 2000 and
        1999, respectively                                        118,077         85,245
    Additional paid-in capital                                  3,763,619      2,580,950
    Accumulated  deficit                                       (4,685,917)    (3,577,369)
    Common stock receivables:
        Common stock receivable - officer                         (60,000)            --
        Common stock receivable - others                          (25,505)            --
                                                              -----------    -----------
TOTAL SHAREHOLDERS' DEFICIT                                      (889,726)      (911,174)
                                                              -----------    -----------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                   $ 1,148,196    $   916,252
                                                              ===========    ===========


    The accompanying notes are an integral part of the financial statements.

                          WORLDWIDE MEDICAL CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
         FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2000

                                                            2000           1999
                                                         -----------    -----------
Gross sales                                              $ 2,528,225    $ 3,229,048
    Less: discounts, returns, and allowances                (256,368)       (83,243)
                                                         -----------    -----------
Net sales                                                  2,271,857      3,145,805
Cost of sales                                                534,827      1,586,065
                                                         -----------    -----------
        Gross profit                                       1,737,030      1,559,740
                                                         -----------    -----------
Operating expenses:
    Selling, general and administrative                    1,275,737      1,728,466
    Sales commissions, related party                         223,131        361,223
    Professional fees                                        360,701        217,318
    Bad debt expense                                         118,210        101,069
    Depreciation and amortization                             44,626         39,025
    Settlement expenses                                      505,000             --
    Loss from asset impairment                                24,255             --
                                                         -----------    -----------
        Total operating expenses                           2,551,660      2,447,101
                                                         -----------    -----------
            Loss from operations                            (814,630)      (887,361)
                                                         -----------    -----------
Other income (expense):
    Interest income                                               --          4,022
    Interest expense                                        (336,585)            --
    Interest expense, related parties                         (2,867)       (29,622)
                                                         -----------    -----------
                                                            (339,452)       (25,600)
                                                         -----------    -----------
Loss before provision for income taxes
  and extraordinary item                                  (1,154,082)      (912,961)
    Provision for income taxes                                  (800)          (800)
                                                         -----------    -----------
Loss before extraordinary item                            (1,154,882)      (913,761)
    Extraordinary gain on settlement of debt,
      net of tax effect of $0                                 46,334             --
                                                         -----------    -----------
NET LOSS                                                 $(1,108,548)   $  (913,761)
                                                         ===========    ===========
NET LOSS PER SHARE, BASIC AND DILUTED:
     LOSS BEFORE EXTRAORDINARY GAIN                      $     (0.12)   $     (0.11)
                                                         ===========    ===========
     EXTRAORDINARY GAIN ON SETTLEMENT OF DEBT, NET       $      0.01             --
                                                         ===========    ===========
     NET LOSS                                            $     (0.11)   $     (0.11)
                                                         ===========    ===========
        WEIGHTED AVERAGE NUMBER OF SHARES,
          BASIC AND DILUTED                                9,576,079      8,084,327
                                                         ===========    ===========


    The accompanying notes are an integral part of the financial statements.

                          WORLDWIDE MEDICAL CORPORATION
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
         FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2000

                                                                         Additional                     Common
                                                Common        Common       Paid-in     Accumulated      Stock
                                                Shares        Stock        Capital       Deficit      Receivables       Total
                                              ----------   -----------   -----------   -----------    -----------    -----------
BALANCE, DECEMBER 31, 1998                     7,120,860   $    71,209   $ 1,638,075   $(2,663,608)            --    $  (954,324)
 Common stock issued upon debt conversion         34,758           348        25,374            --             --         25,722
 Shares issued for services during the year       10,000           100         9,900            --             --         10,000
 Shares issued from private placement          1,308,810        13,088       717,787            --             --        730,875
 Shares issued upon the exercise of options       50,000           500        24,500            --             --         25,000
 Detachable warrants issued in connection
     with debt                                        --            --        37,000            --             --         37,000
 Amortization of deferred compensation for
     services                                         --            --        45,814            --             --         45,814
 Warrants issued for interest on debt                 --            --        82,500            --             --         82,500
 Net loss                                             --            --            --      (913,761)            --       (913,761)
                                              ----------   -----------   -----------   -----------    -----------    -----------
BALANCE, DECEMBER 31, 1999                     8,524,428        85,245     2,580,950    (3,577,369)            --       (911,174)
 Common stock issued upon debt conversion      3,195,177        31,951       766,842            --    $   (85,505)       713,288
 Common stock issued for services                132,511         1,325        73,675            --             --         75,000
 Shares returned and canceled resulting from
     the settlement of litigation                (11,904)         (119)          119            --             --             --
 Beneficial conversion feature                        --            --       205,647            --             --        205,647
 Detachable warrants issued in connection
     with convertible debentures                      --            --       113,172            --             --        113,172
 Shares repurchased and cancelled                (32,511)         (325)      (11,675)           --             --        (12,000)
 Amortization of deferred compensation for
     services                                         --            --        34,889            --             --         34,889
 Net loss                                             --            --            --    (1,108,548)            --     (1,108,548)
                                              ----------   -----------   -----------   -----------    -----------    -----------
BALANCE, DECEMBER 31, 2000                    11,807,701   $   118,077   $ 3,763,619   $(4,685,917)   $   (85,505)   $  (889,726)
                                              ==========   ===========   ===========   ===========    ===========    ===========


    The accompanying notes are an integral part of the financial statements.

                          WORLDWIDE MEDICAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
         FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2000

                                                                         2000          1999
                                                                     -----------    -----------
Cash flows provided by (used in) operating activities:
    Net loss                                                         $(1,108,548)   $  (913,761)
    Adjustments to reconcile net loss to net cash
     used in operating activities:
        Depreciation and amortization expense                             44,626         39,025
        Extraordinary gain on settlement of debt                         (46,334)            --
        Uncollectible accounts receivable                                118,210        101,069
        Interest expense arising from beneficial conversion
          features on the issuance of convertible debt                   205,647             --
        Loss on disposal of equipment                                      5,980             --
        Loss on asset impairment                                          24,255             --
        Gain on settlement                                                    --        123,825
        Amortization of deferred compensation for services                34,889        128,313
        Amortization of debt discount                                    123,089         27,083
        Common shares issued for services                                 75,000         10,000
    Decrease (increase) in assets:
        Accounts receivable                                             (188,122)      (165,027)
        Inventories                                                     (128,644)      (221,481)
        Inventories on consignment                                        97,879       (162,614)
        Prepaid expenses                                                   2,938         (5,000)
        Receivable from officer                                           (7,807)
        Other receivables                                                 (3,970)        (5,260)
        Intangible asset                                                  (2,341)        (2,330)
        Other assets                                                     (16,802)        (3,915)
    Increase (decrease) in liabilities:
        Accounts payable                                                (348,446)       534,253
        Accrued promotional and other expenses                           130,190         29,400
        Accrued payroll and payroll taxes                                (30,194)      (290,691)
        Accrued commissions, related party                                 1,657         74,844
        Accrued interest, related party                                    7,860          1,581
        Accrued litigation settlement                                    400,000             --
                                                                     -----------    -----------
NET CASH USED IN OPERATING ACTIVITIES                                   (608,988)      (700,686)
                                                                     -----------    -----------
Cash flows provided by (used in) investing activities:
    Purchase of property and equipment                                   (69,378)       (93,379)
    Proceeds on disposition of property and equipment                      4,095             --
                                                                     -----------    -----------
NET CASH USED IN INVESTING ACTIVITIES                                    (65,283)       (93,379)
                                                                     -----------    -----------


    The accompanying notes are an integral part of the financial statements.

                          WORLDWIDE MEDICAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
         FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2000

                                                                2000        1999
                                                             ---------    ---------
Cash flows provided by (used in) financing activities:
    Proceeds from the issuance of notes payable                     --    $ 100,000
    Payment on notes payable                                 $ (15,000)     (75,400)
    Payment on capital leases                                   (4,651)          --
    Proceeds from the exercise of stock options                     --       25,000
    Shares repurchased                                         (12,000)          --
    Proceeds from the issuance of convertible debt             600,116      730,876
    Proceeds from the issuance of detachable warrants
      on convertible debt                                      113,172           --
                                                             ---------    ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES                      681,637      780,476
                                                             ---------    ---------
NET INCREASE (DECREASE) IN CASH                                  7,366      (13,589)
CASH AT BEGINNING OF PERIOD                                      8,458       22,047
CASH AT END OF PERIOD                                        $  15,824    $   8,458

     Supplemental Disclosure of Cash Flow Information

Cash paid during the fiscal year for:
    Interest                                                 $   2,840    $     541
    Income taxes                                             $     800           --

    Supplemental Schedule of Non-Cash Investing and Financing Activities

Conversion of convertible notes:
    Notes payable                                            $ 798,793    $  25,000
    Accrued interest                                                --    $     722
    Common stock                                             $ (31,951)   $    (348)
    Additional paid-in capital                               $(766,842)   $ (25,374)

Purchase of property and equipment:
    Property and equipment                                   $ 105,497           --

    Capital lease obligations                                $(105,497)          --


    The accompanying notes are an integral part of the financial statements.

1.     DESCRIPTION OF BUSINESS

       Worldwide Medical Corporation (the "Company") markets and distributes, principally in the United States, a family of easy-to-use, rapid screening products that provide preliminary results in four medical disciplines: (1) pregnancy and fertility, (2) infectious diseases, (3) sexually transmitted diseases, and (4) drugs of abuse.

       The Company's products are subject to governmental regulation in the United States by the United States Food and Drug Administration ("FDA").

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Principles of Consolidation

       The accompanying consolidated financial statements include the accounts of Worldwide Medical Corporation (a Delaware corporation) (the "Company") and its wholly owned subsidiary Worldwide Medical Corporation (a California corporation). All significant intercompany transactions have been eliminated.

       Recognition of Revenue

       Revenues arise from sales to retailer and non-retailer customers. The Company grants to its retailer customers the right to return unsold products. In addition, retailer customers are not obligated to pay for products purchased until the retailer customers sell them. Accordingly, the products shipped to the retailer customers are recorded as consigned inventories. The Company recognizes revenue from retailer sales when the proceeds are received.

       Revenue is recognized on non-retailer sales when products are shipped to the Company's customers. Provisions for discount and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related revenues are recorded.

       Cash and Equivalents

       The Company invests portions of its excess cash in highly liquid investments. Cash and equivalents include time deposits and commercial paper with original maturities of three months or less. The Company has no requirements for compensating balances. The Company maintains cash balances in bank accounts, which did not exceed the federally insured limits at December 31, 2000 and 1999.

       Inventories and Inventories on Consignment

       Inventories are stated at the lower of cost or market. Cost is determined on an average cost basis. Substantially all inventory consists of finished goods held for sale and raw materials. The Company's management monitors inventories for excess and obsolete items and makes necessary valuation corrections when such adjustments are required. Products shipped to certain retail establishments are recorded as consigned inventories until the revenues from retail sales are recognized.

       Property and Equipment

       Property and equipment are recorded at cost and are depreciated using the straight-line method over an expected useful life of 3 to 5 years. Expenditures for normal maintenance and repairs are charged to income, and significant improvements are capitalized. Upon the sale or retirement of property and equipment, the accounts are relieved of the cost and the related accumulated depreciation with any resulting gain or loss included in the statement of operations.

       Intangible Assets

       The intangible assets are amortized on a straight-line basis over a useful life of five years.

       Impairment of Long-Lived Assets

       The Company periodically evaluates its long-lived assets for potential impairment. Whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, as demonstrated by the projected undiscounted cash flows associated with the assets compared to the carrying amounts, an impairment loss is recognized. In 2000, management determined that the Company would no longer pursue utilization of its intangible assets, consisting of patent and patent application costs and recognized an impairment loss of $24,255, which is included in selling, general, and administrative expenses. There was no impairment present at December 31, 1999.

       Accounting for Income Taxes

       The Company accounts for income taxes under the liability method. Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities. They are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company is required to adjust its deferred tax liabilities in the period when tax rates or the provisions of the income tax laws change. Valuation allowances are established to reduce deferred tax assets to the amounts expected to be realized.

       Debt Issued with Stock Purchase Warrants

       Proceeds from debt issued with stock purchase warrants are allocated between the debt and the warrants based on their relative fair values. The value ascribed to the warrants, based on the Black-Scholes Option Pricing Model, is accounted for as a discount on the debt and amortized to interest expense over the term of the related debt using the effective interest method.

       Induced Conversion of Debt

       The Company in certain instances will grant or modify conversion privileges of debt after its issuance. These grants or modifications take the form of new or reduced conversion prices of the debt that is convertible into the Company's common stock by the applicable debt holders. When the debt is converted into equity, the Company recognizes, as an expense, the fair value of the common stock issued at that time in excess of the fair value of the common stock issuable under the original terms.

       Stock-Based Compensation

       Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123") established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee and nonemployee compensation plans. As permitted by SFAS No. 123, the Company has elected to account for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"). In accordance with APB No. 25, compensation cost for stock options is recognized as the excess, if any, of the market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Generally, the exercise price for stock options granted to employees equals or exceeds the fair market value of the Company's common stock at the date of grant, thereby resulting in no recognition of compensation expense by the Company. Compensation cost is amortized over the requisite vesting periods. The Company accounts for stock-based compensation to non-employees in accordance with SFAS No. 123.

       The Company has elected to continue to account for stock-based employee compensation using the intrinsic value method prescribed in APB No. 25 and related interpretations and to provide additional disclosures with respect to the pro forma effects of adoption had the Company recorded compensation expense as provided by SFAS No. 123.

       Research and Development Costs

       Research and development costs are expensed when incurred and include costs for the production of device prototypes, validation specimens, and other design costs. Research and development costs incurred during 2000 and 1999 were $72,337 and $83,994, respectively.

       Advertising Costs

       The Company expenses the production costs of advertising the first time the advertising program is used.

       Loss Per Common Share

       Basic and diluted loss per common share are computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share does not consider the effect of potentially dilutive securities, as their inclusion would be anti-dilutive.

       Use of Estimates

       The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Fair Value of Financial Instruments

       The Company's financial instruments consist of cash, accounts receivable, other receivables, accounts payable, accrued expenses, capital lease obligations, and notes payable and are carried at cost. The Company's short-term financial instruments approximate fair value due to their relatively short maturities.

       Financial Statement Classification

       Certain amounts within the 1999 financial statements have been reclassified in order to conform to the 2000 financial statement presentation. These reclassifications have no impact on previously reported results of operations.

       New Accounting Pronouncements

       In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which established accounting and reporting standards for derivative instruments. This statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued SFAS No.137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, which postponed the adoption date of SFAS No. 133. SFAS No. 133 is now effective for all fiscal years beginning after June 15, 2000. As such, the Company is not required to adopt the new statement until their year ending December 31, 2001. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, which addressed a limited number of issues causing implementation difficulties encountered that apply to SFAS No. 133. The Company is currently evaluating the effect that implementation of the new standards will have on its results of operations and financial position. However, due to the Company's limited use of derivative instruments, adoption of SFAS No. 133 is not expected to have a significant effect on the Company's consolidated balance sheets, statements of operations, or statements of cash flows.


       In June 2001, the FASB issued SFAS No. 141, Business Combinations, which addresses financial accounting and reporting for business combinations. SFAS No. 141 supercedes Accounting Principles Board ("APB") Opinion No. 16, Business Combinations and amends or supercedes a number of interpretations of that opinion. It also amends SFAS No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. SFAS No. 141 will apply to all business combinations initiated after June 30, 2001. However, the Company does not have any business combinations in process or planned as of the report date.

       In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangibles, which addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 supercedes APB No. 17, Intangible Assets. Provisions of SFAS No. 142 will be effective for all fiscal years beginning after December 15, 2001. As such, the Company is not required to adopt the new statement until the year ending December 31, 2002. The Company is currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position. However, adoption of SFAS No. 142 is not expected to have a significant effect on the Company's consolidated balance sheets, statements of operations, or statements of cash flows.

3.     PROPERTY AND EQUIPMENT

       Property and equipment at December 31, 2000 and 1999 consist of the following:

                                                2000          1999
                                              --------      --------
       Equipment                              $230,661      $136,128
       Office furniture and equipment          131,104        84,116
                                              --------      --------
       Leasehold improvements                   21,127         1,196
                                              --------      --------

                                               382,892       221,440
          Less: accumulated depreciation       133,177        91,899
                                              --------      --------

       PROPERTY AND EQUIPMENT, NET            $249,715      $129,541
                                              ========      ========

       At December 31, 2000, property and equipment includes $105,497 of equipment recorded under capital leases.

       Depreciation expense was $44,626 and $34,025 for the years ended December 31, 2000 and 1999. Depreciation expense for the years ended December 31, 2000, and 1999 includes $5,376 and $0 for assets recorded under capital leases.

4.     INTANGIBLE ASSETS

       Intangible assets consisted of a license agreement and a patent application fee totaling $29,671, of which $27,330 was acquired with the Company's common stock based on its fair value as of the date of acquisition. Accumulated amortization was $5,416 at December 31, 1999 and amortization expense was $5,000 for the year then ended. In 2000, the Company determined that they would no longer pursue the development and utilization of these assets. Accordingly, the Company expensed the remaining unamortized costs.

5.     LINE OF CREDIT

       During 2000, the Company established a $250,000 working capital line of credit with a financial entity, which is collateralized by all of the Company's assets. The line of credit has an initial maturity date of July 5, 2001 and has been renewed for an additional one-year term. Outstanding borrowings accrue interest at 10% per annum. No amounts were outstanding at December 31, 2000.

6.     NOTES PAYABLE

       Notes payable at December 31, 2000 and 1999 consist of the following:

                                                                                                 2000           1999
                                                                                               ------         -------
       Uncollateralized - Related Party

       Note payable to a shareholder who is a director of the Company, with an interest rate of 9% per annum. The note matured in March 1996, has not been renewed or extended and is therefore treated as due on demand. The note and accrued interest is convertible at the option of the holder into shares of the Company's common stock at a conversion price of $.60 per share. The conversion feature is in effect as long as any portion of the
       note payable and the related accrued interest are unpaid.                               $ 20,000       $ 20,000

       Note payable, uncollateralized - related party                                            20,000         20,000
               Less: current maturity                                                           (20,000)       (20,000)
                                                                                               --------       --------
       LONG TERM PORTION OF NOTE PAYABLE, UNCOLLATERALIZED - RELATED PARTY                           --             --
                                                                                               ========       ========

       Uncollateralized - Other

       Note payable with an interest rate of 10% per annum. The note matured in
       April 2000, has not been renewed or extended and is therefore treated as due on demand. In connection with the note, the Company granted 25,000 warrants to purchase the Company's common stock at $1.00 per share, exercisable immediately and expiring on October 15, 2002 and recorded a discount of $17,000 on the note based on the fair value of the warrants.
       Discount of $9,917 and $7,083 was amortized to interest expense during
       2000 and 1999, respectively.                                                            $ 35,000       $ 40,083

       Note payable, uncollateralized - other                                                    35,000         40,083
            Less: current maturity                                                              (35,000)       (40,083)
                                                                                               --------       --------
       LONG TERM PORTION OF NOTE PAYABLE, UNCOLLATERALIZED - OTHER                                   --             --
                                                                                               ========       ========


       Maturities of notes payable for the years ended December 31,

            2001                                                                                              $ 55,000
            2002 - 2005                                                                                             --


       Interest expense during the years ended December 31, 2000 and 1999 was $339,452 and $29,622, respectively. Included in interest expense for the year ended December 31, 2000, is $205,647 arising from beneficial conversion features on convertible debt.

       During 1999, the Company also borrowed $50,000 under a note payable due October 21, 1999, with an interest rate of 10% per annum. In connection with this borrowing, the Company issued the lender detachable warrants to purchase 25,000 shares of the Company's common stock at $1.50 per share. The warrants are exercisable at any time and expire September 30, 2002. The note was paid in full on September 24, 1999. Proceeds from the borrowing were allocated between the note and the warrants based on their relative fair values. A $20,000 discount on the note was recorded, which has been recognized as interest expense on a yield basis over the period the loan was outstanding.

       During 2000, the Company issued convertible debenture for total proceeds of $798,793. The debentures were issued with one detachable warrant to purchase one share of the Company's common stock for each dollar raised and have an exercise price of $0.20. The warrants are immediately exercisable and expire one year from the date of issuance. The debentures bear an interest rate of 12%, and they mature one year from issuance and are convertible into the Company's common stock at $0.25 per share. Proceeds from the borrowing were allocated between the debt and the warrants based on their relative fair values. A discount of $113,172 was recorded on the note, which has been recognized as interest expense on a yield basis over the life of the related debt. The debentures were determined to have a beneficial conversion feature with intrinsic values totaling $205,647, which was recorded as debt discount and an increase in additional paid-in-capital. The corresponding discount was amortized to interest expense over the period from issuance of the notes to the date they became first convertible. All the debentures were convertible at any time and accordingly the total discount was charged to interest expense at the date of issuance. The debentures were immediately converted into the Company's common stock, and an aggregate of 3,195,177 shares were issued.

7.     CAPITAL LEASE OBLIGATIONS

       The Company leases equipment under long-term non-cancelable capital leases. Obligations under capital leases consist of the following:

                                                                       2000        1999
                                                                     ---------   -------
       Capital lease with a finance company with an interest rate of 14.25% per annum, with monthly principal and interest
       payments of $2,043, maturing in September 2005                $  83,716        --

       Capital lease with a finance company with an interest rate of 21.94% per annum, with monthly principal and interest
       payments of $681, maturing in October 2003                       17,130        --
                                                                     ---------   -------

       TOTAL CAPITAL LEASE OBLIGATIONS                               $ 100,846        --
                                                                     =========   =======

       Future minimum lease payments under capital leases at December 31, 2000 are as follows for the years ended December 31:

        2001                                                      $  32,688
        2002                                                         32,688
        2003                                                         31,326
        2004                                                         24,516
        2005                                                         18,387
                                                                  ---------

        Total minimum lease payments                                139,605
              Less: amount representing interest                    (38,759)
                                                                  ---------

        Total value of minimum lease payments                       100,846
              Less:  current portion                                (17,736)
                                                                  ---------

        CAPITAL LEASE OBLIGATIONS, NET OF CURRENT PORTION         $  83,110
                                                                  =========

8.     ADVERTISING COSTS

       During the years ended December 31, 2000 and 1999, the Company incurred advertising and promotional costs of $447,052 and $790,502, respectively. In the year ended December 31, 1999, the Company retained a celebrity spokesperson, participated in co-op advertising with its national retailer customers, and utilized product brand advertising in the retail markets. In the year ended December 31, 2000, the Company terminated its product brand advertising, phased out the celebrity spokesperson, and limited co-op advertising to specific customers.

9.     EXTRAORDINARY ITEM

       During 2000, the Company settled certain payables with an aggregate balance of $70,335 for total cash payments of $24,000, resulting in a gain of $46,335, or $0.01 per common share. The aggregate gain on the debt settlements is classified as an extraordinary item, net of tax effect, in the statement of operations.

10.    RELATED PARTY TRANSACTIONS

       Supplier

       The Company, in an earlier year, entered into an exclusive distributor and supplier agreement with a company owned by a major shareholder and director. The agreement provides for the Company to act as an exclusive distributor in specified markets for certain diagnostic products produced by this related party. The agreement's initial term was for a period of five years, which was to end in October 1999, and was to automatically renew for successive five-year terms unless terminated in accordance with the agreement. The agreement was prematurely terminated in 1998 and disputes arose between the Company and the supplier over the amounts owed and the payment thereof. To resolve the matter, in May 2001, the Company paid $25,000 and executed a convertible secured promissory note payable to the supplier in the amount of $631,513. The note is collateralized by all of the assets of the Company (with a net carrying amount of $1,148,196 at December 31, 2000) and 1,515,000 shares of its common stock presently unissued. The note payable is non-interest bearing and requires weekly payments equal to certain specified amounts per unit sold for which payment was received during the week. The per unit payment amounts range from $0.25 effective January 1, 2001, and adjust every six months up to $1.00 starting July 1, 2003, and continue thereafter at this rate until the note is fully paid. If the Company ceases to sell Test Units (as defined); when during any three-month period annualized sales volume is less than

       $1,000,000; or if the note holder receives payments during any three-month period of less than $50,000, the note holder is entitled to exercise any of its rights as a secured creditor. In addition, the terms of the note payable require the Company to make principal payments from the cash proceeds from the sale by the Company of its common stock. The amount of the required principal payments is equal to 15% of an adjusted per share price (as defined) up to $0.75 and 10% of an adjusted per share price of $0.75 and over. The note is convertible at the holder's discretion at any time in whole or in part into shares of the Company's common stock subject to the Company's right to prepay such amount otherwise to be converted. The conversion price is $0.40 per share subject to certain adjustments as specified arising from among other things any stock splits, stock dividends, consolidations or mergers. The note also provides it shall be junior and subordinate only to an amount not to exceed $300,000 of bank or other institutional indebtedness.

       In connection with this agreement, the Company also issued warrants to the same major shareholder and director to purchase 164,000, 246,000 and 246,000 shares of the Company's common stock at exercise prices of $.20, $.30, and $.40, respectively, which expire on December 31, 2001, 2002, and 2003, respectively.

       In order to induce the Company to repay the note as quickly as possible, the Company agreed to escrow 300,000 shares of its common stock presently unissued with its legal counsel to be released to the note holder in specified increments if the note is not fully paid within one year. To the extent the note is fully paid prior to the 18th, the 24th, the 30th months, and thereafter, the Company's attorney will cause the shares to be issued and released from this escrow at 75,000, 150,000, 200,000 or 300,000 shares respectively, to the note holder.

       Sales Agreement

       The Company entered into an exclusive sales agreement with a company owned by a former director and previously partially owned by the current president. The agreement originally included a 15% commission on sales generated by the related party in North America. In April 2000, the current president terminated his relationship with the related party, and the commission rate was amended to 7.5%. The related party agreed to reimburse the Company for certain initial costs incurred in the establishment of customer account relationships. The initial term of the exclusive sales agreement was for one-year, ending May 1999, and it has been annually renewed for successive one-year terms with the current expiration date in May 2002. For the years ended December 31, 2000 and 1999, the related party sales commissions were $223,131 and $361,223, respectively.

11.    INCOME TAXES

       The components of the provision for income taxes for the years ended December 31, 2000 and 1999 are as follows:

                                     2000      1999
                                     ----      ----
        Current expense:
           Federal                     --        --
                                     ----      ----
           State                     $800      $800
                                     ----      ----
                                      800       800
                                     ----      ----
        Deferred benefit:
           Federal                     --        --
                                     ----      ----
           State                       --        --
                                     ----      ----
        TOTAL PROVISION              $800      $800
                                     ====      ====

       Significant components of the Company's deferred income tax assets and liabilities at December 31, 2000 and 1999 are as follows:

                                                    2000          1999
                                                -----------   -----------
       Deferred income tax asset:
          Accrued expenses                      $     8,568   $   130,346
          Net operating losses                    1,644,925     1,260,341
          Other                                         272           272
                                                -----------   -----------

       Total deferred income tax asset            1,653,765     1,390,687
          Valuation allowance                    (1,643,767)   (1,382,656)
                                                -----------   -----------

       Total deferred income tax asset                9,998         8,031
                                                -----------   -----------

       Deferred income tax liability:
          Depreciation                               (9,998)       (8,031)
                                                -----------   -----------

       Total deferred income tax liability           (9,998)       (8,031)
                                                -----------   -----------

       NET DEFERRED INCOME TAX LIABILITY                 --            --
                                                ===========   ===========

       The Company has concluded that it is more likely than not that none of the net deferred income tax assets will be realized through future taxable earnings and has established a valuation allowance for them.


       Income tax expense differs from the expected amount by applying the federal statutory rate as follows:

                                             2000        1999
                                             ----        ----
       Federal statutory rate               (34.0)%     (34.0)%
       State income taxes                     0.1         0.1
       Nondeductible expense                 10.0         0.2
       Increase in valuation allowance       24.0        33.8
                                             ----        ----
                                             0.1%        0.1%
                                             ====        ====

       At December 31, 2000, the federal and state net operating loss carryforwards are $4,338,674 and $1,920,545, respectively. The federal and state net operating losses will begin to expire in 2010 and 2001, respectively.

12.    COMMITMENTS AND CONTINGENCIES

       Concentration of Suppliers

       The Company made approximately 89% and 100% of its inventory purchases from three North American vendors for the years ended December 31, 2000 and 1999, respectively. One vendor accounted for 22% and 32% of the total accounts payable at December 31, 2000 and 1999, respectively. Although there are other suppliers of these materials, a change in suppliers could cause delays in the production process, which could ultimately affect operating results.

       Concentration of Customers and Credit Risk


       The Company had two non-related customers, RiteAid Corporation and Eckerd Corporation, that accounted for 46% and 28%, respectively, of the Company's sales for the year ended December 31, 2000, and 18% and 17%, respectively, of the Company's sales for the year ended December 31, 1999. RiteAid Corporation accounted for 86% and 19% of the accounts receivable balance at December 31, 2000 and 1999, respectively.


       Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of trade accounts receivable. Exposure to losses on accounts receivable is principally dependent on the individual customer's financial condition, as credit sales are not collateralized. The Company monitors its exposure to credit losses and writes off those accounts receivable that it deems to be uncollectible.

       Management's Plan

       As shown in the accompanying financial statements, the Company has incurred recurring losses from operations and as of December 31, 2000, the Company's current liabilities exceeded its current assets by $1,080,169, and its cash used by operations was $608,988.

       These factors raise substantial doubt about the Company's ability to continue as a going concern.

       Management plans include completion of the Company's product and customer development programs and attainment of profitable operations by achieving sufficient sales to support the Company's cost structure. The future sales growth is planned to be achieved through distributors selling to hospitals, laboratories, retail outlets and through the internet. The Company's sales decreased in the year ended December 31, 2000 primarily due to a reduction of sales to its retailer customers. Management plans include the continued focus on sales efforts with the retailer customers and expanding other channels of distribution, cost reductions, and the development of the Company's own laboratory and laboratory testing business.

       The Company has relied upon debt and equity funding from shareholders since inception. As described in Note 10, Supplies, terms of a note payable created as part of the May 2001 settlement restricts the Company's ability to borrow from banks or other institutional lenders by granting subordination rights only on an amount not to exceed $300,000. Additional equity is planned to be raised by the sale of common stock to new and existing stockholders in order to fund operations until the Company is consistently profitable. While management believes that such funding will be available, the ability to obtain and the adequacy of such funding, if any, is uncertain. Management has not determined the amount of funding necessary to support its sales at current levels or the amounts needed for increased sales. In addition, the Company is unable to assess the possible outcome and the effect on the Company's operations and cash flows from the ongoing litigation and regulatory matters mentioned elsewhere herein. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

       Operating Leases

       The Company rents its facility under an operating lease agreement, which extends through June 2005. The Company has the option to extend the lease for one three-year period at the then prevailing market rate.

       Future minimum lease payments at December 31, 2000 are as follows:

        2001                               $  128,079
        2002                                  132,438
                                           ----------
        2003                                  136,968
                                           ----------
        2004                                  141,684
                                           ----------
        2005                                   72,045
                                           ----------
        TOTAL MINIMUM LEASE PAYMENTS       $  611,214
                                           ==========

       Rent expense was $91,505 and $72,285 for the years ended December 31, 2000 and 1999, respectively.

       Co-operative Promotions and Advertising

       During 2000, the Company entered into arrangements to provide an aggregate of $402,500 and $60,000 for co-operative promotions and advertising during 2001 and 2002, respectively, with its two largest customers.

       Employment Taxes

       In its fiduciary capacity as employer, the Company has the primary responsibility for remitting both the employer and employee portions of payroll related taxes to the appropriate governmental agencies. During 1999 and 2000, the Company paid compensation of $119,440 and $127,866 to two of its officers; however, the Company did not withhold payroll related taxes approximating $30,000 and $32,000 for those officers, nor did it remit such amounts to the governmental authorities involved. As a result of not withholding employment taxes, and should the employees incur an income tax liability that results in a deficiency, the Company is contingently responsible for a certain portion of the amount due if the employees cannot or do not satisfy that liability for the taxes, penalties, and interest. The employer portion of the payroll related taxes has been recorded as a liability by the Company.

       Settlement of Dispute

       During 1999, disputes arose between the Company and its "then president" over various matters including management of the Company, handling of FDA issues, and officer's advances and the characterization of officer's compensation. In February 2000, the Company's "then president" resigned and in June, entered into a settlement agreement with the Company. The agreement provides, among other things, for the former president to release the Company from all claims against it and amounts due him, issue a $310,000 interest-bearing note to the Company that is payable over a seven year period and the pledge of all his shares of the Company's common stock as collateral for the note. Accordingly, the Company has recognized a settlement gain of $123,824 as of December 31, 1999 and concluded that income from the amounts due under the note should be recognized only as payments are received. The settlement gain has been recognized as a decrease in selling, general and administrative expenses. To date, payments of $10,000 have been received, and the note balance has decreased by approximately $16,000 to reflect the reduction in the fair value of the shares held as collateral. Amounts recorded as due from the former officer were $35,870 and $61,900 at December 31, 2000 and 1999, respectively.

       Settlement of Litigation

       In July 2000, a customer filed a claim against the Company alleging that the Company owed the customer monies in the range of $500,000 to $600,000 for advertising expenses and returned goods. In September 2000, the Company filed a response denying the allegations. In June 2001, the parties entered into a settlement agreement for a total amount of $400,000 whereby the Company paid the customer $50,000 immediately, an additional $50,000 within ninety days of the settlement date and then twenty-four monthly payments beginning 120 days after the settlement date of $12,500 per month. In the event the Company defaults under the agreed upon terms, a stipulated judgment in the amount of $500,000 may be entered against the Company. The settlement amount of $400,000 has been accrued at December 31, 2000.

       Litigation Outstanding

       In August 2000, a former chief financial officer of the Company filed suit against the Company alleging breach of employment contract, wrongful termination, failure to pay compensation when due and various violations of the California Labor Code. In October 2000, the Company filed a response denying the allegations. Due to limited information and the uncertainties of litigation, the Company and its legal counsel are unable to assess the probable outcome of this litigation.

       Indemnification

       As indicated in Note 18, Regulatory Matters, the FDA filed an administrative complaint against the Company and certain of its current and former officers. The complaint seeks penalties totaling $2,290,000 from these individuals. The Company's By Laws contain indemnification provisions that in the event the FDA were to prevail in its administrative civil penalties action against these individuals, it might result in a reimbursement claim against the Company for the amounts incurred by these individuals in this matter.

13.    STOCK COMPENSATION PLANS

       The Company currently has a formal stock compensation plan that provides for the granting of options to employees and consultants.

       Employees

       The following summarizes information about stock options granted and outstanding at December 31, 2000 and 1999, and changes during the years then ended:

                                                                 Weighted
                                                                 Average
                                                                 Exercise
                                                    Options       Price
                                                   --------      --------
       OUTSTANDING AT DECEMBER 31, 1998             304,000       $ 0.77
          Granted                                        --           --
                                                   --------       ------
          Exercised                                 (50,000)        0.50
          Cancelled                                      --           --
                                                   --------       ------
          Expired                                        --           --
                                                   --------       ------

       OUTSTANDING AT DECEMBER 31, 1999             254,000         0.82
                                                   ========       ======
          Granted                                    82,000          .25
          Exercised                                      --           --
                                                   --------       ------
          Cancelled                                      --           --
                                                   --------       ------
          Expired                                  (100,000)        0.50
                                                   --------       ------

       OUTSTANDING AT DECEMBER 31, 2000             236,000        $ .74
                                                   ========       ======

       The following table summarizes information about stock options outstanding and exercisable at December 31, 2000:

                                   Stock Options Outstanding                      Stock Options Exercisable
                        -------------------------------------------------         --------------------------
                                             Weighted
                                              Average            Weighted                           Weighted
       Range of          Number of           Remaining           Average           Number of        Average
       Exercise            Shares           Contractual          Exercise           Shares          Exercise
        Prices          Outstanding        Life In Years           Price          Exercisable        Price
       --------         -----------        -------------         --------         -----------       --------
         $1.00            154,000               2.5                $0.65            154,000           $0.71
         $0.25             82,000               3.3                $0.09             61,500           $0.07

       The Company has elected to follow APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its employee stock options. Accordingly, compensation expense is recognized in the Company's financial statements to the extent the exercise price of the Company's employee stock options is less than the market price of the Company's common stock on the date of grant. If under FASB No. 123 the Company determined compensation costs based on the fair value at the grant date for its stock options, net loss and loss per share would have been reduced to the following pro forma amounts for 2000 and there would have been no effect in 1999:

        Net loss:
              As reported                                 $ (1,108,548)
              Pro forma                                   $ (1,130,893)
        Basic and diluted loss per share:
              As reported                                 $      (0.11)
              Pro forma                                   $      (0.12)

       The weighted average estimated fair value of stock options granted during 2000 was $0.61 per share. No options were granted in 1999. These amounts were determined using the Black-Scholes option-pricing model, which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, the expected dividend payments, and the risk-free interest rate over the expected life of the option. The assumptions used in the Black-Scholes model were as follow for stock options granted in 2000:

        Risk-free interest rate                           4.58%
        Expected volatility of common stock               1.364
        Dividend yield                                      0
        Expected life of options                         3 years

       The Black-Scholes options valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because option valuation models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options, and the Company's options do not have the characteristics of traded options, the option valuation models do not necessarily provide a reliable measure of the fair value of its options.

       Non-employees

       The Company accounts for stock-based compensation awards to non-employees based upon fair values at the grant dates in accordance with SFAS No.
       123. The consideration received for the granting of stock purchase warrants is based on the fair value of the goods or services received or the value of the warrants issued, whichever is more reliably measurable. The Black Scholes Option Pricing Model is used to determine the fair value of the warrants when the value of the services is based on the value of the warrants issued. The fair value of the warrants is amortized over the periods the Company receives the goods or services.

       The weighted average fair value of the warrants granted during the year ended December 31, 1999 was $1.25. The following summarizes information about warrants granted to non-employees and outstanding at December 31, 2000 and 1999 and the changes during the years then ended.

                                                       Weighted
                                                       Average
                                                       Exercise
                                         Warrants        Price
                                         --------      --------
       BALANCE AT DECEMBER 31, 1998       309,000       $ 0.65
          Granted                          62,500         1.50
          Exercised                            --           --
                                         --------       ------
          Cancelled                            --           --
                                         --------       ------
          Expired                              --           --
                                         --------       ------

       BALANCE AT DECEMBER 31, 1999       371,500         0.79
                                         ========       ======
          Granted                              --           --
                                         --------       ------
          Exercised                            --           --
                                         --------       ------
          Cancelled                            --           --
                                         --------       ------
          Expired                        (100,000)        0.50
                                         --------       ------

       BALANCE AT DECEMBER 31, 2000       271,500       $ 0.90
                                         ========       ======

       Summary information about the 271,500 warrants outstanding at December 31, 2000 follows:

                               Warrants Outstanding and Exercisable
                         --------------------------------------------------
                                                                  Weighted
                                                 Weighted         Average
          Range of           Number of       Average Remaining    Exercise
       Exercise Prices   Shares Outstanding   Contractual Life      Price
       ---------------   ------------------  -----------------    --------
       $0.30 to $0.60         150,000            2.9 years          $0.28
       $0.75 to $1.50         106,500            2.0 years          $0.51
            $2.00              15,000            1.0 years          $0.11
                              -------                               -----
                              271,500            2.4 years          $0.90
                              =======                               =====

       The fair value of the warrants granted during 1999 was estimated using the Black-Scholes Option Pricing Model with the weighted average assumptions below and none were granted in 2000:

                                                         1999
                                                         ----
         Risk-free interest rate                         5.83%
         Expected dividend yield                           --
         Expected stock price volatility                 1.58
         Expected life in years                          3.00

14.    OUTSTANDING WARRANTS

       In 1999, the Company granted 62,500 warrants to two individuals, as additional interest on past loans made to the Company, at an exercise price of $1.50 per share. The warrants were exercisable immediately and expire three years from the date of grant. The warrants were valued at their fair value, which totaled $82,500.

       At December 31, 2000 and 1999, the Company had outstanding warrants to purchase 1,120,294 and 421,500 shares of the Company's common stock, respectively, at prices ranging from $.20 to $2.00 per share. The warrants expire at various dates through 2003. At December 31, 2000, all the warrants were exercisable. At December 31, 2000 and 1999, 1,120,294 and 421,500 shares of common stock, respectively, were reserved future issuance on exercise of these warrants. Subsequent to year ended December 31, 2000, the Company issued additional warrants to purchase 656,000 common shares (Note 10, Supplier).

15.    DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

       The estimated fair value amounts of all financial instruments on the Company's December 31, 2000 and 1999 balance sheet have been determined by using available market information and appropriate valuation methodologies. Fair value is described as the amount at which the instrument could be exchanged in a current transaction between informed willing parties, other than in a forced liquidation. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The Company does not have any off balance sheet financial instruments.

       The Company in estimating fair value disclosures for the financial statements used the following methods and assumptions:

              Cash and equivalents, accounts receivable, other receivables, accounts payable, accrued expenses, capital lease obligations and notes payable amounts approximate fair value due to their short term maturities.

16.    LOSS PER COMMON SHARE

       The computation of basic and diluted loss per common share for the years ended December 31, 2000 and 1999 are as follows:

                                                                  2000         1999
                                                              -----------   -----------
       Loss available to common shareholders (numerator):
          Net loss before extraordinary gain                  $(1,154,082)  $  (913,761)
          Extraordinary gain                                       46,334            --
                                                              -----------   -----------

          Net loss available to common shareholders           $(1,108,548)  $  (913,761)
                                                              ===========   ===========

       Weighted-average shares outstanding basic and
         diluted (denominator)                                  9,576,079     8,084,327

            Basic and diluted loss per common share:
               Net loss before extraordinary gain             $     (0.12)  $     (0.11)
               Extraordinary gain                                     .01            --
                                                              -----------   -----------

            BASIC AND DILUTED LOSS PER COMMON SHARE           $     (0.11)  $     (0.11)
                                                              ===========   ===========

       The effect of the potentially dilutive securities listed below was not included in the computation of diluted loss per share, because to do so would have been anti-dilutive for the periods presented.

                                                         2000       1999
                                                      ---------  ---------
       Shares of common stock issuable under:
             Employee stock options                     236,000    254,000
             Stock purchase warrants                  1,120,294    421,500
                                                      ---------  ---------

       TOTAL SHARES RESERVED FOR FUTURE ISSUANCE      1,356,294    675,500
                                                      =========  =========

17.    COMMON STOCK TRANSACTIONS

       Common Stock Issued on Conversion of Debt

       In 2000, the Company issued 3,195,177 shares of common stock upon conversion of notes payable amounting to $798,793. Of the proceeds, $85,505 was in the form of receivables, which are reflected as a reduction of shareholders' equity. Of the $85,505 of common stock receivables, $60,000 is due from an officer of the Company. In 1999, the Company issued 34,758 shares of common stock upon conversion of a debt and its related accrued interest amounting to $25,722.

       Common Stock Issued for Services

       In 2000, the Company issued 100,000 shares of common stock for $25,000 for financial consulting services, and in 1999 issued 10,000 shares of common stock for marketing consulting services for $10,000. Both issuances were based on the fair value of the Company's common stock on the date of issuance.

       In 2000, a former marketing consultant for the Company claimed $50,000 was owed for services. The Company disputed the claim, but later agreed to issue 32,511 shares of common stock in full satisfaction of the $50,000 claim for such services to avoid litigation. The number of the shares issued was determined using the average fair value of the common stock for the period the disputed services claimed to have been provided. Months later, the former marketing consultant sold the 32,511 shares to the Company for cash payment of $12,000 and the shares were then canceled.

       Common Stock Issued in Private Placement

       In 1999, the Company issued 1,308,810 shares of its common stock at an average price of $0.56 per share in a private placement offering.

       Common Stock Issued upon Exercise of Options

       In 1999, options for 50,000 shares of the Company's common stock were exercised at a price of $0.50 per common share.

       Common Stock Issued as Settlement of Litigation

       In January 1999, the Company entered into a transaction with an individual to sell 300,000 shares of its restricted common stock for $150,000 in connection with its 1999 private placement. Subsequently, disputes arose over the transaction. In an effort to avoid litigation, the Company agreed to increase the number of shares acquired to 428,571 for the consideration previously paid. However, in September 1999, the individual brought suit against the Company. The individual claimed that the shares issued were not according to the agreement. In October 2000, the Company entered into a settlement agreement with the individual. In this connection, the Company agreed to pay the individual $105,000, certificate the issuance to the individual of the 428,571 shares issued in the previous year, acknowledge the individual's desire to sell up to 328,571 of these shares to third parties provided the individual return to the Company any such shares not sold as of October 27, 2000. Of those 328,571 shares, the individual sold 316,667 shares and returned 11,904 to the Company for cancellation. Accordingly, the Company recognized a settlement expense of $105,000 in 2000.

       Common Stock Reserved for Future Issuances

       At December 31, 2000 and 1999, the Company had reserved 1,274,294 and 675,500 authorized shares of common stock for the future exercise of stock options, stock purchase warrants, and debt conversion, respectively.

18.    REGULATORY MATTERS

       In July 1999, the Company received a "Warning Letter" from the FDA, stating that the Company had failed to file a "510(k) Pre-Market Approval" submission for the "First Check - Home Drug Tests" and as such, their sale to the retailers consumer markets occurred without FDA clearance.

       The Company has responded to the FDA and engaged legal counsel to assist in resolving this matter through the federal agency's administrative process.

       The Company did not believe it violated any FDA laws or regulations. In an attempt to resolve this matter, the Company submitted its packaging and labeling instructions for consumers for FDA review, while reserving its position that there is no law requiring such submission. The Company made submissions of its four products to the FDA, in November and December 1999. In June 2000, the Company received notification from the FDA that all four product submissions were determined to be devices substantially equivalent to other existing devices legally marketed under FDA's rules and regulations, and it could therefore only market these devices subject to the FDA's general control provisions.

       In February 2001, the FDA filed an administrative civil penalties action against the Company and certain of the Company's current and former officers. The administrative complaint that initiated the action seeks penalties in the amount of $1,000,000 from the Company and a total of $2,290,000 from the current and former officers. The matter is currently in the document production phase, and at this time neither the Company nor its counsel is able to estimate if any of the potential civil penalties payment may result.

                          WORLDWIDE MEDICAL CORPORATION

                        CONSOLIDATED FINANCIAL STATEMENTS

                                   (UNAUDITED)


                      AS OF SEPTEMBER 30, 2001 AND 2000 AND FOR
           EACH OF THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2001 AND 2000

                          WORLDWIDE MEDICAL CORPORATION
                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                   (UNAUDITED)


                      AS OF SEPTEMBER 30, 2001 AND 2000 AND FOR
           EACH OF THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2001 AND 2000





Consolidated Balance Sheet (Unaudited) as of September 30, 2001.....................F31

Consolidated Statements of Operations (Unaudited) for
  Each of the Nine Month Periods Ended September 30, 2001 and 2000..................F33

Consolidated Statements of Shareholders' Deficit (Unaudited) for the Year Ended
  December 31, 2000 and the Nine Month Period Ended September 30, 2001..............F34

Consolidated Statements of Cash Flows (Unaudited) for Each of the
  Nine Month Periods Ended September 30, 2001 and 2000..............................F35

Notes to Consolidated Financial Statements (Unaudited)..............................F37

                          WORLDWIDE MEDICAL CORPORATION
                           CONSOLIDATED BALANCE SHEET


                                   (UNAUDITED)

                            AS OF SEPTEMBER 30, 2001


                                     ASSETS

                                                                       2001
                                                                    ----------
Current assets:
    Cash                                                            $   43,849
    Accounts receivable - trade, net of allowance for
        doubtful accounts of $7,118 and $4,972 at September 30,
        2001 and 2000, respectively                                    561,989
    Inventories                                                      1,028,325
    Receivable from officer                                              7,807
    Other receivables:
        Morris                                                          35,870
        Other                                                           57,940
                                                                    ----------
            Total current assets                                     1,735,507
Property and equipment, net                                            264,497
Intangible asset, net                                                       --
Other assets                                                            83,420
                                                                    ----------
TOTAL ASSETS                                                        $2,083,724
                                                                    ==========


    The accompanying notes are an integral part of the financial statements.

                          WORLDWIDE MEDICAL CORPORATION
                           CONSOLIDATED BALANCE SHEET

                                   (UNAUDITED)

                            AS OF SEPTEMBER 30, 2001

                      LIABILITIES AND SHAREHOLDERS' DEFICIT


                                                                    2001
                                                                -----------
Current liabilities:
    Accounts payable - trade                                    $   599,207
    Accounts payable, related party                                 541,903
    Accrued payroll and payroll taxes                                46,494
    Accrued commissions - related party                             120,581
    Accrued promotional and other expense                            13,607
    Accrued interest, related parties                                20,984
    Accrued litigation settlement                                   350,000
    Capital lease obligations, current portion                       16,500
    Notes payable, related parties                                   20,000
    Notes payable                                                   490,600
                                                                -----------
            Total current liabilities                             2,219,876
Capital lease obligations, net of current portion                    58,593
                                                                -----------
TOTAL LIABILITIES                                                 2,278,469
                                                                -----------
Commitments and contingencies

Shareholders' deficit:
    Common stock - par value $0.01 per share, 30,000,000
        shares authorized, 12,440,613 shares issued and
        outstanding at September 30, 2001                           124,406
    Additional paid-in capital                                    4,100,537
    Accumulated  deficit                                         (4,358,400)
    Common stock receivable                                         (61,288)
                                                                -----------
            Total shareholders' deficit                            (194,745)
                                                                -----------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                     $ 2,083,724
                                                                ===========


    The accompanying notes are an integral part of the financial statements.

                          WORLDWIDE MEDICAL CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                   (UNAUDITED)

                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000



                                                            2001              2000
                                                        -----------       -----------
Gross revenue                                           $ 2,843,031       $ 1,718,235
    Less: discounts, returns, and allowances               (218,302)         (135,277)
                                                        -----------       -----------
Net sales                                                 2,624,729         1,582,958
Cost of sales                                               606,377           378,174
                                                        -----------       -----------
    Gross profit                                          2,018,352         1,204,784
                                                        -----------       -----------

Operating expenses:
    Selling, general and administrative                   1,284,716         1,149,511
    Professional fees                                       190,634           252,714
    Bad debt expense                                          5,704           118,210
    Depreciation and amortization                            52,840            14,913
    Settlement expenses                                     161,011                --
    Loss from asset impairment                                   --            23,860
                                                        -----------       -----------
        Total operating expenses                          1,694,905         1,559,208
                                                        -----------       -----------
Net income (loss) from operations                           323,447          (354,424)
                                                        -----------       -----------

Other income (expense):
    Interest income                                              --                --
    Interest expense                                        (40,203)          (19,433)
    Interest expense, related parties                            --                --
                                                        -----------       -----------
                                                            (40,203)          (19,433)
                                                        -----------       -----------
Net income (loss) from operations before
 extraordinary item and income taxes                        283,244          (373,858)
Provision for income taxes allocable to operations            1,208             1,719
                                                        -----------       -----------
Net income (loss) from operations after taxes               282,036          (375,577)
Extraordinary loss on settlement of debt net of
 allocable income taxes of $0                                45,481            (4,995)
                                                        -----------       -----------
NET INCOME (LOSS)                                       $   327,517       $  (380,572)
                                                        ===========       ===========
NET LOSS PER SHARE, BASIC AND DILUTED                   $      0.03       $     (0.03)
                                                        ===========       ===========


    The accompanying notes are an integral part of the financial statements.

                          WORLDWIDE MEDICAL CORPORATION
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT

                                   (UNAUDITED)

      FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE NINE MONTH PERIOD ENDED
                               SEPTEMBER 30, 2001



                                                                            Additional                     Common
                                                 Common        Common         Paid-in     Accumulated      Stock
                                                 Shares         Stock         Capital       Deficit      Receivable      Total
                                               ----------    -----------    -----------   -----------   -----------    -----------
BALANCE, DECEMBER 31, 1999                      8,524,428    $    85,245    $ 2,580,950   $(3,577,369)           --    $  (911,174)
 Common stock issued upon debt conversion       3,195,177         31,951        766,842            --   $   (85,505)       713,288
 Beneficial conversion feature                         --             --        205,647            --            --        205,647
 Warrants issued as additional interest on
  debt                                                 --             --        113,172            --            --        113,172
 Common stock issued for services                 132,511          1,325         73,675            --            --         75,000
 Shares returned and canceled resulting from
  the settlement of litigation                    (11,904)          (119)           119            --            --             --
 Shares repurchased and cancelled                 (32,511)          (325)       (11,675)           --            --        (12,000)
 Amortization of deferred compensation
  for services                                         --             --         34,889            --            --         34,889
 Net loss                                              --             --             --    (1,108,548)           --     (1,108,548)
                                               ----------    -----------    -----------   -----------   -----------    -----------
BALANCE, DECEMBER 31, 2000                     11,807,701        118,077      3,763,619    (4,685,917)      (85,505)      (889,726)
 Payments received for common stock receivable    632,912          6,329        120,253                      24,217        150,799
 Warrants issued in settlement of litigation           --             --        157,440            --            --        157,440
 Amortization of deferred compensation
  for services                                         --             --          9,225            --            --          9,225
 Contributed capital                                   --             --         50,000            --            --         50,000
 Net income                                            --             --             --       380,571            --        380,571
                                               ----------    -----------    -----------   -----------   -----------    -----------
BALANCE, SEPTEMBER 30, 2001                    12,440,613    $   124,406    $ 4,100,537   $(4,305,346)  $   (61,288)   $  (141,691)
                                               ==========    ===========    ===========   ===========   ===========    ===========


    The accompanying notes are an integral part of the financial statements.

                          WORLDWIDE MEDICAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   (UNAUDITED)

   FOR EACH OF THE NINE MONTHS IN THE PERIOD ENDED SEPTEMBER 30, 2001 AND 2000




                                                               2001           2000
                                                            ---------       ---------
Cash flows provided by (used in) operating activities:
    Net income (loss)                                       $ 327,517       $(380,572)
    Adjustments to reconcile net income (loss) to net
      cash used in operating activities:
        Depreciation and amortization expense                  52,840          14,913
        Uncollectible accounts receivable                       7,118        (223,145)
        Interest expense arising from issuance of
          convertible debt                                         --              --
        Increase in fair value of a note payable                   --              --
        Litigation settlement expense                         161,011
        Loss on disposal of equipment                              --           5,980
        Loss on asset impairment                                   --          23,860
        Gain on settlement                                    (45,481)          4,995
        Stock warrants issued for services                         --           7,214
        Amortization of deferred compensation                   9,225              --
    Decrease (increase) in assets:
        Accounts receivable                                  (290,424)       (133,177)
        Inventories                                          (575,228)         84,146
        Inventories on consignment                             64,735              --
        Prepaid expense                                         2,062           5,495
        Other receivable                                      (27,940)             --
        Intangible asset                                           --          (7,362)
        Other assets                                           59,582           2,560
    Increase (decrease) in liabilities:
        Accounts payable                                      104,159        (342,227)
        Accounts payable, related party                      (114,610)        248,103
        Accrued promotional and other expenses               (146,343)        148,121
        Accrued payroll and payroll taxes                        (544)         12,797
        Accrued commissions - related party                    40,080         (23,423)
        Accrued interest, related parties                       1,500           3,000
                                                            ---------       ---------
NET CASH USED IN OPERATING ACTIVITIES                        (485,905)       (559,712)
                                                            ---------       ---------


    The accompanying notes are an integral part of the financial statements.

                          WORLDWIDE MEDICAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   (UNAUDITED)

   FOR EACH OF THE NINE MONTHS IN THE PERIOD ENDED SEPTEMBER 30, 2001 AND 2000




                                                               2001           2000
                                                            ---------       ---------
Cash flows provided by (used in) investing activities:
    Purchase of property and equipment                      $ (17,622)      $  (1,544)
    Proceeds on disposition of property and equipment              --           4,095
                                                            ---------       ---------
NET CASH USED IN INVESTING ACTIVITIES                         (17,622)          2,551
                                                            ---------       ---------
Cash flows provided by (used in) financing activities:
    Proceeds from notes payable                               490,601          44,917
    Repayment of notes payable                                (85,000)        (35,000)
    Repayment on capital leases                               (25,953)             --
    Proceeds from common stock receivables                     25,322              --
    Proceeds from issuance of stock                           126,582         553,795
                                                            ---------       ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES                     531,552         563,712
                                                            ---------       ---------
NET INCREASE (DECREASE) IN CASH                                28,025           6,551
CASH AT BEGINNING OF PERIOD                                    15,824           8,458
                                                            ---------       ---------
CASH AT END OF PERIOD                                       $  43,849       $  15,009
                                                            =========       =========

     Supplemental Disclosure of Cash Flow Information

Cash paid during the fiscal year for:
    Interest                                                $  40,203       $  19,433
    Income taxes                                            $   1,208       $     800

    Supplemental Schedule of Non-Cash Investing and Financing Activities

Conversion of convertible notes:
    Notes payable                                                  --              --
    Accrued interest                                               --              --
    Common stock                                                   --              --
    Additional paid-in capital                                     --              --

Purchase of property and equipment:
    Property and equipment                                  $  50,000       $   1,544
    Contributed capital                                     $  50,000              --


    The accompanying notes are an integral part of the financial statements.

1.     DESCRIPTION OF BUSINESS

       Worldwide Medical Corporation (the "Company") markets and distributes, principally in the United States, a family of easy-to-use, rapid screening products that provide preliminary results in four medical disciplines: (1) pregnancy and fertility, (2) infectious diseases, (3) sexually transmitted diseases, and (4) drugs of abuse.

       The Company's products are subject to governmental regulation in the United States by the United States Food and Drug Administration ("FDA").

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Principles of Consolidation

       The accompanying consolidated financial statements include the accounts of Worldwide Medical Corporation (a Delaware corporation) (the "Company"), its wholly owned subsidiary Worldwide Medical Corporation (a California corporation), and the accounts of Spectrum Analytics, Inc. (a California corporation) ("Spectrum"). Spectrum is owned 50% by the Company and 50% by a trust of an employee of Worldwide Medical Corporation and his spouse. Because the Company exercises effective control over Spectrum through management, board of directors, and economically, Spectrum has been consolidated. All significant intercompany transactions have been eliminated.

       Recognition of Revenue

       Revenues arise from sales to retailer and non-retailer customers. The Company grants to its retailer customers the right to return unsold products. In addition, retailer customers are not obligated to pay for products purchased until they are sold by the retailer. Accordingly, the products shipped to the retailer customers are recorded as consigned inventories. The Company recognizes revenue from retailer sales when the proceeds are received.

       Revenue is recognized on non-retailer sales when products are shipped to the Company's customers. Provisions for discount and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related revenues are recorded.

       Cash and Equivalents


       The Company invests portions of its excess cash in highly liquid investments. Cash and equivalents include time deposits and commercial paper with original maturities of three months or less. The Company has no requirements for compensating balances. The Company maintains cash balances in bank accounts, which did not exceed the federally insured limits at September 30, 2001 and 2000.

       Inventories and Inventories on Consignment

       Inventories are stated at the lower of cost or market. Cost is determined on an average cost basis. Substantially all inventory consists of finished goods held for sale. The Company's management monitors inventories for excess and obsolete items and makes necessary valuation corrections when such adjustments are required. Products shipped to certain retail establishments are recorded as consigned inventories until the revenues from retail sales are recognized.

       Property and Equipment

       Property and equipment are recorded at cost and are depreciated using the straight-line method over an expected useful life of 3 to 5 years. Expenditures for normal maintenance and repairs are charged to income, and significant improvements are capitalized. Upon the sale or retirement of property and equipment, the accounts are relieved of the cost and the related accumulated depreciation with any resulting gain or loss included in the statement of operations.

       Intangible Assets

       The intangible assets are amortized on a straight-line basis over a useful life of five years.

       Impairment of Long-Lived Assets

       Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The estimated undiscounted cash flows associated with the assets are compared to the carrying amounts to determine if a writedown to fair value is required. In fiscal 2000, management decided that the Company would no longer pursue utilization of its intangible assets, consisting of patent and patent application costs and recognized an impairment loss of $24,255, which is included in selling, general and administrative expenses.

       Accounting for Income Taxes

       The Company accounts for income taxes under the liability method. Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities. They are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company is required to adjust its deferred tax liabilities in the period when tax rates or the provisions of the income tax laws change. Valuation allowances are established to reduce deferred tax assets to the amounts expected to be realized.

       Debt Issued with Stock Purchase Warrants

       Proceeds from debt issued with stock purchase warrants are allocated between the debt and the warrants based on their relative fair values. The value ascribed to the warrants, based on the Black-Scholes Option Pricing Model, is accounted for as a discount on the debt and amortized to interest expense over the term of the related debt using the effective interest method.

       Induced Conversion of Debt

       The Company in certain instances will grant or modify conversion privileges of debt after its issuance. These grants or modifications take the form of new or reduced conversion prices of the debt that is convertible into the Company's common stock by the applicable debt holders. When the debt is converted into equity, the Company recognizes, as an expense, the fair value of the common stock issued at that time in excess of the fair value of the common stock issuable under the original terms.

       Stock-Based Compensation

       Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123") established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee and non-employee compensation plans. As permitted by SFAS No. 123, the Company has elected to account for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"). In accordance with APB No. 25, compensation cost for stock options is recognized as the excess, if any, of the market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Generally, the exercise price for stock options granted to employees equals or exceeds the fair market value of the Company's common stock at the date of grant, thereby resulting in no recognition of compensation expense by the Company. Compensation cost is amortized over the requisite vesting periods. The Company accounts for stock-based compensation to non-employees in accordance with SFAS No. 123.

       The Company has elected to continue to account for stock-based employee compensation using the intrinsic value method prescribed in APB No. 25 and related interpretations and to provide additional disclosures with respect to the pro forma effects of adoption had the Company recorded compensation expense as provided by SFAS No. 123.

       Research and Development Costs


       Research and development costs are expensed when incurred and include costs for the production of device prototypes, validation specimens, and other design costs. Research and development costs incurred during the nine months ended September 30, 2001 and 2000 was $62,500 and 60,000 respectively.


       Advertising Costs

       The Company expenses the production costs of advertising the first time the advertising program is used and upon payment to retailers for use in cooperative advertising.

       Loss Per Common Share

       Basic and diluted loss per common share is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share does not consider the effect of potentially dilutive securities, as their inclusion would be anti-dilutive.

       Use of Estimates

       The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Fair Value of Financial Instruments

       The Company's financial instruments consist of cash, accounts receivable, other receivables, accounts payable, accrued expenses, capital lease obligations, and notes payable and are carried at cost. The Company's short-term financial instruments approximate fair value due to their relatively short maturities.

       New Accounting Pronouncements

       In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which established accounting and reporting standards for derivative instruments. This statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued SFAS No.137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, which postponed the adoption date of SFAS No. 133. SFAS No. 133 is now effective for all fiscal years beginning after June 15, 2000. As such, the Company is not required to adopt the new statement until their year ending December 31, 2001. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, which addressed a limited number of issues causing implementation difficulties encountered that apply to SFAS No. 133. The Company is currently evaluating the effect that implementation of the new standards will have on its results of operations and financial position. However, due to the Company's limited use of derivative instruments, adoption of SFAS No. 133 is not expected to have a significant effect on the Company's consolidated balance sheets, statements of operations, or statements of cash flows.


       In June 2001, the FASB issued SFAS No. 141, Business Combinations, which addresses financial accounting and reporting for business combinations. SFAS No. 141 supercedes Accounting Principles Board ("APB") Opinion No. 16, Business Combination and amends or supercedes a number of interpretations of that opinion. It also amends SFAS No. 38, Accounting for Pre-acquisition Contingencies of Purchased Enterprises. SFAS No. 141 will apply to all business combinations initiated after June 30, 2001. However, the Company does not have any business combinations in process or planned as of the report date.


       In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangibles, which addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 supercedes APB No. 17, Intangible Assets. Provisions of

       SFAS No. 142 will be effective for all fiscal years beginning after December 15, 2001. As such, the Company is not required to adopt the new statement until the year ending December 31, 2002. The Company is currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position. However, adoption of SFAS No. 142 is not expected to have a significant effect on the Company's consolidated balance sheets, statements of operations, or statements of cash flows.

3.     PROPERTY AND EQUIPMENT


       Property and equipment at September 30, 2001 consist of the following:



                                                2001
                                              --------
       Equipment                              $280,661
       Office furniture and equipment          146,245
                                              --------
       Leasehold improvements                   23,608
                                              --------

                                               450,514
          Less: accumulated depreciation       171,517
                                              --------

       PROPERTY AND EQUIPMENT, NET            $278,997
                                              ========


3.     PROPERTY AND EQUIPMENT, CONTINUED


       At September 30, 2001, property and equipment includes $105,497 of equipment recorded under capital leases. Depreciation expense was $52,840 and $9,942 for the nine months September 30, 2001. Depreciation expense for the nine-month period ended September 30, 2001 includes $16,128 of depreciation for assets recorded under capital leases.


4.     LINES OF CREDIT


       During 2001 and 2000, the Company established two $250,000 working capital lines of credit with separate financial institution, which is collateralized by all of the Company's assets. One of the lines of credit has an initial maturity date of July 5, 2001 and has been renewed for an additional one-year term. Outstanding borrowings accrue interest at 10% per annum. $490,600 is outstanding at September 30, 2001.



       In July of 2001, the Company entered into a Loan and Security Agreement with Camel Financial, Inc. ("Camel"), and a Subordination Agreement with Citadel and Camel. The Loan and Security Agreement provides up to $250,000 of advances against the Company's available accounts receivable. The Loan and Security Agreement expires on March 1, 2002, subject to automatic annual renewals, unless otherwise terminated in writing by either Camel or the Company not later than 30 days prior to the end of an annual term. For outstanding balances under $100,000, interest accrues at the rate of three percent per month; for outstanding balances in excess of $100,000, interest accrues at the rate of two and one-half percent per month; in no event shall the monthly interest be less than $2,500. The interest rate is subject to change by an amount equivalent to a change in the prime rate, as published in the Wall Street Journal. As of December 28, 2001, the interest rate is two and one-quarter percent per month and the outstanding balance due to Camel is $274,000. In connection with the Loan and Security Agreement, Camel, Citadel, and the Company executed a Subordination Agreement, pursuant to which Citadel subordinated its first position security interest in the Company's assets to Camel.

5.     NOTES PAYABLE


       Notes payable at September 30, 2001 and 2000 consist of the following:


                                                                                        2001          2000
                                                                                      ---------    ---------
       Uncollateralized - Related Party

       Note payable to a shareholder who is a director of the Company, with an interest rate of 9% per annum. The note matured in March 1996, has not been renewed or extended and is therefore treated as due on demand. The note and accrued interest is convertible at the option of the holder into shares of the Company's common stock at a conversion price of $.60 per share. The conversion feature is in effect as long as any portion of the
       note payable and the related accrued interest are unpaid.                      $  20,000    $  20,000
                                                                                      ---------    ---------

       Note payable, uncollateralized - related party                                    20,000       20,000
            Less: current maturity                                                      (20,000)     (20,000)
                                                                                      ---------    ---------
       LONG TERM PORTION OF NOTE PAYABLE, UNCOLLATERALIZED - RELATED PARTY                   --           --
                                                                                      =========    =========

       Uncollateralized - Other


                                                                                         2001         2000
                                                                                      ---------    ---------
       Note payable to a shareholder with an interest rate of 10% per annum. The note matured in April 2000, has not been renewed or extended and is therefore treated as due on demand. In connection with the note, the
       Company granted 25,000 warrants to purchase the Company's common stock at
       $1.00 per share, exercisable immediately and expiring on October 15, 2002 and recorded a discount of $17,000 on the note based on the fair value of the warrants. Discount of $9,917 was amortized to interest expense during
       2000. Paid in full.                                                                   --    $  50,000
                                                                                      ---------    ---------

       Note payable, uncollateralized - other                                                --       50,000
                                                                                      ---------
            Less: current maturity                                                           --      (50,000)
                                                                                      ---------    ---------
       LONG TERM PORTION OF NOTE PAYABLE, UNCOLLATERALIZED - OTHER                           --           --
                                                                                      =========    =========

       Maturities of notes payable for the years ended September 30,

            2001                                                                                      25,000
            2002 - 2005                                                                                   --



       Interest expense for the nine-month periods ended September 30, 2001 and 2000 was $24,564 and $17,933, respectively.


       During the second half of 2000, the Company issued convertible debentures for total proceeds of $798,794. The debentures were issued with one detachable warrant to purchase one share of the Company's common stock for each dollar raised and have an exercise price of $0.20. The warrants are immediately exercisable and expire one year from the date of issuance. The debentures bear interest at a rate of 12%, mature one year from issuance and are convertible into the Company's common stock at $0.25 per share. Proceeds from the borrowing were allocated between the debt and the warrants based on their relative fair values. A discount of $113,172 was recorded on the note, which has been recognized as interest expense on a yield basis over the life of the related debt. The debentures were determined to have a beneficial conversion feature with intrinsic values totaling $205,647, which was recorded as additional paid-in-capital and beneficial conversion expense. All the debentures were immediately converted and an aggregate of 3,195,177 shares were issued.

6.     CAPITALIZED LEASE OBLIGATIONS

       The Company leases equipment under long-term non-cancellable capital leases. Obligations under capital leases consist of the following:

                                                                        2001       2000
                                                                      --------   -------
        Capital lease with a finance company with an interest rate of 14.25% per annum, with monthly principal and interest
        payments of $2,043, maturing in September 2005                $ 67,601        --

        Capital lease with a finance company with an interest rate of 21.94% per annum, with monthly principal and interest
        payments of $681, maturing in October 2003                      16,900        --
                                                                      --------   -------

        TOTAL CAPITALIZED LEASE OBLIGATIONS                           $ 84,501        --
                                                                      ========   =======


       Future minimum lease payments under capital leases at September 30, 2001 are as follows for the years ended September 30:



        2002                                                      $  32,688
        2003                                                         32,688
        2004                                                         27,240
        2005                                                         15,108
        2006 and thereafter                                               0
                                                                  ---------

        Total minimum lease payments                                107,724
              Less: amount representing interest at
                    the incremental borrowing rates                 (32,631)
                                                                  ---------

        Total value of minimum lease payments                        75,093
              Less: current portion                                 (16,500)
                                                                  ---------
        CAPITALIZED LEASE OBLIGATIONS NET OF CURRENT PORTION      $  58,593
                                                                  =========


7.     ADVERTISING COSTS


       During the nine-month periods ended September 30, 2001 and 2000, the Company incurred advertising costs of $388,913 and $339,305, respectively. In the nine-month periods September 30, 2001 and 2000, the Company participated in co-op advertising with its national retail customers and utilized product brand advertising in the retail markets.


8.     EXTRAORDINARY ITEM


       During the nine month period ended September 30, 2001, the Company settled certain payables with an aggregate balance of $90,962 for total cash payments of $45,481, resulting in a pre-tax gain of $45,481, or $0.004 per common share. There were no settlements during the nine months ended September 30, 2000. The aggregate gain on the settlements is classified as an extraordinary item in the statement of operations.

9.     RELATED PARTY TRANSACTIONS

       Supplier

       The Company entered into an exclusive distributor and supplier agreement with a company owned by a major shareholder and director. The agreement provides for the Company to act as an exclusive distributor in specified markets for certain diagnostic products produced by this related party. The agreement's initial term was for a period of five years, ending October 1999, and was to automatically renew for successive five-year terms unless terminated in accordance with the agreement. The agreement was prematurely terminated in 1998 and disputes arose between the Company and the supplier over the amounts owed and the payment thereof. In order to resolve the matter, in May 2001, the Company paid $25,000 and executed a convertible secured promissory note payable to the supplier in the amount of $631,513. The note is collateralized by all of the assets of the Company and 1,515,000 shares of its common stock. The note payable is non-interest bearing and requires weekly payments equal to certain specified amounts per unit sold for which payment was received during the week. The per unit payment amounts range from $0.25 effective January 1, 2001, and adjust every six months up to $1.00 starting July 1, 2003, and continue thereafter at this rate until the note is fully paid. If the Company ceases to sell Test Units (as defined), if during any three-month period annualized sales volume is less than $1,000,000, or if the note holder receives payments of less than $50,000, the note holder is entitled to exercise any of its rights as a secured creditor. In addition, the note requires the Company to make principal payments from the proceeds of any sale by the Company of its common stock. The amount of the required principal payment is equal to 15% of an adjusted per share price (as defined) up to $0.75 and 10% of an adjusted per share price of $0.75 and over. The note is convertible at the holder's discretion at any time in whole or in part into shares of the Company's common stock subject to the Company's right to prepay such amount otherwise to be converted. The conversion price is $0.40 per share subject to certain adjustments as specified arising from amount other things any stock splits, stock dividends, consolidations or mergers. The note also provides it shall be junior and subordinate only to not more than $300,000 of bank or other institutional indebtedness.

       In connection with this agreement, the Company also issued warrants to the same major shareholder and director to purchase 165,000, 246,000 and 246,000 shares of the Company's common stock at exercise prices of $.20, $.30, and $.40, respectively, which expire on December 31, 2001, 2002, and 2003, respectively. The warrants have been recorded and an addition made to paid in capital and litigation settlement expense. Fair value of the warrants was determined using the Black Scholes Option Pricing Model.

       In order to induce the Company to repay the note as quickly as possible, the Company agreed to escrow 300,000 shares of its common stock with its legal counsel to be released to the note holder in specified increments if the note is not fully paid within one year. To the extent the note is fully paid prior to the 18th, the 24th, the 30th months, or thereafter, the Company's attorney will release from escrow 75,000, 150,000 200,000 or 300,000 shares respectively, to the note holder.

       Sales Agreement


       The Company entered into an exclusive sales agreement with a company owned by a former director and previously partially owned by a current officer and director. The agreement includes a 15% commission on sales generated by the related party in North America. In April 2000, the commission rate was amended to 7.5%. The related party agreed to reimburse the Company for certain initial costs incurred in the establishment of account relationships. The initial term of the agreement was for one-year, ending May 1999, and has been annually renewed for successive one-year terms with the current expiration date in May 2002. For the nine months ended September 30, 2001 and 2000, the related party sales commissions were $151,575 and $77,446, respectively.


10.    INCOME TAXES


       The components of the provision for income taxes for the nine months ended September 30, 2001 and 2000 are as follows:



                               2001          2000
                              -------       -------
       Current expense:
          Federal                  --            --
                              -------       -------
          State               $ 1,208       $(1,719)
                              -------       -------
                                1,208        (1,719)
                              -------       -------
       Deferred benefit:
          Federal                  --            --
                              -------       -------
          State                    --            --
                              -------       -------
       TOTAL PROVISION        $ 1,208       $(1,719)
                              =======       =======


       Significant components of the Company's deferred income tax assets and liabilities at September 30, 2001 are as follows:


                                                         2001
                                                     -----------
       Deferred income tax asset:
          Accrued expenses                           $       868
          Net operating losses                         1,472,162
          Other                                              272
                                                     -----------

       Net deferred income tax asset                   1,481,002
                                                     -----------
          Valuation allowance                         (1,471,004)
                                                     -----------

       Total deferred income tax asset                     9,998
                                                     -----------

       Deferred income tax liability:
          Depreciation                                    (9,998)
                                                     -----------

       NET DEFERRED INCOME TAX LIABILITY                      --
                                                     ===========

       The Company has concluded that it is more likely than not that none of the net deferred income tax assets will be realized through future taxable earnings and has established a valuation allowance for them.

       Income tax expense differs from the expected amount by applying the federal statutory rate as follows:

                                                 2001    2000
                                                 ----    -----
       Federal statutory rate                    34.0%   (34.0)%
       State income taxes                         0.1      0.1
       Nondeductible expense                     22.6      0.2
       Increase in valuation allowance          (56.6)    33.8
                                                 ----    -----
                                                  0.1%     0.1%
                                                 ====    =====


       At September 30, 2001, the federal and state net operating loss carryforwards are $3,604,305 and $186,182, respectively. The federal and state net operating losses will begin to expire in 2010 and 2001, respectively.


11.    COMMITMENTS AND CONTINGENCIES

       Concentration of Suppliers


       The Company made approximately 100% of its inventory purchases from four and three North American vendors in the nine months ended September 30, 2001, September 30, 2000, respectively. One vendor accounted for 25% and 22% of the total accounts payable at September 30, 2001 and 2000, respectively. Although there are other suppliers of these materials, a change in suppliers could cause delays in the production process, which could ultimately affect operating results.


       Concentration of Credit Risk


       Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of trade accounts receivable. Exposure to losses on accounts receivable is principally dependent on the individual customer's financial condition, as credit sales are not collateralized. The Company monitors its exposure to credit losses and writes off those accounts receivable that it deems to be uncollectible. The Company had two customers that accounted for 66% and 63% of the Company's sales for the each of the nine-month periods ended September 30, 2001 and 2000, respectively. One customer accounted for 56% and 73% of the accounts receivable balance at September 30, 2001 and 2000, respectively.


       Management's Plan


       As shown in the accompanying financial statements as of September 30, 2001, the Company's current liabilities exceeded its current assets by $484,069, and its cash used by operations was $485,905. These factors raise substantial doubt about the Company's ability to continue as a going concern.

       Management plans include completion of the Company's development program and attainment of profitable operations by achieving sufficient sales to support the Company's cost structure. The future sales growth is planned to be achieved through distributors selling to hospitals, laboratories, retail outlets and through the internet. The Company's sales decreased in the year ended 2000 primarily due to a reduction of sales to its retailers. Management plans include the continued focus on sales efforts with the retailers and other channels of distribution and cost reductions and development of the Company's own laboratory and laboratory testing business.

       The Company has relied upon debt and equity funding from shareholders since inception. Additional equity is planned to be raised by private placement sales of common stock to new and existing stockholders in order to fund operations until the Company is consistently profitable. While management believes that such funding will be available, the ability to obtain and the adequacy of such funding, if any, is uncertain. Management has not determined the amount of funding necessary to support its sales at current levels or the amounts needed for increased sales. In addition, the Company is unable to assess the possible outcome and the effect on the Company's operations and cash flows from the litigation mentioned elsewhere herein. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

       Operating Leases

       The Company rents its facility under an operating lease agreement, which extends through June 2005. The Company has the option to extend the lease for one three-year period at the then prevailing market rate.


       Future minimum lease payments at September 30, 2001 are as follows:



        2002                                  $   130,258
        2003                                      134,703
                                              -----------
        2004                                      131,326
                                              -----------
        2005                                       75,364
                                               ----------
        2006                                           --
                                              -----------
        TOTAL MINIMUM LEASE PAYMENTS          $   471,651
                                              ===========



       Rent expense was $77,339 and $78,016 for the nine month periods ended September 30, 2001 and 2000, respectively.


       Co-operative Promotions

       During 2000, the Company has commitments to provide an aggregate of $402,500 and $60,000 for co-operative promotions and advertising during 2001 and 2002, respectively, with its two largest customers.

       Employment Taxes

       In its fiduciary capacity as employer, the Company has the primary responsibility for remitting both the employer and employee portions of payroll related taxes to the appropriate governmental agencies. During 1999 and 2000, the Company paid compensation of

       $119,440 and $127,866 to two of its officers; however, the Company did not withhold payroll related taxes approximating $30,000 and $32,000 for those officers, nor did it remit such amounts to the governmental authorities involved. As a result of not withholding employment taxes, and should the employees incur an income tax liability that results in a deficiency, the Company is contingently responsible for a certain portion of the amount due if the employees cannot or do not satisfy that liability for the taxes, penalties, and interest. The employer portion of the payroll related taxes has been recorded as a liability by the Company.

       Settlement of Dispute


       During 1999, disputes arose between the Company and its then president over various matters including management of the Company, handling of FDA issues, and officer's advances. In February 2000, the Company removed its then president and in June, entered into a settlement agreement with him. The agreement provides, among other things, for the former president to release the Company from all amounts due him, issue a $310,000 interest-bearing note to the Company that is payable over seven years and the pledge of all his shares of the Company's common stock as collateral. The Company has concluded that income from the amounts due under the note should be recognized as payments are received. To date, payments of $10,000 payments have been received and the receivable has been reduced by approximately $16,000 for the reduction in the value of the shares held as collateral. The amount recorded as due from the former officer was $35,870 at September 30, 2001.


       Settlement of Litigation


       In July 2000, a customer filed a claim against the Company alleging that the Company owes the customer monies in the range of $500,000 to $600,000 for advertising expenses and returned goods. In September 2000, the Company filed a response denying the allegations. In June 2001, the parties entered into a settlement agreement for a total of $400,000 whereby the Company paid the customer $50,000, and agreed to pay an additional $50,000 within ninety days of the settlement date (which payment has not been made as of the date of this Registration Statement and is past due) and twenty four monthly payments beginning 120 days after the settlement date of $12,500 per month, none of which payments has been made. In the event the Company defaults under the agreed upon terms, a stipulated judgment in the amount of $500,000 may be entered against the Company. Such stipulated judgement has not been entered. The total settlement amount of $400,000 has been accrued at December 31, 2000.


       Litigation Outstanding


       In August 2000, a former chief financial officer of the Company filed suit against the Company alleging breach of employment contract, wrongful termination, failure to pay compensation when due and violation of the California Labor Code. In October 2000, the Company filed a response denying the allegations. On August 13, 2001, the parties stipulated to proceed to binding arbitration. Due to limited information and the uncertainties of litigation, the Company and its legal counsel are unable to assess the probable outcome of this litigation.

       Indemnification

       As indicated in Note 18, Regulatory Matters, the FDA filed an administrative complaint against the Company and certain of its current and former officers. The complaint seeks penalties totaling $2,290,000 from these individuals. The Company's By laws contain indemnification provisions that in the event the FDA were to prevail in its administrative civil penalties action against these individuals, it might result in a reimbursement claim against the Company for the amounts incurred by these individuals in this matter.

12.    STOCK COMPENSATION PLANS

       The Company currently has a formal stock compensation plan that provides for the granting of options to employees and consultants.

       Employees


       The following summarizes information about stock options granted and outstanding at September 30, 2001.



                                                         Weighted
                                                         Average
                                                         Exercise
                                             Options      Price
                                             -------     --------
       OUTSTANDING AT DECEMBER 31, 2000      236,000      $ 1.00
          Granted
          Exercised                               --          --
          Cancelled                               --          --
                                             -------      ------
          Expired                                 --          --
                                             -------      ------
       OUTSTANDING AT SEPTEMBER 30, 2001     236,000      $ 1.00
                                             =======      ======


       Non-employees

       The Company accounts for stock-based compensation awards to non-employees based upon fair values at the grant dates in accordance with SFAS No.
       123. The consideration received for the granting of stock purchase warrants is based on the fair value of the goods or services received or the value of the warrants issued, whichever is more reliably measurable. The Black Scholes Option Pricing Model is used to determine the fair value of the warrants when the value of the services is based on the value of the warrants issued. The fair value of the warrants is amortized over the periods the Company receives the goods or services.


       The weighted average fair value of the warrants granted during the year ended December 31, 1999 was $1.25. The following summarizes information about warrants granted to non-employees and outstanding at September 30, 2001 and the changes during the nine-month period then ended.

       The following table summarizes information about stock options outstanding and exercisable at September 30, 2001:


                                  Stock Options Outstanding                Stock Options Exercisable
                         -------------------------------------------       -------------------------
                                           Weighted
                                            Average         Weighted                       Weighted
         Range of         Number of        Remaining        Average         Number of      Average
         Exercise          Shares         Contractual       Exercise         Shares        Exercise
          Prices         Outstanding     Life In Years       Price         Exercisable      Price
         --------        -----------     -------------      --------       -----------     --------
          $1.00            154,000            2.5            $0.65           154,000        $0.71
          $0.25             82,000            3.3            $0.09            61,500        $0.07

       The Company has elected to follow APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its employee stock options. Accordingly, compensation expense is recognized in the Company's financial statements to the extent the exercise price of the Company's employee stock options is less than the market price of the Company's common stock on the date of grant. If under FASB No. 123 the Company determined compensation costs based on the fair value at the grant date for its stock options, net loss and loss per share would have been reduced to the following pro forma amounts for 2000 and there would have been no effect in 1999:

       Net income:
             As reported                             $242,364
             Pro forma                               $239,084
       Basic and diluted loss per share:
             As reported                             $   0.02
             Pro forma                               $   0.02

       The weighted average estimated fair value of stock options granted during 2000 was $0.61 per share. No options were granted in 2001. These amounts were determined using the Black-Scholes option-pricing model, which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, the expected dividend payments, and the risk-free interest rate over the expected life of the option. The assumptions used in the Black-Scholes model were as follow for stock options granted in 2000:

         Risk-free interest rate                           4.58%
         Expected volatility of common stock               1.364
         Dividend yield                                        0
         Expected life of options                         3 years

       The Black-Scholes options valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because option valuation models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options, and the Company's options do not have the characteristics of traded options, the option valuation models do not necessarily provide a reliable measure of the fair value of its options.


                                                             Weighted
                                                             Average
                                                             Exercise
                                                 Warrants     Price
                                                 -------     --------
       BALANCE AT DECEMBER 31, 2000              271,500      $0.90
          Granted                                     --         --
          Exercised                                   --         --
                                                 -------      -----
          Cancelled                                   --         --
                                                 -------      -----
          Expired                                     --         --
                                                 -------      -----
       BALANCE AT SEPTEMBER 30, 2001             271,500      $0.90
                                                 =======      =====

       Summary information about the 271,500 warrants outstanding at September 30, 2001 follows:


                                   Warrants Outstanding and Exercisable
                           -----------------------------------------------------
                                                                        Weighted
                                                       Weighted         Average
           Range of             Number of         Average Remaining     Exercise
        Exercise Prices    Shares Outstanding     Contractual Life        Price
        ---------------    ------------------     ----------------      --------
        $0.30 to $0.60           150,000               2.9 years          $0.28
        $0.75 to $1.50           106,500               2.0 years          $0.51
             $2.00                15,000               1.0 years          $0.11
                                 -------                                  -----
                                 271,500               2.4 years          $0.90
                                 =======                                  =====

       The fair value of the warrants granted during 1999 was estimated using the Black-Scholes Option Pricing Model with the weighted average assumptions below:

                                                       1999
                                                       ----
         Risk-free interest rate                       5.83%
         Expected dividend yield                         --
         Expected stock price volatility               1.58
         Expected life in years                        3.00

13.    OUTSTANDING WARRANTS


       At September 30, 2001, the Company had outstanding warrants to purchase 1,143,382 shares of the Company's common stock, at prices ranging from $.20 to $2.00 per share. The warrants expire at various dates through 2003. At September 30, 2001, all the warrants were exercisable. At September 30, 2001, 1,143,382 shares of common stock were reserved for future issuance on exercise of these warrants.


14.    DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS


       The estimated fair value amounts of all financial instruments on the Company's September 30, 2001 and 2000 balance sheets have been determined by using available market information and appropriate valuation methodologies. Fair value is described as the amount at which the instrument could be exchanged in a current transaction between informed willing parties, other than in a forced liquidation. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The Company does not have any off balance sheet financial instruments.


       The following methods and assumptions were used by the Company in estimating fair value disclosures for the financial statements:

              Cash and equivalents, accounts receivable, other receivables, accounts payable, capital lease obligations and notes payable amounts approximate fair value due to their short term maturities.

15.    INCOME (LOSS) PER COMMON SHARE


       The computation of basic and diluted income (loss) per common share for each of the nine-month periods ended September 30, 2001 and 2000 is as follows:



                                                                                   2001              2000
                                                                                -----------      -----------
       Basic income (loss) available to common shareholders (numerator):
          Income (loss) before extraordinary gain                               $   282,036      $  (375,577)
          Extraordinary gain (loss)                                                  45,481           (4,995)
                                                                                -----------      -----------

       Net basic income (loss) available to common shareholders                 $   327,517      $  (380,572)
                                                                                ===========      ===========

       Weighted-average shares outstanding - basic (denominator)                 12,440,613       11,012,951
                                                                                ===========      ===========

       Basic income (loss) per common share:
          Income (loss) before extraordinary gain                               $      0.03      $     (0.03)
          Extraordinary gain                                                             --               --
                                                                                -----------      -----------

       BASIC NET INCOME (LOSS) PER COMMON SHARE                                 $      0.03      $     (0.03)
                                                                                ===========      ===========

       Diluted income (loss) available to common shareholders (numerator):
          Income (loss) before extraordinary gain                               $   282,036      $  (375,577)
          Effect of convertible debt                                                    900               --
                                                                                -----------      -----------

          Income (loss) before extraordinary gain                                   282,936         (375,577)
          Extraordinary gain (loss)                                                  45,481           (4,995)
                                                                                -----------      -----------

       Net diluted income (loss) available to common shareholders               $   328,417      $  (380,572)
                                                                                ===========      ===========

       Weighted-average shares outstanding - basic (denominator)                 12,440,613       11,012,951
                                                                                ===========      ===========

           Effect of dilutive securities:
             Stock options                                                           40,163               --
             Warrants                                                               392,280               --
             Convertible debt                                                        33,333               --
                                                                                -----------      -----------

       Weighted-average shares outstanding - diluted (denominator)               12,906,389       11,012,951
                                                                                ===========      ===========




                                                                                    2001             2000
                                                                                -----------      -----------
       Diluted income (loss) before per common share:
          Income (loss) before extraordinary gain                               $      0.03      $     (0.03)
          Extraordinary gain                                                             --               --
                                                                                -----------      -----------
       BASIC NET INCOME (LOSS) PER COMMON SHARE                                 $      0.03      $     (0.03)
                                                                                ===========      ===========


       The effect of the potentially dilutive securities listed below was not included in the computation of diluted loss per share, because to do so would have been anti-dilutive for the periods presented

       Shares of common stock issuable under:
             Employee stock options                                                 204,000          254,000
             Stock purchase warrants                                                256,500          421,500
                                                                                -----------      -----------
       TOTAL SHARES RESERVED FOR FUTURE ISSUANCE                                    460,500          675,500
                                                                                ===========      ===========

16.    COMMON STOCK TRANSACTIONS

       Common Stock Issued for Services

       In 2000, the Company issued 100,000 shares of common stock for $25,000 for financial consulting services, and in 1999 issued 10,000 shares of common stock for marketing consulting services for $10,000. Both issuances were based on the fair value of the Company's common stock on the date of issuance.

       Common Stock Issued on Conversion of Debt

       In 2000, the Company issued 3,195,177 shares of common stock upon conversion of notes payable amounting to $798,793. Of the proceeds, $85,505 was in the form of receivables, which are reflected as a reduction of shareholders' equity. Of the $85,505 of common stock receivables, $60,000 is due from an officer of the Company. In 1999, the Company issued 34,758 shares of common stock upon conversion of a debt and its related accrued interest amounting to $25,722.

       Settlement of Dispute

       In 2000, a former marketing consultant for the Company claimed $50,000 was owed for services. The Company disputed the claim, but later agreed to issue 32,511 shares of common stock in full satisfaction of the $50,000 claim for such services to avoid litigation. The number of the shares issued was determined using the average fair value of the common stock for the period the disputed services claimed to have been provided. Months later, the former marketing consultant sold the 32,511 shares to the Company for cash payment of $12,000 and the shares were then canceled.

       Common Stock Issued as Settlement of Litigation

       In January 1999, the Company entered into a transaction with an individual to sell 300,000 shares of its restricted common stock for $150,000 in connection with its 1999 private placement. Subsequently, disputes arose over the transaction. In an effort to avoid litigation, the Company agreed to increase the number of shares acquired to 428,571 for the consideration previously paid. However, in September 1999, the individual brought suit against the Company. The individual claimed that the shares issued were not according to the agreement. In October 2000, the Company entered into a settlement agreement with the individual. In this connection, the Company agreed to pay the individual $105,000, certificate the issuance to the individual of the 428,571 shares issued in the previous year, acknowledge the individual's desire to sell up to 328,571 of these shares to third parties provided the individual return to the Company any such shares not sold as of October 27, 2000. Of those 328,571 shares, the individual sold 316,667 shares and returned 11,904 to the Company for cancellation. Accordingly, the Company recognized a settlement expense of $105,000 in 2000.

       Common Stock Reserved for Future Issuances


       At September 30, 2001 and 2000, the Company had reserved 1,653,347 and 708,833 authorized shares of common stock for the future exercise of stock options, stock purchase warrants, and debt conversion, respectively.


17.    REGULATORY MATTERS

       In July 1999, the Company received a "Warning Letter" from the FDA, stating that the Company had failed to file a "510(k) Pre-Market Approval" submission for the "First Check - Home Drug Tests" and as such, their sale to the retail, consumer markets occurred without FDA clearance.

       The Company has responded to the FDA and engaged legal counsel to assist in resolving this matter through the administrative process.

      The Company did not believe it violated any FDA laws or regulations. In an attempt to resolve this matter, the Company submitted its packaging and labeling instructions for consumers for FDA review, while reserving its position that there is no law requiring such submission. The Company made submissions of its four products to the FDA, in November and December 1999. In June 2000, the Company received notification from the FDA that all four product submissions were determined to be devices substantially equivalent to devices legally marketed under FDA's rules and regulations, and it could therefore market these subject to the FDA's general control provisions.

      In February 2001, the FDA filed an administrative civil penalties action against the Company and certain of the Company's current and former officers. The administrative complaint that initiated the action seeks penalties in the amount of $1,000,000 from the Company and a total of $2,290,000 from the current and former officers. The matter is currently in the document production phase, and at this time neither the Company nor its counsel is able to estimate if any of the potential civil penalties payment may result.

                                    PART III

ITEM 1. INDEX TO EXHIBITS.


        Exhibit3.1*     Certificate of Incorporation of Era Oil Company,
                        Inc.

        Exhibit 3.1a    Certificate of Amendment of Certificate of
                        Incorporation of Era Oil Company, Inc.

        Exhibit 3.1b    Certificate of Amendment of Restated Certificate of
                        Incorporation of Forum International Center, Inc.

        Exhibit 3.1c    Certificate of Amendment of Certificate of
                        Incorporation of Forum International Center, Inc.

        Exhibit 3.2*    Amended Bylaws of the registrant

        Exhibit 3.2a*   Amendments to Articles III, Sections 1 and 8 of the
                        Amended Bylaws of the registrant

        Exhibit 10.1*   Exclusive Marketing Rights Contract, dated August
                        9, 2000, by and between the registrant and Cyber
                        Marketing Concepts, Inc.

        Exhibit 10.2* Brokerage Agreement, dated January 1, 2001, by and between the registrant and TKR Investments, Inc.

        Exhibit 10.3* Brokerage Agreement, dated June 1, 2001, by and between the registrant and Matt Cook

        Exhibit 10.4* Brokerage Agreement, dated April 1, 2001, by and between the registrant and Feldkamp Marketing

        Exhibit 10.5* Promissory Note, dated as of January 1, 2001, by the registrant in favor of Princeton BioMeditech
                        Corporation

        Exhibit 10.6* Security Agreement, dated as of January 1, 2001, by and between the registrant and Princeton BioMeditech
                        Corporation

        Exhibit 10.7* Escrow Agreement, dated as of January 1, 2001, by and between the registrant and Princeton BioMeditech
                        Corporation

        Exhibit 10.8*   Collateral Agent Agreement, dated as of January 1,
                        2001, by and between the registrant and Princeton
                        BioMeditech Corporation

        Exhibit 10.9* Warrant, dated January 1, 2001, of the registrant in favor of Jemo Kang

        Exhibit 10.10* Warrant, dated January 1, 2001, of the registrant in favor of Jemo Kang

        Exhibit 10.11* Warrant, dated January 1, 2001, of the registrant in favor of Jemo Kang

        Exhibit 10.12* Lease, dated June 13, 2000, by and between the registrant and Olen Commercial Realty Corporation

        Exhibit 10.13* Employment Agreement, dated April 4, 2000, between the registrant and Daniel G. McGuire

        Exhibit 10.14* Line of Credit Agreement, dated July 6, 2000, between the registrant and Citadel Capital Management
                        Corporation and Larry Osaki

        Exhibit 10.15*  Loan and Security Agreement, dated February 20,
                        2001, between the registrant and Camel Financial, Inc.

        Exhibit 10.16* Subordination Agreement, dated February 20, 2001, in favor of Camel Financial, Inc., among the registrant, Citadel Capital Management Group, and Camel Financial,
                        Inc.

        Exhibit 10.17* Promissory Note, dated September 6, 2001, by the registrant in favor of Citadel Capital Management Group

        Exhibit 21.1*   Subsidiaries of the Registrant

        Exhibit 23.1*   Consent of Independent Certified Public Accountant



           ----------

           * Incorporated by reference from the registrant's Registration Statement on Form 10-SB, as filed with the Securities and Exchange Commission on October 23, 2001.

                                   SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       WORLDWIDE MEDICAL CORPORATION



Date:   January 4, 2002                 By: /S/ DANIEL G. MC GUIRE
                                           -------------------------------------
                                           Daniel G. McGuire, President, Chief
                                           Executive Officer, and Chairman of
                                           the Board of Directors



Date:   January 4, 2002                 By: /S/ JEFFREY G. BURKE
                                       -------------------------------------
                                           Jeffrey C. Burke, Chief Financial
                                           Officer

                                  EXHIBIT INDEX


        Exhibit
        Number                            Description
        ------                            -----------
        Exhibit 3.1a    Certificate of Amendment of Certificate of
                        Incorporation of Era Oil Company, Inc.

        Exhibit 3.1b    Certificate of Amendment of Restated Certificate of
                        Incorporation of Forum International Center, Inc.

        Exhibit 3.1c    Certificate of Amendment of Certificate of
                        Incorporation of Forum International Center, Inc.